    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 4, 1996

                                                      REGISTRATION NO. 333-09377
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459
                            ------------------------


                                AMENDMENT NO. 3

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           SYNTHETIC INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)
                            ------------------------

           DELAWARE                          2221                         58-1049400
 (State or other jurisdiction    (Primary Standard Industrial          (I.R.S. Employer
     of incorporation or         Classification Code Number)        Identification Number)
          organization

                            ------------------------

                               309 LAFAYETTE ROAD
                           CHICKAMAUGA, GEORGIA 30707
                                 (706) 375-3121

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                                 LEONARD CHILL
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           SYNTHETIC INDUSTRIES, INC.
                               309 LAFAYETTE ROAD
                           CHICKAMAUGA, GEORGIA 30707
                                 (706) 375-3121
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   Copies to:

            MARK ZVONKOVIC, ESQ.                           THOMAS POLLOCK, ESQ.
           ANDREWS & KURTH L.L.P.                  PAUL, HASTINGS, JANOFSKY & WALKER LLP
            425 LEXINGTON AVENUE                              399 PARK AVENUE
          NEW YORK, NEW YORK 10017                       NEW YORK, NEW YORK 10022
               (212) 850-2800                                 (212) 318-6000

                            ------------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuing basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           SYNTHETIC INDUSTRIES, INC.

Cross-reference sheet furnished pursuant to Item 501(b) of Regulation S-K.

                    ITEM IN FORM S-1                          LOCATION IN PROSPECTUS
       ------------------------------------------   ------------------------------------------
  1.   Forepart of the Registration Statement and
       Outside Front Cover Page of Prospectus....   Outside Front Cover Page of Prospectus

  2.   Inside Front and Outside Back Cover Pages
       of Prospectus.............................   Inside Front Cover Page of Prospectus

  3.   Summary Information, Risk Factors and
       Ratio of Earnings to Fixed Charges........   Prospectus Summary; Risk Factors; Business

  4.   Use of Proceeds...........................   Use of Proceeds

  5.   Determination of Offering Price...........   Outside Front Cover Page; Underwriting

  6.   Dilution..................................   Dilution

  7.   Selling Security Holders..................   Not Applicable

  8.   Plan of Distribution......................   Outside Front Cover Page of Prospectus;
                                                      Underwriting
  9.   Description of Securities to be
       Registered................................   Description of Capital Stock; Dividend
                                                      Policy

 10.   Interests of Named Experts and Counsel....   Legal Matters; Experts

 11.   Information with Respect to the
       Registrant................................   Outside Front Cover Page of Prospectus;
                                                      Prospectus Summary; Risk Factors; The
                                                      Company; Use of Proceeds; Dividend
                                                      Policy; Capitalization; Dilution;
                                                      Selected Consolidated Financial
                                                      Information; Management's Discussion and
                                                      Analysis of Financial Condition and
                                                      Results of Operations; Business;
                                                      Management; Principal Stockholders;
                                                      Certain Relationships and Related
                                                      Transactions; Description of Certain
                                                      Indebtedness; Description of Capital
                                                      Stock; Shares Eligible for Future Sale;
                                                      Underwriting; Legal Matters; Experts;
                                                      Available Information; Consolidated
                                                      Financial Statements

 12.   Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities...............................   Not Applicable

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************



                  SUBJECT TO COMPLETION, DATED OCTOBER 4, 1996


PROSPECTUS
                                3,400,000 SHARES

                          [SYNTHETIC INDUSTRIES LOGO]

                                  COMMON STOCK

     All of the 3,400,000 shares (the "Shares") of common stock, par value $1.00 per share (the "Common Stock"), offered hereby are being sold by Synthetic Industries, Inc. ("SI" or the "Company"). Prior to the offering made hereby (the "Offering"), there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $15.00 and $17.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. Application has been made to include the Common Stock for listing on the Nasdaq National Market under the symbol "SIND".

                         ------------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                         ------------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

============================================================================================
                                          PRICE            UNDERWRITING
                                           TO              DISCOUNTS AND         PROCEEDS TO
                                         PUBLIC           COMMISSIONS(1)         COMPANY(2)
--------------------------------------------------------------------------------------------
Per Share.........................           $                   $                    $
--------------------------------------------------------------------------------------------
Total(3)..........................           $                   $                    $
============================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".

(2) Before deducting expenses payable by the Company estimated at $750,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 510,000 additional shares of Common Stock on the same terms and conditions as set forth above to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting".

                         ------------------------------

     The shares of Common Stock are offered, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made against payment therefor, on
or about             , 1996, at the offices of Bear, Stearns & Co. Inc., 245
Park Avenue, New York, New York 10167.

                         ------------------------------

BEAR, STEARNS & CO. INC.                                             FURMAN SELZ


               THE DATE OF THIS PROSPECTUS IS             , 1996

                               [PRODUCT PICTURES]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary information is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the Consolidated Financial Statements and notes thereto, appearing elsewhere in this Prospectus. The terms "SI" and "Company" refer to Synthetic Industries, Inc. and its subsidiaries, unless otherwise stated or indicated by the context. References to a "fiscal" year refer to the Company's fiscal year which ends on September 30 (e.g., "fiscal 1995" means the Company's fiscal year ended September 30, 1995). In addition, prior to the consummation of the Offering, the Company will amend its Certificate of Incorporation to increase its authorized shares of Common Stock and to revise certain other provisions in its Certificate of Incorporation, and will declare a stock split (the "Stock Split") of approximately 115,740.74 shares for each currently outstanding share. The information contained in this Prospectus (i) assumes that the Underwriters' over-allotment option is not exercised and (ii) has been adjusted to give effect to the Stock Split, unless otherwise noted. See "Description of Capital Stock".

                                  THE COMPANY

     Synthetic Industries, Inc. ("SI" or the "Company") is one of the world's leading producers of polypropylene fabrics and fibers for the home furnishing, construction, environmental, recreational and agricultural industries. The Company manufactures and sells more than 2,000 products in over 65 end-use markets. The Company believes that it is the second largest producer of carpet backing in the world and is the largest producer of synthetic fiber additives for concrete reinforcement through its Fibermesh(R) line of products. SI also produces polypropylene products for the geotextile and erosion control markets and is a leader in designing innovative products for specialty applications. The Company's products are engineered to meet specific customer criteria such as strength, flexibility, resistance to sunlight, water/air permeability and resistance to bacteria. The Company aims to compete in markets in which it can be the primary or secondary provider of such products, with over 93% of its products meeting this criterion. The Company's consolidated sales have grown from $188 million in fiscal 1991 to $271 million in fiscal 1995.

     The Company's products are sold along three principal product lines: carpet backing, construction and civil engineering products, and technical textiles. The Company has a worldwide presence in carpet backing, a woven fabric used in all modern tufted carpets, and is one of the two leading manufacturers in the U.S. that produce a broad range of primary and secondary carpet backing. Carpet backing accounted for approximately 49% of the Company's fiscal 1995 sales. The Company's construction and civil engineering products are its fastest growing product line and include fiber additives for concrete reinforcement and environmental and geotextile products used in roadways, landfills and building sites to stabilize soils and control erosion. The Company's sales to the construction and civil engineering market have grown from approximately $24 million in fiscal 1991 to approximately $83 million in fiscal 1995. These products represented approximately 31% of the Company's total sales in fiscal 1995, up from approximately 13% of total sales in fiscal 1991. The Company's technical textile products are comprised of specialty fabrics, industrial yarns and fibers used in diverse applications such as filtration (e.g., wastewater treatment, air filtration and bauxite mining), agriculture (e.g., shade cloth and ground cover) and recreation (e.g., swimming pool covers and trampoline mats). These products are highly engineered to meet niche customer applications and represented approximately 20% of fiscal 1995 sales. The Company's products are principally sold through direct sales to customers by the Company's sales force and through a broad network of distributors located across North and South America, Europe and the Pacific Rim.

     Management believes that the Company has a reputation in its markets as a high quality, cost-efficient manufacturer. The Company is committed to maintaining its market leadership and reputation for innovation through capital investment in facilities and state-of-the-art equipment, by hiring and training skilled employees and through process control standards and productivity improvements. The Company has been awarded ISO-9002 certification at all of its major manufacturing facilities by the International Standards Organization ("ISO"), and believes it is the only U.S. manufacturer in a majority of its markets to have been awarded such certification. SI invested approximately $80 million in capital improvements in its facilities and equipment during the five year period ended September 30, 1995. Additionally, in August 1996 the Company completed a major $35 million, 130,000 square foot expansion of its largest manufacturing facility. Based on existing product prices and demand, this expansion should increase the Company's sales by as much as $30 million over the next twelve months. The Company is one of the largest independent consumers of polypropylene in the world. The Company believes its position as a vertically-integrated manufacturer -- performing each step in the conversion of polypropylene into value-added end products -- provides a competitive advantage by allowing the Company to manufacture high quality products to customer's specifications, while controlling manufacturing costs.

     The Company's principal business strategy is to leverage its market presence in its core businesses into additional growth while maintaining its market position as a high quality, cost-efficient manufacturer. The primary components of this strategy are:

    - EXPAND PENETRATION OF EXISTING MARKETS. The Company is committed to expanding sales in markets where it currently has a leadership position by increasing market penetration through the offering of a broader product line to meet its customers' varied needs and by expanding its customer base. The Company is pursuing this goal through: (i) the expansion of geographical coverage of its sales efforts; (ii) the development of applications-oriented marketing efforts that focus on the Company's product solutions as alternatives to traditional industry practices; (iii) increased customer acceptance of its products created through stringent quality standards and industry accreditation for its test labs; and (iv) the use of in-house technical consultants to educate industry leaders as to the cost savings offered by the Company's products as compared to traditional solutions. The Company has experienced success with this strategy, as evidenced by the growth of its civil engineering product line for which sales have increased from approximately $17 million in fiscal 1993 to approximately $42 million in fiscal 1995, and approximately $37 million for the nine months ended June 30, 1996. Within this product line, the Company has focused on the roadway and building sites, erosion control and waste containment sectors. Among other products, nonwoven geotextile sales to the roadway and building site markets have grown from approximately $5 million in fiscal 1993 to approximately $16 million in fiscal 1995, and approximately $13 million for the nine months ended June 30, 1996. In addition, the Company has expanded its presence in international markets primarily through additional distribution arrangements, increased marketing efforts focused primarily on major international construction projects and the expansion of its international sales force. As a result, total international sales increased from approximately $17 million in fiscal 1993 to approximately $34 million in fiscal 1995, and approximately $21 million for the nine months ended June 30, 1996.

    - DEVELOP INNOVATIVE PRODUCTS. The Company seeks to develop innovative products and modify existing products in response to specific customer needs and to establish new markets through the development of novel applications for its existing products. By increasing its expenditures for research, product development and marketing, the Company believes it will be able to capitalize on its manufacturing strengths and distribution network to introduce new value-added products and extend product lines to complement its existing product base. For example, the Company's specially designed Fibermesh(R) MD products provide after-crack strength retention to concrete, thus mitigating immediate failure of the concrete. Since its introduction in 1991, sales of Fibermesh(R) MD have grown to approximately $26 million in fiscal 1995, and approximately $18 million for the nine months ended June 30, 1996.

    - STRENGTHEN MARKET POSITION IN CARPET BACKING. The Company intends to increase its carpet backing market share through: (i) continued capital investment in state-of-the-art equipment for additional carpet backing production capacity; (ii) expansion of sales in the growing commercial carpet sector of the domestic market; and (iii) the continued development and strengthening of its relationships with key customers. As an example of this strategy, in August 1996 the Company completed an expansion at its largest facility that has increased the Company's current capacity in carpet backing by approximately 16%.

     - CONTINUE TO IMPROVE MANUFACTURING EFFICIENCIES AND EXPAND MANUFACTURING CAPACITY. The Company has continued to invest in capital improvements and new facilities to expand capacity, add new capabilities and enhance production technologies, and in August 1996 completed a major expansion at its largest manufacturing facility in order to take advantage of opportunities in both the carpet backing and geotextile markets. The Company plans to continue to spend additional capital to increase its manufacturing capability for primary and secondary carpet backing and woven and nonwoven geotextiles, subject to prevailing market conditions.

     - PURSUE STRATEGIC ACQUISITIONS. The Company is continually evaluating the potential acquisition of companies, technologies or products which will complement its existing product lines and manufacturing and distribution strengths. Acquisition opportunities will be evaluated based on the strategic fit, the expected return on capital invested and the ability of management to improve the profitability of acquired operations through cost reductions and other synergies with existing operations.

     While the Company's sales have grown in each of the past five years, the Company's operating income has fluctuated due to a variety of factors, principally related to changes in the cost of polypropylene, the Company's primary raw material. The Company believes that the sales prices of its products will adjust over time to reflect changes in polypropylene costs, although such cost changes favorably affected operating results for fiscal 1994 and adversely affected operating results for fiscal 1995. Recently, these movements have positively affected the Company's operating income, which increased by 50% to $14.5 million for the third quarter of fiscal 1996 from $9.7 million for the comparable period of fiscal 1995. These favorable conditions have continued in the fourth quarter of fiscal 1996.

                              RECENT DEVELOPMENTS

     The following table sets forth certain unaudited operating results of the Company for the two months ended August 31, 1995 and 1996.

                                                                   TWO MONTHS ENDED
                                                                      AUGUST 31,
                                                                 ---------------------
                                                                  1995          1996
                                                                 -------       -------
                                                                    (IN THOUSANDS)
        Net sales..............................................  $50,963       $59,015
        Operating income.......................................    3,928        10,593
        Net income.............................................     (297)        3,739

     The increase in net sales of $8,052 from the 1995 to the 1996 period was primarily due to unit volume growth in each sales division and higher average selling prices. Carpet backing sales for the two months ended August 31, 1996 were $26,612 compared to $22,633 for the same period of fiscal 1995, an increase of $3,979, or 17.6%. Construction and civil engineering product sales for the two months ended August 31, 1996 were $22,204 compared to $19,154 for the same period of fiscal 1995, an increase of $3,050, or 15.9%, due to a 17% and 14% increase, respectively, in geosynthetic and Fibermesh(R) product sales. Technical textile sales for the two months ended August 31, 1996 were $10,199 compared to $9,176 for the same period of fiscal 1995, an increase of $1,023, or 11.1%.

     Operating income for the two months ended August 31, 1996 increased $6,665, or 170%, from the comparable period in fiscal 1995. As a percentage of sales, operating income increased to 17.9% from 7.7%. Net income for the two months ended August 31, 1996 was $3,739 compared to a net loss of $297 for the same period of fiscal 1995, an increase of $4,036. These increases were primarily due to increased sales volume, higher average selling prices and lower average polypropylene costs, as well as the inclusion in fiscal 1995 of a pre-tax charge of approximately $1,900 to increase the allowance for doubtful accounts due to a customer who experienced severe financial difficulty.

                                  THE OFFERING

Common Stock offered by the Company..........  3,400,000 Shares

Common Stock to be outstanding after the
  Offering...................................  9,181,250 Shares(1)(2)

Use of Proceeds..............................  To repay all outstanding bank indebtedness and for other general corporate purposes.

Proposed Nasdaq National Market Symbol.......  "SIND"

---------------

(1) Does not include up to 510,000 shares of Common Stock which may be offered by the Company upon exercise of the Underwriters' overallotment option.

(2) Excludes 638,397 shares of Common Stock at September 27, 1996 which are subject to options granted under the Company's 1994 Stock Option Plan for Non-Employee Directors, 1994 Stock Option Plan and 1996 Stock Option Plan (collectively, the "Stock Option Plans"), 204,434 of which are subject to currently exercisable options.

                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should carefully consider the factors set forth in "Risk Factors," as well as the other information set forth in this Prospectus before making an investment in the Common Stock.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The following summary consolidated financial information should be read in conjunction with the Consolidated Financial Statements and notes thereto and the other selected financial data set forth elsewhere in this Prospectus.

                                                                                    NINE MONTHS                THREE MONTHS
                                                 FISCAL YEAR                           ENDED                      ENDED
                                             ENDED SEPTEMBER 30,                     JUNE 30,                    JUNE 30,
                                     ------------------------------------     -----------------------     ----------------------
                                       1993         1994        1995(1)         1995          1996         1995          1996
                                     --------     --------     ----------     --------     ----------     -------     ----------
STATEMENT OF OPERATIONS DATA:
  Net sales......................... $210,516     $234,977     $  271,427     $194,349     $  212,060     $72,767     $   82,843
  Gross profit......................   68,335       82,672         76,721       57,399         60,839      21,900         27,709
  Operating income..................   29,921       40,770         28,687       23,437         23,612       9,682         14,521
  Interest expense..................   20,854       20,011         22,514       17,027         17,253       5,846          5,863
  Income from continuing operations
    before provision for income
    taxes...........................    8,134       20,020          5,436        5,855          5,836       3,650          8,483
  Income from continuing
    operations......................    3,662       11,420          1,936        2,555          2,786       1,879          5,093
PRO FORMA FINANCIAL DATA:
  Net income(2).....................                           $    4,676                  $    4,654                 $    5,716
  Net income per share(2)...........                                 0.50                        0.49                       0.61
  Weighted average common and common
    equivalent shares outstanding...                            9,422,214                   9,422,214                  9,422,214
OTHER FINANCIAL DATA:
  EBITDA(3)......................... $ 41,061     $ 52,421     $   42,887     $ 33,960     $   35,330     $13,258     $   18,556
  EBITDA as a percentage of net
    sales...........................     19.5%        22.3%          15.8%        17.5%          16.7%       18.2%          22.4%
  Depreciation and amortization..... $ 12,073     $ 12,390     $   14,937     $ 11,078     $   12,241     $ 3,762     $    4,210
  Capital expenditures..............   11,759       31,866         13,313       12,169         30,439(4)    3,942         16,789(4)

                                                                                                AS OF JUNE 30, 1996
                                                                                AS OF         ------------------------
                                                                            SEPTEMBER 30,                      AS
                                                                                1995           ACTUAL      ADJUSTED(5)
                                                                            -------------     --------     -----------
BALANCE SHEET DATA:
  Working capital.........................................................    $  69,039       $ 66,800      $  66,800
  Total assets............................................................      312,300        325,532        325,532
  Long-term debt..........................................................      192,048        204,145        154,303
  Stockholder's equity....................................................       57,756         60,508        110,350

---------------

     (1) Fiscal 1995 results of operations include a pre-tax charge of $2,852 which occurred during the fourth quarter of fiscal 1995 to increase the allowance for doubtful accounts due to a customer who experienced severe financial difficulty. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

     (2) Pro forma net income and pro forma net income per share reflect the reduction in interest expense resulting from the use of the estimated net offering proceeds of $49,842 to repay certain bank indebtedness calculated as of the beginning of the period indicated. See "Use of Proceeds".

     (3) Represents income before interest, taxes, depreciation, and amortization. EBITDA is presented because it is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation from or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.

     (4) Capital expenditures for the three and nine months ended June 30, 1996 include $5,000 for equipment purchased under a capital lease.

     (5) Adjusted to give effect to the sale of the 3,400,000 Shares offered by the Company hereby (assuming an initial public offering price of $16.00 per share and after deducting the estimated underwriting discounts and expenses of the Offering) and the application of the estimated net proceeds therefrom. See "Use of Proceeds".

                                  RISK FACTORS

     Prospective investors should carefully review the information set forth below, in addition to the other information set forth in this Prospectus, prior to purchasing shares of Common Stock offered hereby.

RAW MATERIAL PRICES AND AVAILABILITY

     Polypropylene, a petroleum derivative, is the basic raw material used in the manufacture of substantially all of the Company's products. For the nine months ended June 30, 1996 and in fiscal 1995, polypropylene purchases accounted for approximately 50% of the Company's cost of sales. The price of polypropylene is primarily a function of manufacturing capacity, demand and the prices of petrochemical feedstocks, crude oil and natural gas liquids. Historically, the market price of polypropylene has fluctuated, such as in fiscal 1995 when the average market cost of polypropylene was approximately 50% higher than in fiscal 1994. A significant increase in the price of polypropylene that cannot be passed on to customers could have a material adverse effect on the Company's results of operations and financial condition. There can be no assurance that the price of polypropylene will not increase in the future or that the Company will be able to pass on any such increase to its customers. In addition, significant increases in demand for, or a significant disruption in supply of, polypropylene, without a corresponding expansion of polypropylene manufacturing capacity, could result in production shortages. Historically, the creation of such additional facilities has helped to relieve supply pressures although there can be no assurance that this will continue to be the case.

     The Company's major suppliers of polypropylene are Fina Oil & Chemical Company, Lyondell Polymers Company, Huntsman Polypropylene and Union Carbide. The loss of any one of the Company's suppliers could adversely affect the Company's business until alternative supply arrangements were secured. In addition, there is no assurance that any new supply agreement entered into by the Company would have terms comparable to those contained in current supply arrangements. See "Business -- Raw Materials".

LEVERAGE

     The Company is highly leveraged. As of June 30, 1996, the Company had outstanding consolidated long-term debt (including current maturities) of approximately $154 million on a pro forma basis taking into account the application of the estimated net proceeds to the Company from the Offering. Furthermore, the Company may incur additional indebtedness in the future, subject to certain limitations contained in the instruments governing its indebtedness. The degree to which the Company is leveraged could have important consequences to holders of Common Stock, including: (i) impairment of the Company's ability to obtain additional financing in the future; (ii) reduction of funds available to the Company for its operations and general corporate purposes or for capital expenditures, as a result of the dedication of a substantial portion of the Company's net cash flow from operations to the payment of principal of and interest on the Company's indebtedness; (iii) the possibility of an event of default under financial and operating covenants contained in the Company's debt instruments which, if not cured or waived, could possibly have a material adverse effect on the Company; (iv) a relative competitive disadvantage if the Company is substantially more leveraged than its competitors; and (v) an inability to adjust to rapidly changing market conditions and consequent vulnerability in the event of a downturn in general economic conditions or its business because of the Company's reduced financial flexibility. The Company's ability to make scheduled payments or to refinance its obligations with respect to its indebtedness depends on its financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond its control. Although the Company's cash flow from its operations has historically been sufficient to meet its debt service obligations, there can be no assurance that the Company's operating results will continue to be sufficient for payment of the Company's indebtedness. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

COMPETITION

     The markets for the Company's products are highly competitive. In the manufacture and sale of carpet backing, which represented in excess of 50% and 49% of the Company's total net sales for the nine months ended June 30, 1996 and in fiscal 1995, respectively, the Company competes primarily with Amoco Fabrics and Fibers Co. ("Amoco"), a subsidiary of Amoco Corporation, and, to a lesser extent, certain other companies. Amoco has the leading position in the carpet backing market worldwide. In the manufacture and sale of the Company's other products, the Company generally competes with a number of other companies, including, in some cases, Amoco. Several of these competitors, particularly Amoco, are significantly larger and have substantially greater resources than the Company. The pricing policies of the Company's competitors have at certain times in the past limited the Company's ability to increase its sales prices or caused the Company to lower its sales prices. See "Business -- Products,"
"-- Marketing and Sales" and " -- Raw Materials".

SIGNIFICANT CUSTOMER

     For the nine months ended June 30, 1996 and in fiscal 1995, Shaw Industries, Inc. ("Shaw"), a major carpet manufacturer and long-time customer of the Company, was the Company's largest single customer, accounting for approximately 18.4% and 18.2%, respectively, of the Company's total net sales and approximately 36.7% and 37.1%, respectively, of the Company's carpet backing sales. If Shaw were to significantly reduce or terminate its purchases of carpet backing from the Company, the Company's results of operations and financial condition could be materially adversely affected. The Company has no other customers that account for greater than 10% of its total net sales. For the nine months ended June 30, 1996 and in fiscal 1995, the Company's ten largest customers for carpet backing accounted for approximately 78% and 77%, respectively, of its total net sales to the carpet industry. See
"Business -- Marketing and Sales -- Carpet Backing".

CONTROL BY CERTAIN STOCKHOLDERS

     Upon completion of the Offering, Synthetic Industries, L.P., a Delaware limited partnership (the "Partnership") will own approximately 63% (approximately 60% if the Underwriters' over-allotment option is exercised in full) of the outstanding shares of Common Stock. As a result, the Partnership will be able to effectively control the outcome of certain matters requiring a stockholder vote, including the election of directors. Such ownership of Common Stock may have the effect of delaying, deferring or preventing a change of control of the Company and may adversely affect the voting and other rights of other stockholders.

CERTAIN ANTI-TAKEOVER EFFECTS OF CHARTER

     The Company's Certificate of Incorporation and By-laws restrict the ability of stockholders to call special meetings or take stockholder action by written consent. These provisions could delay or hinder the removal of incumbent directors and could discourage or make more difficult a proposed merger, tender offer or proxy contest involving the Company or may otherwise have an adverse effect on the market price of the Common Stock. See "Description of Capital Stock -- Certain Provisions of the Certificate of Incorporation". The Company also is subject to provisions of Delaware corporate law that will restrict the Company from engaging in certain business combinations with a person who, together with affiliates and associates, owns 15% or more of the Common Stock (an "Interested Stockholder") for three years after the person becomes an Interested Stockholder, unless certain conditions are met or the business combination is approved by the Company's Board of Directors (the "Board") and/or the Company's stockholders in a prescribed manner. These provisions also could render more difficult or discourage a merger, tender offer or other similar transaction. See "Description of Capital Stock -- Section 203 of the DGCL".

ABSENCE OF PRIOR MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering there has been no public market for shares of the Common Stock and there can be no assurances that an active trading market in the Common Stock will develop or be sustained after the

Offering. The initial public offering price for the Common Stock will be determined solely by negotiations among Bear, Stearns & Co. Inc., as the Representative of the Underwriters, and the Company based on several factors and may not be indicative of the market price for the Common Stock after the Offering. See "Underwriting" for a description of the factors to be considered in determining the initial public offering price. In addition, the market price for shares of the Common Stock may be highly volatile. Factors such as the Company's cost of raw materials, average selling price, the introduction of new products by the Company or its competitors, changes in the estimates or recommendations of financial analysts regarding the Company and general market conditions may have a material adverse effect on the market price of the Common Stock.

ENVIRONMENTAL

     Certain local governments have adopted ordinances prohibiting or restricting the use or disposal of certain polypropylene products. Widespread adoption of such prohibitions or restrictions could adversely affect demand for the Company's products and thereby have a material adverse effect upon the Company. In addition, a decline in consumer preference for polypropylene products due to environmental considerations could have a material adverse effect upon the Company.

SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of Common Stock in the public market or the perception that such sales could occur could adversely affect market prices of the Common Stock. Upon completion of the Offering, the Company will have outstanding 9,181,250 shares of Common Stock. Of these shares, the 3,400,000 shares of Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares owned by an "affiliate" of the Company, which will be subject to the limitations of Rule 144 under the Securities Act ("Rule 144"). The remaining 5,781,250 shares of Common Stock were acquired by the Partnership prior to the Offering without registration under the Securities Act in reliance upon exemptions from registration and are "restricted securities" for purposes of the Securities Act. These shares may not be sold unless their offer and sale are registered under the Securities Act or unless an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act, is available. Each of the Company, its executive officers, senior management and directors and the Partnership have entered into certain "lock-up" agreements with the Underwriters with respect to the sale of shares of Common Stock. Under these "lock-up" agreements, (i) the Company has agreed not to offer, sell, agree to sell, grant any option for the sale of or otherwise dispose of, directly or indirectly, any shares of Common Stock (or any security convertible into, exercisable for or exchangeable for Common Stock) without the consent of Bear, Stearns & Co. Inc. for a period of 270 days after the date of this Prospectus, and (ii) the Partnership and the executive officers, senior management and directors of the Company have agreed not to offer, sell, agree to sell, grant any option for the sale of or otherwise dispose of, directly or indirectly, any shares of Common Stock (or any security convertible into, exercisable for or exchangeable for Common Stock) without the consent of Bear, Stearns & Co. Inc. for a period of 270 days after the date of this Prospectus, and thereafter, until December 31, 1997, only pursuant to an underwritten public offering, except with respect to transfers made by officers or directors as gifts, provided that the donee agrees to be bound by the foregoing restrictions, and except that the Company may issue shares of Common Stock upon the exercise of options granted under its stock option plans. After the expiration of the "lock-up" agreements, such persons will be entitled to sell, distribute or otherwise dispose of the Common Stock that they hold subject to the provisions of applicable securities laws. In addition, the Company has entered into a Registration Rights Agreement with the Partnership which gives the Partnership certain rights to registration under the Securities Act, subject to certain conditions. See "Description of Capital Stock -- Registration Rights" and "Shares Eligible for Future Sale".

DILUTION

     Investors in the Common Stock offered hereby will experience immediate and substantial dilution. See "Dilution".
                             ---------------------

     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this Prospectus, including, without limitation, statements under the captions "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" regarding the Company's financial position, business strategy and plans and objectives of management of the Company for future operations, constitute forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Cautionary statements describing important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the caption "Risk Factors" and elsewhere in this Prospectus, including, without limitation, in conjunction with the forward-looking statements included in this Prospectus. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such cautionary statements.

                                  THE COMPANY

     The Company is one of the world's leading producers of polypropylene fabrics and fibers for the home furnishing, construction, environmental, recreational and agricultural industries. The Company manufactures and sells more than 2,000 products in over 65 end-use markets. The Company believes that it is the second largest producer of carpet backing in the world and is the largest producer of synthetic fiber additives for concrete reinforcement through its Fibermesh(R) line of products. SI also produces polypropylene products for the geotextile and erosion control markets and is a leader in designing innovative products for specialty applications. The Company's products are engineered to meet specific customer criteria such as strength, flexibility, resistance to sunlight, water/air permeability and resistance to bacteria. The Company aims to compete in markets in which it can be the primary or secondary provider of such products, with over 93% of its products meeting this criterion. The Company's consolidated sales have grown from $188 million in fiscal 1991 to $271 million in fiscal 1995.

     Immediately prior to the completion of the Offering, all of the issued and outstanding capital stock of the Company was owned by the Partnership. SI Management L.P., a Delaware limited partnership, is the sole general partner of the Partnership and controls the management and affairs of the Partnership and therefore the Company. SI Management L.P. is controlled indirectly by Leonard Chill, Ralph Kenner, William Gardner Wright, Jr. and W. Wayne Freed, current executive officers of the Company, and Jon P. Beckman, a former executive officer of the Company. See "Management -- Executive Officers and Directors of the Company" and "Certain Relationships and Related Transactions".

     Immediately following the Offering, the Partnership will own 5,781,250 shares of Common Stock, or approximately 63% of the issued and outstanding shares of Common Stock. Employees, officers and directors have been granted options to purchase an additional 6.5% of the Common Stock on a fully diluted basis. See "Principal Stockholders".

     The principal executive offices of the Company are located at 309 LaFayette Road, Chickamauga, Georgia 30707, and the Company's telephone number is (706) 375-3121.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 3,400,000 Shares to be sold by the Company hereby (after payment of underwriting discounts and commissions and estimated expenses of the Offering) are estimated to be $49.8 million ($57.4 million if the Underwriters' overallotment option is exercised in full). The full amount of the net proceeds to the Company from the Offering will be used to repay all outstanding bank indebtedness and for other general corporate purposes. On September 27, 1996, $45.0 million was outstanding, at an interest rate of 8.1875%, under the Company's Fourth Amended and Restated Revolving Credit and Security Agreement, dated as of October 20, 1995, as subsequently amended (the "Credit Facility"), among the Company, the financial institutions party thereto from time to time, as the lenders (the "Lenders"), and the First National Bank of Boston, as agent for the Lenders. The Credit Facility expires on October 1, 2001.

                                DIVIDEND POLICY

     The Company has not declared or paid any cash or other dividends on the Common Stock and intends for the foreseeable future to retain its earnings to finance the development of its business and for repayment of debt. The declaration and payment of dividends by the Company are subject to the discretion of the Board. Any future determination to pay dividends will depend on the Company's results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by the Board. In addition, the Credit Facility and the Company's $140 million original principal amount of 12 3/4% Senior Subordinated Debentures due December 1, 2002 (the "Debentures") contain restrictions on the Company's ability to declare and pay dividends. See "Description of Certain Indebtedness".

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company (i) at June 30, 1996, and (ii) as adjusted to give effect to (a) the 115,740.74-for-1 stock split to be consummated prior to the Offering, (b) the Offering, and (c) the application of the estimated net proceeds therefrom. The information presented below should be read in conjunction with "Summary Consolidated Financial Information", "Selected Consolidated Financial Information", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto, appearing elsewhere in this Prospectus.

                                                                             JUNE 30, 1996
                                                                        ------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                         (IN THOUSANDS, EXCEPT
                                                                          SHARE AND PER SHARE
                                                                                 DATA)
Long-term debt(1):
  Credit Facility(2):
     Revolving credit portion.........................................  $ 13,014      $      --
     Term loan portion................................................    45,000          8,172
  12 3/4% Senior Subordinated Debentures due 2002.....................   140,000        140,000
  Capitalized lease obligation........................................     4,843          4,843
  Other...............................................................     1,348          1,348
                                                                        --------      ---------
          Total long-term debt........................................   204,205        154,363
     Less current portion.............................................       (60)           (60)
                                                                        --------      ---------
  Long term debt, net.................................................   204,145        154,303
                                                                        --------      ---------
Stockholder's equity:
  Common Stock $1.00 par value; 5,000 shares authorized, 49.95 shares issued and outstanding; 25,000,000 shares authorized and
     9,181,250 shares issued and outstanding, as adjusted(3)..........                    9,181
  Additional paid-in capital..........................................    69,300        109,961
  Cumulative translation adjustments..................................        (5)            (5)
  Deficit.............................................................    (8,787)        (8,787)
                                                                        --------      ---------
          Total stockholder's equity..................................    60,508        110,350
                                                                        --------      ---------
Total capitalization..................................................  $264,653      $ 264,653
                                                                        ========      =========

---------------

(1) For a description of the Company's long-term debt, see Note 8 of Notes to Consolidated Financial Statements.

(2) At September 27, 1996, the amount of borrowings under the Credit Facility was $45,000 and the amount available under the Credit Facility and as adjusted for the Offering was $38,156.

(3) Excludes 638,397 shares of Common Stock at September 27, 1996 which are subject to options granted under the Stock Option Plans, 204,434 of which are subject to currently exercisable options.

                                    DILUTION

     The net tangible book value of the Company as of June 30, 1996 was a deficit of approximately $24.3 million, or ($4.21) per share. Net tangible book value per share is equal to stockholder's equity less the net book value of goodwill and identified intangible assets, divided by the number of shares outstanding. After giving effect to the sale by the Company of 3,400,000 Shares in the Offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds", the pro forma net tangible book value of the Company at June 30, 1996 would have been approximately $25.5 million, or $2.78 per share. This represents an immediate increase in net tangible book value of $6.99 per share to the existing stockholder and an immediate net dilution of tangible book value of $13.22 per share to new investors purchasing Shares in the Offering. The following table illustrates this dilution:

    Initial public offering price(1)...................................             $16.00
      Net tangible book value per share before the Offering............  $(4.21)
      Increase per share attributable to new investors.................    6.99
                                                                         ------
    Pro forma net tangible book value per share after the Offering.....               2.78
                                                                                    ------
    Dilution per share to new investors(2).............................             $13.22
                                                                                    ======

---------------

(1) Initial public offering price before deduction of underwriting discounts and commissions and estimated expenses of the Offering to be paid by the Company.

(2) Assumes no exercise of outstanding stock options.

     The following table summarizes, on a pro forma basis as of June 30, 1996, the differences between the existing stockholder and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholder and new investors (based on the assumed initial public offering price):

                                                                        TOTAL
                                         SHARES PURCHASED           CONSIDERATION          AVERAGE
                                       --------------------    -----------------------      PRICE
                                        NUMBER      PERCENT       AMOUNT       PERCENT    PER SHARE
                                       ---------    -------    ------------    -------    ---------
    Existing stockholder.............  5,781,250      63.0%    $ 69,300,000      56.0%     $ 11.99
    New investors....................  3,400,000      37.0       54,400,000      44.0        16.00
                                       ---------     -----     ------------     -----
              Total..................  9,181,250     100.0%    $123,700,000     100.0%
                                       =========     =====     ============     =====

     The table set forth above assumes no exercise of the Underwriters' overallotment option or of any outstanding stock options. See footnote 3 under "Capitalization" for information regarding the number of shares issuable upon exercise of stock options outstanding at September 27, 1996 and "Underwriting" for information concerning the Underwriters' over-allotment option.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The statement of operations data for the fiscal years ended September 30, 1993, 1994 and 1995 and the balance sheet data as of September 30, 1994 and 1995 are derived from the Consolidated Financial Statements that have been audited by Deloitte & Touche LLP, independent auditors, and are included elsewhere in this Prospectus. The statement of operations data for the years ended September 30, 1991 and 1992 and the balance sheet data as of September 30, 1991, 1992 and 1993 are derived from audited financial statements of the Company that are not included herein. The statement of operations and balance sheet data as of and for the three and nine month periods ended June 30, 1995 and 1996 have been derived from the unaudited interim financial statements of the Company and include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to fairly present the data for such periods. The pro forma financial data is provided for informational purposes only, is unaudited and is not necessarily indicative of future results or what the operating results would have been had the transactions actually been consummated as of the beginning of the periods indicated. The following Selected Consolidated Financial Information should be read in conjunction with the Consolidated Financial Statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                           NINE MONTHS           THREE MONTHS
                                                                                              ENDED                 ENDED
                                           FISCAL YEAR ENDED SEPTEMBER 30,                   JUNE 30,              JUNE 30,
                                -----------------------------------------------------  --------------------  --------------------
                                  1991       1992       1993       1994      1995(1)     1995       1996       1995       1996
                                --------   --------   --------   --------   ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
  Net sales...................  $188,446   $195,739   $210,516   $234,977   $ 271,427  $ 194,349  $ 212,060  $  72,767  $  82,843
  Cost of sales...............   130,828    133,690    142,181    152,305     194,706    136,950    151,221     50,867     55,134
                                --------   --------   --------   --------   ---------  ---------  ---------  ---------  ---------
  Gross profit................    57,618     62,049     68,335     82,672      76,721     57,399     60,839     21,900     27,709
  Selling, general and
    administrative expenses...    27,192     31,795     35,799     39,403      45,468     32,044     35,283     11,570     12,540
  Amortization of
    intangibles...............     2,835      2,598      2,615      2,499       2,566      1,918      1,944        648        648
                                --------   --------   --------   --------   ---------  ---------  ---------  ---------  ---------
  Operating income............    27,591     27,656     29,921     40,770      28,687     23,437     23,612      9,682     14,521
  Interest expense............    19,155     17,865     20,854     20,011      22,514     17,027     17,253      5,846      5,863
  Amortization of deferred
    financing costs...........     2,151      1,636        933        739         737        555        523        186        175
                                --------   --------   --------   --------   ---------  ---------  ---------  ---------  ---------
  Income from continuing
    operations before
    provision for income
    taxes.....................     6,285      8,155      8,134     20,020       5,436      5,855      5,836      3,650      8,483
  Provision for income
    taxes.....................     4,475      4,560      4,472      8,600       3,500      3,300      3,050      1,771      3,390
                                --------   --------   --------   --------   ---------  ---------  ---------  ---------  ---------
  Income from continuing
    operations................  $  1,810   $  3,595   $  3,662   $ 11,420   $   1,936  $   2,555  $   2,786  $   1,879  $   5,093
                                ========   ========   ========   ========   =========  =========  =========  =========  =========
  Net income (loss)(2)........  $  1,501   $ (3,972)  $(12,310)  $ 11,420   $   1,936  $   2,555  $   2,786  $   1,879  $   5,093
                                ========   ========   ========   ========   =========  =========  =========  =========  =========
PRO FORMA FINANCIAL DATA:
  Net income(3)...............                                              $   4,676             $   4,654             $   5,716
                                                                            =========             =========             =========
  Net income per share(3).....                                                   0.50                  0.49                  0.61
                                                                            =========             =========             =========
  Weighted average common and
    common equivalent shares
    outstanding...............                                              9,422,214             9,422,214             9,422,214

                                                                 AS OF SEPTEMBER 30,                       AS OF JUNE 30,
                                                -----------------------------------------------------   ---------------------
                                                  1991       1992       1993       1994       1995        1995        1996
                                                --------   --------   --------   --------   ---------   ---------   ---------
BALANCE SHEET DATA:
  Working capital.............................  $ 40,414   $ 33,980   $ 42,055   $ 44,114   $  69,039   $  70,452   $  66,800
  Total assets................................   251,918    254,581    260,372    287,933     312,300     316,450     325,532
  Long-term debt..............................   152,381    158,638    164,723    172,490     192,048     196,760     204,145
  Stockholder's equity........................    62,838     56,700     44,423     55,817      57,756      58,389      60,508

            FOOTNOTES TO SELECTED CONSOLIDATED FINANCIAL INFORMATION

(1) Fiscal 1995 results of operations include a pre-tax charge of $2,852 which occurred during the fourth quarter of fiscal 1995 to increase the allowance for doubtful accounts due to a customer who experienced severe financial difficulty. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

(2) Net income for fiscal 1993 includes (i) an extraordinary loss of $8,892 from the early extinguishment of debt, (ii) a charge of $8,500 for the cumulative effect of an accounting change, and (iii) a gain of $1,420 on the disposal of discontinued operations. See Notes 9, 11 and 12 of Notes to Consolidated Financial Statements. Net income for fiscal 1992 includes a loss from discontinued operations of $553 and a loss on the disposal of discontinued operations of $7,014. Net income for fiscal 1991 includes a loss from discontinued operations of $309.

(3) Pro forma net income and pro forma net income per share reflect the reduction in interest expense resulting from the use of the estimated net offering proceeds of $49,842 to repay certain bank indebtedness calculated as of the beginning of the period indicated. See "Use of Proceeds".

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the information contained in the Consolidated Financial Statements, including the notes thereto, and the other financial information appearing elsewhere in this Prospectus. Dollar amounts are in thousands. The following discussion includes forward-looking statements that involve certain risks and uncertainties. See "Risk Factors".

INTRODUCTION

     The Company's net sales in recent years have increased due to a variety of factors, including generally increasing sales volumes as a result of growing demand for the Company's products and the Company's ability to expand its markets through development of new products.

     The Company's products are sold along three principal product lines: carpet backing, construction and civil engineering products, and technical textiles. The following table summarizes net sales growth for each of these product lines during the fiscal years ended September 30, 1993, 1994 and 1995 and the nine month periods ended June 30, 1995 and 1996:

                                         FISCAL YEAR ENDED SEPTEMBER 30,                        NINE MONTHS ENDED JUNE 30,
                            ----------------------------------------------------------    --------------------------------------
                                  1993                1994                 1995                 1995                 1996
                            ----------------    -----------------    -----------------    -----------------    -----------------
Carpet backing............. $106,406    50.5%   $117,791     50.1%   $133,025     49.0%   $ 98,748     50.8%   $106,376     50.2%
Construction and civil
  engineering..............   47,899    22.8      68,706     29.3      82,933     30.6      54,134     27.9      64,981     30.6
Technical textiles.........   56,211    26.7      48,480     20.6      55,469     20.4      41,467     21.3      40,703     19.2
                            --------   -----    --------    -----    --------    -----    --------    -----    --------    -----
Net sales.................. $210,516   100.0%   $234,977    100.0%   $271,427    100.0%   $194,349    100.0%   $212,060    100.0%
                            ========   =====    ========    =====    ========    =====    ========    =====    ========    =====

     The Company's carpet backing business has grown at a faster rate than that of the industry as a whole, principally due to recent market share gains in the consumer carpet backing market and increased penetration of the commercial carpet backing market. The Company's construction and civil engineering business has grown significantly over the past three years due to increased acceptance of the Company's proprietary concrete reinforcement products, the expansion of this product line to offer a full range of geosynthetic products to the markets the Company serves and other innovative product offerings. Over the past three years, the Company has streamlined its technical textile business and exited several product lines which did not meet the Company's strategic sales and profitability objectives. The Company believes that it has positioned its technical textile business for increased sales and profitability.

     While the Company's sales have grown in each of the past three years, the Company's operating income has fluctuated due to a variety of factors, principally related to changes in the cost of polypropylene, the Company's primary raw material. The Company believes that the selling prices of its products will adjust over time to reflect changes in polypropylene costs, although movements in polypropylene costs favorably affected operating results for fiscal 1994 and adversely affected operating results for fiscal 1995. Based upon normal Company inventory levels, changes in polypropylene costs generally affect the Company's results of operations two to three months after the change occurs. Accordingly, as a result of polypropylene price decreases in the first quarter of fiscal 1996, the Company's effective cost of polypropylene began to decline in the second quarter of fiscal 1996. This decrease in polypropylene costs, without a corresponding decrease in selling prices, in part accounted for increased operating income in the third quarter of fiscal 1996 to $14,521, as compared to $9,682 for the comparable period of fiscal 1995. Recent polypropylene price increases in the third and fourth quarters of fiscal 1996 have been offset by the Company's recently effected price increases for a majority of its products.

     According to a September 1996 report by Chemical Data Inc. ("Chem Data"), a monthly petrochemical and plastics analysis publication, current annual polypropylene capacity in North America is 12.6 billion pounds per year, up from
11.4 billion pounds at December 31, 1995. Total average annual capacity will rise to 14.0 billion pounds per year for 1997 and 14.6 billion pounds per year for 1998. Historically, the creation of additional capacity has helped to relieve supply pressures although there can be no assurance that this will continue to be the case. Chem Data also projects that polypropylene prices will decline in the last three months of calendar 1996.

     The Company historically has operated at or near full capacity on a 24-hour per day, seven days per week, 350 days per year schedule. Reflecting this level of capacity utilization, the Company invested approximately $80,000 on its six manufacturing facilities during the five year period ended September 30, 1995. Additionally, in August 1996 the Company completed a major $35,000 expansion at its largest manufacturing facility. Based on existing product prices and demand, this expansion should increase the Company's sales by as much as $30,000 over the next twelve months.

     The following table sets forth the percentage relationships to net sales of certain income statement items. See "Selected Consolidated Financial Information", as well as the Consolidated Financial Statements, the notes thereto and other financial information included elsewhere in the Prospectus for more detailed financial information.

                                                                         NINE MONTHS    THREE MONTHS
                                                     YEAR ENDED             ENDED          ENDED
                                                    SEPTEMBER 30,          JUNE 30,       JUNE 30,
                                                ---------------------   -------------   -------------
                                                1993    1994    1995    1995    1996    1995    1996
                                                -----   -----   -----   -----   -----   -----   -----
Net sales...................................... 100.0%  100.0%  100.0%  100.0%  100.0%  100.0%  100.0%
Cost of sales..................................  67.6    64.8    71.7    70.5    71.3    69.9    66.6
                                                -----   -----   -----   -----   -----   -----   -----
  Gross profit.................................  32.4    35.2    28.3    29.5    28.7    30.1    33.4
Selling expenses...............................   9.2     9.3     9.0     9.1     9.1     9.1     8.8
General and administrative expenses............   7.8     7.5     7.8     7.4     7.6     6.8     6.3
Amortization of intangibles....................   1.2     1.0     0.9     1.0     0.9     0.9     0.8
                                                -----   -----   -----   -----   -----   -----   -----
  Operating income.............................  14.2    17.4    10.6    12.0    11.1    13.3    17.5
Interest expense...............................   9.9     8.5     8.3     8.8     8.1     8.0     7.1
Amortization of deferred financing costs.......   0.4     0.3     0.3     0.2     0.3     0.3     0.2
                                                -----   -----   -----   -----   -----   -----   -----
  Income from continuing operations before
     provision for taxes.......................   3.9     8.6     2.0     3.0     2.7     5.0    10.2
Provision for income taxes.....................   2.1     3.7     1.3     1.7     1.4     2.4     4.1
                                                -----   -----   -----   -----   -----   -----   -----
  Income from continuing operations............   1.8%    4.9%    0.7%    1.3%    1.3%    2.6%    6.1%
                                                =====   =====   =====   =====   =====   =====   =====

RESULTS OF OPERATIONS

     THREE MONTHS ENDED JUNE 30, 1996 AS COMPARED TO THREE MONTHS ENDED JUNE 30, 1995

     Net sales for the three months ended June 30, 1996 were a record $82,843 for a quarterly period compared to $72,767 for the same period of fiscal 1995, an increase of $10,076, or 13.8%. This increase was primarily due to increased sales of carpet backing and construction and civil engineering products. Carpet backing sales for the three months ended June 30, 1996 were $37,487 compared to $34,441 for the same period of fiscal 1995, an increase of $3,046 or 8.8%. This increase was primarily the result of higher unit volume in primary and secondary carpet backing partially offset by lower average selling prices from the prior period. Construction and civil engineering product sales for the three months ended June 30, 1996 were $30,525 compared to $23,780 for the same period of fiscal 1995, an increase of $6,745, or 28.4%. This increase was primarily due to a 5.5% increase in sales of Fibermesh(R) and a 51.1% increase in sales of geotextile and erosion control products during the third quarter of fiscal 1996 compared to the same period in fiscal 1995. Technical textiles sales for the three months ended June 30, 1996 were $14,831 compared to $14,546 for the same period of fiscal 1995, an increase of $285, or 2.0%, resulting primarily from sales gains in the furniture and bedding markets.

     Gross profit for the three months ended June 30, 1996 was $27,709 compared to $21,900 for the same period of fiscal 1995, an increase of $5,809, or 26.5%. As a percentage of sales, gross profit increased to 33.4% from 30.1%. This increase was primarily due to increased sales volumes as well as lower average polypropylene costs. See "-- Introduction".

     Selling expenses for the three months ended June 30, 1996 increased $680, or 10.3%, to $7,307 as compared to $6,627 for the same period of fiscal 1995, reflecting increased expenditures associated with higher sales volume as well as increased marketing expenses. These expenses related to the Company's strategy to leverage its market position in its core businesses as well as the Company's expectation of higher sales resulting from the completion of its capacity expansion program later this year. As a percentage of sales, selling expenses decreased from 9.1% to 8.8%, principally due to the significant increase in sales without a corresponding increase in selling costs.

     General and administrative expenses for the three months ended June 30, 1996 were $5,233 compared to $4,943 for the same period of fiscal 1995, an increase of $290, or 5.9%, principally due to expenditures related to continued improvements in the Company's Management Information Systems. As a percentage of sales, general and administrative expenses decreased from 6.8% to 6.3%, principally due to the increase in sales without a corresponding increase in general and administrative expenses.

     Operating income for the three months ended June 30, 1996 was $14,521 compared to $9,682 for the same period of fiscal 1995, an increase of $4,839, or 50%. As a percentage of sales, operating income increased to 17.5% from 13.3%. This increase was primarily due to the factors discussed above.

     Total interest expense for the three months ended June 30, 1996 was $5,863 compared to $5,846 for the same period of fiscal 1995, principally due to higher average borrowings under the Credit Facility partially offset by lower effective interest rates.

     The effective income tax rate for the three months ended June 30, 1996 was 40.0% compared to 48.5% for the same period of 1995, principally due to the effect of higher nondeductible expenses, including the amortization of goodwill, on lower taxable income in fiscal 1995.

     Net income for the three months ended June 30, 1996 was a record $5,093 for a quarterly period compared to $1,879 for the same period of fiscal 1995, an increase of $3,214, or 171%. This increase was primarily due to higher sales volumes and lower average polypropylene costs.

     NINE MONTHS ENDED JUNE 30, 1996 AS COMPARED TO NINE MONTHS ENDED JUNE 30, 1995

     Net sales for the nine months ended June 30, 1996 were $212,060 compared to $194,349 for the same period of fiscal 1995, an increase of $17,711, or 9.1%. This increase was primarily due to increased sales of carpet backing and construction and civil engineering products. Carpet backing sales for the nine months ended June 30, 1996 were $106,376 compared to $98,748 for the same period of fiscal 1995, an increase of $7,628, or 7.7%. This increase was the result of higher unit volume in primary and secondary carpet backing, partially offset by lower average selling prices. Construction and civil engineering product sales for the nine months ended June 30, 1996 were $64,981 compared to $54,134 for the same period of fiscal 1995, an increase of $10,847 or 20%. This increase was due to an increase in sales of geotextile and erosion control fabrics of $10,771, or 41.9%, resulting primarily from nonwoven sales in the landfill and roadway and building site markets. Technical textiles sales for the nine months ended June 30, 1996 were $40,703 compared to $41,467 for the same period of fiscal 1995, a decrease of $764, or 1.8%. This decrease was primarily due to an adverse condition in the agricultural market that the Company serves as well as the discontinuance of several product lines which did not meet the Company's strategic and profitability objectives, partially offset by sales increases in the furniture and bedding markets.

     Gross profit for the nine months ended June 30, 1996 was $60,839 compared to $57,399 for the same period of fiscal 1995, an increase of $3,440, or 6.0%. As a percentage of sales, gross profit decreased from 29.5% to 28.7%. These results were primarily due to lower average carpet backing selling prices and increased manufacturing costs associated with plant shutdowns due to the winter ice storms in 1996. See "-- Introduction".

     Selling expenses for the nine months ended June 30, 1996 were $19,259 compared to $17,591 for the same period of fiscal 1995, an increase of $1,668, or 9.5%. This increase was primarily due to increased expenditures associated with higher sales volume as well as increased marketing expenses. These expenses related to the Company's strategy to leverage its market position in its core businesses as well as the

Company's expectation of higher sales resulting from the completion of its capacity expansion program later this year. As a percentage of sales, selling expenses remained constant at 9.1% of sales.

     General and administrative expenses for the nine months ended June 30, 1996 were $16,024 compared to $14,453 for the same period of fiscal 1995, an increase of $1,571, or 10.9%. As a percentage of sales, general and administrative expenses increased from 7.4% to 7.6%. This increase was primarily due to the increased marketing expenses related to the Company's expectation of higher sales resulting from the completion of its capacity expansion program later this year as well as an increased investment in the Company's Management Information Systems.

     Operating income for the nine months ended June 30, 1996 was $23,612 compared to $23,437 for the same period of fiscal 1995, an increase of $175, or 0.7%. As a percentage of sales, operating income decreased to 11.1% from 12.1%. These changes were primarily due to the factors discussed above.

     Total interest expense for the nine months ended June 30, 1996 was $17,253 compared to $17,027 for the same period of fiscal 1995, an increase of $226, or 1.3%. This increase was primarily due to higher average total borrowings outstanding under the Credit Facility, partially offset by lower interest rates.

     The effective income tax rate for the nine months ended June 30, 1996 was 52.3% as compared to 56.4% for the same period of 1995, principally due to the timing of certain nondeductible expense charges in 1995. Nondeductible expense charges include the amortization of goodwill.

     Net income for the nine months ended June 30, 1996 was $2,786 compared to $2,555 for the same period of fiscal 1995, an increase of $231, or 9.0%. This increase was primarily due to higher sales volumes, partially offset by lower average selling prices, higher manufacturing costs associated with plant shutdowns as a result of the winter ice storms in 1996 and increased selling, general and administrative expenses in expectation of future sales growth.

     FISCAL 1995 COMPARED TO FISCAL 1994

     Net sales for fiscal 1995 were $271,427 compared to $234,977 for fiscal 1994, an increase of $36,450, or 15.5%. This increase was primarily due to unit volume growth in certain product lines and higher average selling prices. Carpet backing sales for fiscal 1995 were $133,025 compared to $117,791 for fiscal 1994, an increase of $15,234, or 12.9%. This increase was primarily due to higher unit volume due in part to increased market share in both primary and secondary carpet backing as well as higher selling prices as compared to fiscal 1994. Construction and civil engineering product sales for fiscal 1995 were $82,933 compared to $68,706 for fiscal 1994, an increase of $14,227, or 20.7%. This increase was primarily due to a significant growth in sales of geosynthetic products as well as an increase in sales of Fibermesh(R) fibers. Technical textiles sales for fiscal 1995 were $55,469 compared to $48,480 for fiscal 1994, an increase of $6,989, or 14.4%. This increase was primarily due to unit volume growth in the furniture and bedding markets.

     Gross profit for fiscal 1995 was $76,721 compared to $82,672 for fiscal 1994, a decrease of $5,951, or 7.2%. As a percentage of sales, gross profit decreased to 28.3% from 35.2%. This decrease was primarily due to the higher polypropylene costs, offset partially by higher average selling prices. See "-- Introduction".

     Selling expenses for fiscal 1995 were $24,273 compared to $21,815 for fiscal 1994, an increase of $2,458, or 11.3%. This increase was primarily due to increased marketing efforts in the construction and civil engineering products lines as a direct result of increased sales. However, as a percentage of sales, selling expenses decreased from 9.3% to 8.9%.

     General and administrative expenses for fiscal 1995 were $21,195 compared to $17,588 for fiscal 1994, an increase of $3,607, or 20.5%. As a percentage of sales, general and administrative expenses increased from 7.5% to 7.8%. This increase was primarily due to a charge of $2,852 related to an increase in the allowance for doubtful accounts during the fourth quarter of fiscal 1995. The charge was taken to establish a reserve for accounts receivable for a carpet backing customer who experienced severe financial difficulties. The Company believes the reserve provided is adequate for this account to cover any future potential losses and in the opinion of management, no significant future loss of revenue is anticipated.

     Operating income for fiscal 1995 was $28,687 compared to $40,770 for fiscal 1994, a decrease of $12,083, or 29.6%. As a percentage of sales, operating income decreased to 10.6% from 17.4%. This decrease was primarily due to the change in gross profit associated with higher raw material costs.

     Total interest expense for fiscal 1995 was $22,514 compared to $20,011 for fiscal 1994. This increase was due to a higher average total debt outstanding and a higher base rate for the Credit Facility.

     The effective income tax rate for fiscal 1995 was 64.3% compared to 43% for fiscal 1994. The increase was primarily due to the effect of nondeductible expenses, including the amortization of goodwill, on lower taxable income in fiscal 1995.

     Net income for fiscal 1995 was $1,936 compared to $11,420 for fiscal 1994, a decrease of $9,484, or 83%. This decrease was primarily due to increased raw material and interest costs.

     FISCAL 1994 COMPARED TO FISCAL 1993

     Net sales for fiscal 1994 were $234,977, as compared to $210,516 for fiscal 1993, an increase of $24,461, or 11.6%. This increase was the result of increased sales of carpet backing and construction and civil engineering products offset by a decrease in sales of technical textiles. Carpet backing sales for fiscal 1994 were $117,791, as compared to $106,406 for fiscal 1993, an increase of $11,385, or 10.7%. This was principally due to increased volume due in part to increased market share of both primary and secondary carpet backing. Construction and civil engineering product sales were $68,706 for fiscal 1994, as compared to $47,899 for fiscal 1993, an increase of $20,807, or 43.4%. This was due to a 20.4% increase in Fibermesh(R) sales and an 85% increase in sales of geotextiles and erosion control fabrics. Technical textiles sales were $48,480 for fiscal 1994, as compared to $56,211 for fiscal 1993, a decrease of $7,731, or 13.8%. This decrease was principally due to the phase out of several product lines which did not meet the Company's strategic and profitability objectives. The equipment associated with the discontinued product lines was redirected to the additional production of woven geotextiles.

     Gross profit for fiscal 1994 was $82,672, as compared to $68,335 for fiscal 1993, an increase of $14,337, or 21.0%. As a percentage of net sales, gross profit increased from 32.5% for fiscal 1993 to 35.2% in fiscal 1994. The increase in gross profit was due primarily to the increased sales volume, as well as increased gross margin on such sales. Gross margin improved principally as a result of lower average polypropylene costs during fiscal 1994. See
"-- Introduction".

     Selling expenses for fiscal 1994 were $21,815, as compared to $19,395 for fiscal 1993, an increase of $2,420, or 12.5%. The increase in selling expenses was primarily due to the growth in net sales. As a percentage of net sales, selling expenses increased from 9.2% to 9.3%. General and administrative expenses for fiscal 1994 were $17,588, as compared to $16,404 for fiscal 1993, an increase of $1,184, or 7.2%. However, as a percentage of net sales, general and administrative expenses decreased from 7.8% to 7.5%.

     Operating income was $40,770 for fiscal 1994 compared to $29,921 for fiscal 1993. As a percentage of net sales, operating income increased to 17.4% in fiscal 1994 from 14.2% in fiscal 1993. The increase in operating income was primarily due to increased gross profit partially offset by higher selling expenses.

     Interest expense for fiscal 1994 was $20,011 as compared to $20,854 for fiscal 1993. This decrease was a result of decreased average borrowings under the Credit Facility and the redemption of the Company's $40,000 zero coupon junior debenture due December 1, 1999, at its accreted value ($17,093) during 1993, partially offset by the interest payments made in fiscal 1994 relating to the Debentures.

     The effective income tax rate for fiscal 1994 was 43.0% as compared to 55.0% for fiscal 1993, principally due to the effect of nondeductible expenses on lower income in fiscal 1993.

     Income from continuing operations for fiscal 1994 was $11,420 as compared to $3,662 for fiscal 1993, an increase of $7,758, or 211.9%. The Company had net income of $11,420 for fiscal 1994 compared to a net loss of $12,310 for fiscal 1993. The net loss for fiscal 1993 included an extraordinary loss of $8,892 (net of tax) from the early extinguishment of debt, a charge of $8,500 for the cumulative effect on prior fiscal years of a change in accounting principle for income taxes, and a gain of $1,420 from the reversal of a provision for disposal of discontinued operations in fiscal 1992.

LIQUIDITY AND CAPITAL RESOURCES

     To finance its capital expenditures program and fund its operational needs, the Company has relied upon cash provided by operations, supplemented as necessary by bank lines of credit and long-term indebtedness. Cash provided by (used in) operating activities was $18,353 and ($11,934) for the nine months ended June 30, 1996 and 1995, respectively, and ($35) and $23,962 for fiscal 1995 and 1994, respectively.

     Cash provided by operating activities in the nine months ended June 30, 1996 and 1995 consists of net income of $2,786 and $2,555, respectively, after deducting non-cash charges of $13,544 and $12,788 and changes in net working capital of $2,023 and ($27,277) for each respective period. The increase in cash provided by operating activities during the nine months ended June 30, 1996 as compared to 1995 was principally due to fluctuations in the Company's working capital requirements. The changes included reduced inventory and accounts payable balances in 1996 resulting primarily from lower inventory quantities and lower polypropylene costs, as well as increased collections on accounts receivable.

     Cash provided by (used in) operating activities in fiscal 1995 and 1994 resulted primarily from net income of $1,936 and $11,420, respectively, after deducting non-cash charges of $17,945 and $16,703 and net working capital charges of approximately ($19,916) and ($4,161), for each respective period. The decrease in cash provided by operating activities in fiscal 1995 as compared to fiscal 1994 was principally due to lower net income and fluctuations in working capital requirements. Working capital requirements increased primarily due to increases in accounts receivable, inventory and accounts payable. The increase in accounts receivable results from increased sales over the prior year particularly in certain seasonal product lines. The increases in inventory and accounts payable result from the effects of higher polypropylene costs, as well as increased units in finished goods and raw materials. Working capital amounted to $66,800 and $70,452 at June 30, 1996 and 1995, respectively, and $69,039 and
$44,114 at September 30, 1995 and 1994, respectively.

     Capital expenditures in fiscal 1995 and 1994 were approximately $13,300 and $31,900, respectively. The Company had planned $37,000 of capital expenditures during fiscal 1996, primarily to increase woven manufacturing capacity at its largest facility. Of this amount, $30,439 has been spent through June 30, 1996, including a capital lease to finance $5,000 of equipment. The Company expects to incur approximately $40,000 of additional capital expenditures in each of fiscal 1997 and 1998, primarily to expand capacity and to continue to reduce manufacturing costs, subject in each case to prevailing market conditions.

     The Credit Facility provides for potential borrowing capacity of up to $85,000 and is comprised of term loan borrowings of $45,000 (of which $10,000 is payable in 1999 and $17,500 is payable in each of 2000 and 2001) and a revolving credit loan portion (the "Revolver") of up to $40,000. The Revolver provides for availability based on a borrowing formula consisting of 85% of eligible accounts receivable and 50% of eligible inventory, subject to certain limitations. The Credit Facility expires on October 1, 2001. See "Description of Certain Indebtedness".

     On December 14, 1992, the Company issued $140,000 of the Debentures, which represent unsecured obligations of the Company. The Debentures are redeemable at the option of the Company at any time on or after December 1, 1997, at an initial redemption price of 106.375% of their principal amount together with accrued interest, with declining redemption prices thereafter. Interest on the Debentures is payable semi-annually on June 1 and December 1.

     At June 30, 1996, the Company's total outstanding indebtedness amounted to $204,205. Such indebtedness consists primarily of borrowings under the Credit Facility of $58,014, $140,000 aggregate principal amount of the Debentures and an outstanding capital lease obligation of $4,843 dated as of May 28, 1996. Cash interest paid during the nine months ended June 30, 1996 and 1995 was $21,125 and $21,079, respectively, and during fiscal 1995, 1994 and 1993 was $22,334, $19,787 and $14,913, respectively. The Company intends to use the estimated net proceeds of approximately $49,842 from the Offering to repay the term loan borrowings under the Credit Facility. See "Use of Proceeds" and "Capitalization".

     Based on current levels of operations and anticipated growth, the Company's management expects cash from operations to provide sufficient cash flow to satisfy the debt service requirements of the long-term obligations, including interest thereon, permit anticipated capital expenditures and fund the Company's working capital requirements for the next twelve months.

INFLATION AND SEASONALITY

     The Company does not believe that its operations have been materially affected by inflation during the three most recent fiscal years. While the Company does not expect that inflation will have a material impact upon operating results, there is no assurance that its business will not be affected by inflation in the future.

     The Company's sales and income from continuing operations have historically been higher in the third and fourth quarters of its fiscal year. While sales and operating income in the carpet backing and technical textile product lines are not greatly affected by seasonal trends, sales of construction and civil engineering products are lower in the first and second quarters of any given fiscal year due to the impact of adverse weather conditions on the construction and civil engineering markets. Consequently, as sales from construction and civil engineering products continue to increase as a percentage of the Company's total sales, the seasonality of these products' sales will affect total sales of the Company to a greater degree.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. SFAS No. 121 is effective for financial statements for fiscal years beginning after December 15, 1995; therefore, the Company will adopt SFAS No. 121 in the first quarter of fiscal 1997 and, based on current circumstances, does not believe the effect of adoption will be material.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" which will be effective for the Company beginning October 1, 1996. SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. The Company will account for stock-based compensation awards under the provisions of Accounting Principles Board Opinion No. 25, as permitted by SFAS No. 123. In accordance with SFAS No. 123, beginning in the fiscal year ended September 30, 1997, the Company will make pro forma disclosures relative to stock-based compensation as part of the accompanying footnotes to the consolidated financial statements.

                                    BUSINESS

THE COMPANY

     The Company is one of the world's leading producers of polypropylene fabrics and fibers for the home furnishing, construction, environmental, recreational and agricultural industries. The Company manufactures and sells more than 2,000 products in over 65 end-use markets. The Company believes that it is the second largest producer of carpet backing in the world and is the largest producer of synthetic fiber additives for concrete reinforcement through its Fibermesh(R) line of products. SI also produces polypropylene products for the geotextile and erosion control markets and is a leader in designing innovative products for specialty applications. The Company's products are engineered to meet specific customer criteria such as strength, flexibility, resistance to sunlight, water/air permeability and resistance to bacteria. The Company aims to compete in markets in which it can be the primary or secondary provider of such products, with over 93% of its products meeting this criterion. The Company's consolidated sales have grown from $188 million in fiscal 1991 to $271 million in fiscal 1995.

     The Company's products are sold along three principal product lines: carpet backing, construction and civil engineering products, and technical textiles. The Company has a worldwide presence in carpet backing, a woven fabric used in all modern tufted carpets, and is one of the two leading manufacturers in the U.S. that produce a broad range of primary and secondary carpet backing. Carpet backing accounted for approximately 49% of the Company's fiscal 1995 sales. The Company's construction and civil engineering products are its fastest growing product line and include fiber additives for concrete reinforcement and environmental and geotextile products used in roadways, landfills and building sites to stabilize soils and control erosion. The Company's sales to the construction and civil engineering market have grown from approximately $24 million in fiscal 1991 to approximately $83 million in fiscal 1995. These products represented approximately 31% of the Company's total sales in fiscal 1995, up from approximately 13% of total sales in fiscal 1991. The Company's technical textile products are comprised of specialty fabrics, industrial yarns and fibers used in diverse applications such as filtration (e.g., wastewater treatment, air filtration and bauxite mining), agriculture (e.g., shade cloth and ground cover) and recreation (e.g., swimming pool covers and trampoline mats). These products are highly engineered to meet niche customer applications and represented approximately 20% of fiscal 1995 sales. The Company's products are principally sold through direct sales to customers by the Company's sales force and through a broad network of distributors located across North and South America, Europe and the Pacific Rim.

     Management believes that the Company has a reputation in its markets as a high quality, cost-efficient manufacturer. The Company is committed to maintaining its market leadership and reputation for innovation through capital investment in facilities and state-of-the-art equipment, by hiring and training skilled employees and through process control standards and productivity improvements. The Company has been awarded ISO-9002 certification at all of its major manufacturing facilities, and believes it is the only U.S. manufacturer in a majority of its markets to have been awarded such certification. SI invested approximately $80 million in capital improvements in its facilities and equipment during the five year period ended September 30, 1995. Additionally, in August 1996 the Company completed a major $35 million, 130,000 square foot expansion of its largest manufacturing facility. Based on existing product prices and demand, this expansion should increase the Company's sales by as much as $30 million over the next twelve months. The Company is one of the largest independent consumers of polypropylene in the world. The Company also believes its position as a vertically-integrated manufacturer -- performing each step in the conversion of polypropylene into value-added end products -- provides a competitive advantage by allowing the Company to manufacture high quality products to customer's specifications, while controlling manufacturing costs.

     The Company's principal business strategy is to leverage its market presence in its core businesses into additional growth while maintaining its market position as a high quality, cost-efficient manufacturer. The primary components of this strategy are to expand penetration of existing markets, develop innovative products, strengthen market position in carpet backing, continue to improve manufacturing efficiencies and expand manufacturing capacity and pursue strategic acquisitions.

HISTORY

     The Company was founded in 1969 to produce polypropylene-based primary carpet backing. Following the acquisition of the Company in 1976 by a group of private investors, the Company diversified into the manufacture and sale of polypropylene-based industrial fabrics and specialty yarns. Between 1981 and 1983, the Company entered the construction and civil engineering products market, initially by manufacturing woven geotextiles and later through its introduction of Fibermesh(R) fibers for concrete reinforcement. In 1985, the Company added secondary carpet backing to its product offerings. In 1990, the Company purchased a technical synthetic fabrics operation located in Gainesville, Georgia, from Chicopee, a subsidiary of Johnson & Johnson (the "Chicopee Acquisition"). In addition to broadening the Company's line of geosynthetic products, the acquisition gave the Company access to new markets for high performance geotextiles. As a result of improved fiber technology and increased fiber manufacturing capabilities, the Company opened its sixth facility, the nonwoven geotextile plant in Ringgold, Georgia in 1992, enabling the Company to offer a full line of geotextile products.

     The Company was acquired by the Partnership in December 1986. All of the issued and outstanding Common Stock is currently owned by the Partnership. See "The Company", "Principal Stockholders" and "Certain Relationships and Related Transactions".

INDUSTRY OVERVIEW

     The Company manufactures polypropylene fiber, most of which it consumes internally to manufacture its products. Polypropylene fiber is the second largest polymeric material used in synthetic fabrics, representing approximately 30% of the total U.S. synthetic fiber market, behind polyester and ahead of nylon. According to the Society for the Plastics Industry ("SPI"), total domestic production of polypropylene fiber was approximately 3 billion pounds in 1995 and grew at an annual rate of approximately 9.3% per year in the period from 1993 to 1995.

     In 1995, the Company was one of the largest manufacturers of polypropylene fiber in the U.S. with approximately 8% of total domestic output. The top ten manufacturers of polypropylene fiber in the United States generate approximately 70% of the annual domestic output of polypropylene fiber. Most of the large producers of polypropylene fiber, including the Company, are vertically integrated, converting polypropylene into fiber which can be used to manufacture fabrics or can be sold directly to other manufacturers. These large producers often have significant shares of the markets in which they compete, such as the Company's share of the primary and secondary carpet backing markets and concrete fiber reinforcement market.

     Most of the products manufactured by the Company are woven and nonwoven polypropylene fabrics. Woven polypropylene fabrics are produced by weaving narrow tapes of slit film, which are made by extruding polypropylene into long sheets. Such fabrics are characterized by high strength to weight ratios. All of the Company's carpet backing products and approximately 53% of its civil engineering products are woven polypropylene fabrics. Nonwoven polypropylene fabrics are produced by mechanically interlocking fibers with barbed needles. Several of the Company's technical textile products and 47% of its civil engineering products, principally for waste containment, roadway and building site applications, are nonwoven polypropylene fabrics.

     Approximately 45% of the polypropylene fiber manufactured by the Company is used by the Company to make carpet backing. The Carpet and Rug Institute ("CRI") estimates that 1995 U.S. shipments of primary polypropylene carpet backing were approximately 1.64 billion square yards. The Company believes that 1995 U.S. shipments of secondary polypropylene carpet backing were 1.56 billion square yards, or approximately 95% of primary carpet backing shipments. The Company shipped worldwide an aggregate of 790 million square yards of primary and secondary polypropylene carpet backing in 1995. According to CRI, growth of total domestic primary carpet backing shipments averaged 1.6% in the period from 1993 to 1995 and 4.1% for the six months ended June 30, 1996. The growth rate of the Company's primary and secondary carpet backing shipments has generally exceeded that of the market, with an average annual increase in shipments of 7.7% for the period from fiscal 1993 to fiscal 1995 and 8.9% for the nine months ended June 30, 1996.

     Approximately 33% of the polypropylene fiber manufactured by the Company is used to make construction and civil engineering products, of which approximately 22% and 11% are geotextiles and concrete reinforcing fibers, respectively. According to Industrial Fabrics Association International, approximately 414 million square yards of woven and nonwoven geotextiles were shipped domestically in 1995 for the civil engineering fabric market. According to industry sources, domestic shipments of woven and nonwoven geotextiles are expected to grow at an average annual rate of approximately 6% over the next five years. The growth rate of the Company's civil engineering product lines has outpaced that of the market with average annual growth in shipments of 48.9% for the period from fiscal 1993 to fiscal 1995. In addition, the Company believes that its Fibermesh(R) products currently have a 70% share of the fiber reinforced concrete industry. Fibermesh(R) concrete reinforcing fiber shipments grew at an average annual rate of 16.0% for the period from fiscal 1993 to fiscal 1995.

     Approximately 22% of the polypropylene fiber manufactured by the Company is used to make technical textiles. The technical textiles market consists of a large number of relatively stable product lines with annual sales in each product line of approximately $10 million to $12 million. The Company expects to generate growth in its technical textiles sales through new products such as building product components and nonwoven furniture construction fabrics.

BUSINESS STRATEGY

     The Company's goals are to maintain steady growth in its core business, develop innovative and value-added products to expand its product lines, penetrate new international markets, and continue to create new high margin niche products out of engineered fabrics and fibers. The Company seeks to be the leading or second supplier in its chosen markets by delivering high-quality products at competitive prices. Key elements of the Company's strategy to achieve these goals are:

     EXPAND PENETRATION OF EXISTING MARKETS

     The Company is committed to expanding sales in markets where it currently has a leadership position by increasing market penetration through the offering of a broader product line to meet its customers' varied needs and by expanding its customer base. The Company is pursuing this goal through: (i) the expansion of geographical coverage of its sales effort; (ii) the development of applications-oriented marketing efforts that focus on the Company's product solutions as alternatives to traditional industry practices; (iii) increased customer acceptance of its products created through stringent quality standards and industry accreditation for its test labs; and (iv) the use of in-house technical consultants to educate industry leaders as to the cost savings offered by the Company's products as compared to traditional solutions.

     The Company believes that it has significant expansion opportunities for its existing products. The Company is developing comprehensive marketing efforts to increase sales of its products in existing markets and to penetrate new domestic and international markets, particularly Europe and the Pacific Rim, by increasing awareness of its products among existing and potential customers. The Company focuses on education of its customers' engineering support personnel, advertising and application-oriented marketing efforts as it seeks to expand acceptance of its products. The Company has experienced success with this strategy, as evidenced by the growth of its civil engineering product line for which sales have increased from $17.0 million in fiscal 1993 to $42.4 million in fiscal 1995, and $36.5 million for the nine months ended June 30, 1996. Within this product line, the Company has focused on the roadway and building site, erosion control and waste containment sectors. Among the Company's other products, nonwoven geotextile sales to the roadway and building site markets have grown from $4.8 million in fiscal 1993 to $16.2 million in fiscal 1995 and were $13.0 million for the nine months ended June 30, 1996.

     The Company has also expanded its presence in international markets primarily through additional distribution arrangements, increased marketing efforts focused primarily on major international construction projects and the expansion of its international sales force. As a result, total international sales increased from $16.6 million in fiscal 1993 to $33.8 million in fiscal 1995 and were $21 million for the nine months ended June 30, 1996.

     DEVELOP INNOVATIVE PRODUCTS

     The Company seeks to develop innovative products and modify existing products in response to specific customer needs and to establish new markets through the development of novel applications for its existing products. By increasing its expenditures for research, product development and marketing, the Company believes it will be able to capitalize on its manufacturing strengths and distribution network to introduce new value-added products and extend product lines to complement its existing product base. For example, the Company's specially designed Fibermesh(R) MD products provide after-crack strength retention to concrete, thus mitigating immediate failure of the concrete. Since its introduction in 1991, sales of Fibermesh(R) MD have grown to $26.0 million in fiscal 1995, and $17.9 million for the nine months ended June 30, 1996.

     The redesign and enhancement of its core products have also resulted in the development of high strength geotextiles and the Company's building material products. These developments utilize existing weaving technology to permit construction over extremely weak soils and to replace fiberglass in certain construction applications such as wallboard. The Company's soil reinforcement fibers are used in roadway construction and maintenance and its biotechnical composite three dimensional mats enable vegetation to be grown on steep slopes and in high-flow water channels. The Company believes that these products are environmentally friendly, aesthetically pleasing and low-cost alternatives to crushed rock. The Company has also developed a new line of products that are manufactured using the same production techniques as nonwoven geotextiles but are used as vinyl substrates and spill control products.

     STRENGTHEN MARKET POSITION IN CARPET BACKING

     The Company intends to increase its carpet backing market share through:
(i) continued capital investment in state-of-the-art equipment for additional carpet backing production capacity; (ii) expansion of sales in the growing commercial carpet sector of the domestic market; and (iii) the continued development and strengthening of its relationships with key customers. The Company's sales of primary and secondary carpet backing have grown from $106.4 million in fiscal 1993 to $133.0 million in fiscal 1995, and $106.4 million for the nine months ended June 30, 1996 as compared to $98.7 million for the same period in 1995. To support this growth, beginning in fiscal 1994, the Company introduced a new production initiative supported by capital expenditures in each of fiscal 1994, 1995 and 1996. Recent expenditures include investments to expand capacity and improve production output through installation of state-of-the-art equipment, including the Company's 88 loom, $35.0 million expansion at its largest manufacturing facility completed in August 1996 that has increased the Company's current capacity in carpet backing by approximately 16.0%.

     Despite the Company's recent strong growth, customer demand for the Company's products has exceeded capacity. The Company believes it is well positioned, based upon its relationships with its customers, the quality of its products and its planned expansion in manufacturing capacity, to gain market share. While the Company estimates that its share of the domestic residential carpet backing market is 22%, in the growing commercial carpet segment of the U.S. market, which currently represents approximately 25% of the total U.S. carpet market, its share is less than 10%.

     The Company has successfully cultivated long-term relationships with key customers, which include nine of the top ten largest carpet manufacturers in the world. The Company's success in developing and strengthening its relationships with these and other key customers is attributable to its commitment to product quality, dedication to customer technical service and sensitivity and responsiveness to changing customer needs.

     CONTINUE TO IMPROVE MANUFACTURING EFFICIENCIES AND EXPAND MANUFACTURING CAPACITY

     The Company is committed to implementing improvements throughout its manufacturing system that will increase product volume and lower costs. The Company's product design teams continuously seek to incorporate new operating capabilities that enhance or maintain performance specifications while lowering the cost of manufacturing its products. State-of-the-art equipment, much of which has been developed with direct input from internal engineers, has been modified and installed to exceed manufacturing processing specifica-tions, to continuously measure process parameters and to maintain very narrow tolerances, resulting in less product variation. As a result, the Company has been able to improve its manufacturing processes to utilize less labor and material and produce higher quality fabrics. In addition, the Company maintains a human resource program aimed at capturing productivity gains through team building, formal training and employee empowerment.

     The Company also believes that its sales are enhanced as a result of its reputation for quality control and process improvement (especially in markets where product reliability is critical, such as waste containment). The Company has led this market by being the first (and in many cases, the only) manufacturer to achieve ISO-9002 quality certification for its manufacturing facilities. In addition, the Company was the first geosynthetic manufacturer to have its own test laboratories accredited by the Geosynthetic Research Institute which assures that a quality system and laboratory infrastructure is in place to perform specific tests required in the industry.

     The Company believes that increasing manufacturing capacity at its existing plants will provide the capability to gain market share in its current markets and to continue to expand into new markets. The Company has invested approximately $80 million in capital improvements and new facilities during the five year period ended September 30, 1995 and continuously evaluates opportunities to expand its existing production capacity, add new capabilities and enhance production technologies. Specifically, in response to opportunities in the nonwoven market, the Company constructed a state-of-the-art nonwoven facility in 1992 which management believes to be one of the largest such facilities in the United States. This facility today generates sales exceeding $35 million per year as its products support the geotextile, furniture and building materials markets. The Company's recently completed $35 million capital expenditure has increased capacity for carpet backing and woven geotextile production, thus expanding the Company's market base and should increase consolidated sales over the next twelve months by a projected $30 million. Included in this expansion is a 130,000 square foot building addition to the Company's largest manufacturing facility, 88 new looms and related equipment to support these looms. The Company plans to continue to spend additional capital to increase its manufacturing capability for primary and secondary carpet backing, and woven and nonwoven geotextiles, subject to prevailing market conditions.

     PURSUE STRATEGIC ACQUISITIONS

     The Company is continually evaluating the potential acquisition of companies, technologies or products which will complement its existing product lines and manufacturing and distribution strengths. Acquisition opportunities will be evaluated based on the strategic fit, the expected return on capital invested and the ability of management to improve the profitability of acquired operations through cost reductions and other synergies with existing operations.

PRODUCTS

     The Company develops, manufactures and sells a wide array of polypropylene-based industrial fibers and fabrics along its three principal product lines: carpet backing, construction and civil engineering, which comprises environmental/geotextile products and concrete reinforcement products, and technical textiles. The Company manufactures five basic yarn and fiber types, from which approximately 2,000 products are manufactured to serve in excess of 65 end-use markets. The Company aims to compete in markets in which it can be the primary or secondary provider of such products, with over 93% of its products meeting this criterion. Although end-use applications are diverse, the Company has been able to leverage its manufacturing expertise to introduce new products that often define industry standards. Through research, internal developments, marketing and acquisitions, the Company has developed or acquired new technologies to capitalize on a broad range of new niche product opportunities, enabling it to expand beyond its traditional primary carpet backing business. Since 1981, the following product lines have been added to the Company's portfolio: filtration, specialty yarns, geotextiles, Fibermesh(R) concrete reinforcing fibers, secondary carpet backing, staple fibers, erosion control fibers, soil reinforcing fibers and high performance wovens and nonwovens. This diversification has contributed to average annual sales increases of 21.5% for the period from fiscal 1986 to fiscal 1990 and 10.9% for the period from fiscal 1991 to fiscal 1995.

     CARPET BACKING

     Carpet backing is the Company's oldest and largest product line. Carpet backing represented approximately 50.5%, 50.1% and 49.0%, or $106.4 million, $117.8 million and $133.0 million, of the Company's fiscal 1993, 1994 and 1995 net sales, respectively. The technology utilized in the Company's carpet backing business has provided the basic woven fabric technology for the Company's other product lines. For example, certain geotextiles, agriculture fabrics and furniture construction fabrics are woven on the same looms used to weave carpet backing.

     The Company's carpet backing product line consists of woven primary and secondary fabrics in a variety of styles and widths that are manufactured from polypropylene raw materials. Primary carpet backing is a tightly woven material into which carpet yarn is tufted in the manufacture of broadloom floorcoverings. Secondary carpet backing, which forms the base of the carpet, is the coarser woven fabric that is laminated to the back of tufted broadloom to insure both carpet integrity and dimensional stability. The Company produces a broad range of primary and secondary backing.

     The Company believes it is the second largest producer of carpet backing in the United States, where carpeting is the most popular floor covering material. The total market for carpeting in the United States has grown approximately 4% per year over the past decade. In recent years, the growth rate of the Company's carpet backing sales has generally outpaced that of the market due to the Company's ability to gain market share. Management believes that the Company's growth rate has been limited by its production capacity.

     CONSTRUCTION AND CIVIL ENGINEERING

     The Company's construction and civil engineering product line has two distinct segments: environmental and geotextile products and concrete reinforcement fibers. Construction and civil engineering has achieved rapid growth since 1993 when the Company enhanced its channels of distributions for Fibermesh(R) and expanded into production of nonwoven geotextiles. Construction and civil engineering products represented approximately 22.8%, 29.3% and 30.6%, or $47.9 million, $68.7 million and $82.9 million, of the Company's fiscal 1993, 1994 and 1995 net sales, respectively. Within this product line, geotextile products principally serve the environmental market, with end uses such as landfill containment and stabilization, erosion control and soil stabilization, separation and reinforcement. The construction market includes subbase reinforcement and stabilization for highway and commercial construction and reinforcement of conventional and pre-cast concrete. Growth in sales in the environmental/geotextiles sector for the period fiscal 1992 to fiscal 1995 averaged 57.9% annually, with a 34.8% increase in fiscal 1995 over fiscal 1994. Fibermesh(R) concrete reinforcing fiber sales grew at an average annual rate of 14.6% for the period from fiscal 1993 to fiscal 1995, with an 8.8% increase for the period from fiscal 1994 to fiscal 1995.

     Environmental/Geotextile Products. The Company's environmental/geotextile product line consists of erosion control fabrics, geotextiles, and soil fibers. These products control erosion and capture sediment; provide filtration, separation and reinforcement of soils; improve engineering properties of native soils; protect landfill liners; and extend pavement life. The specifications of the Company's geosynthetic fabrics and fibers vary depending on specific site conditions, including such factors as slope angles, water flow velocities, climate, runoff, soil profile and ultimate land use. The Company's geosynthetic products generally comply with state agency guidelines pertaining to geosynthetic products issued to date.

     The Company produces a variety of nonwoven geotextiles for use in landfill construction, asphalt roadway construction and drainage systems. The Company's woven geotextiles are typically used in road and building construction to form a separation barrier between unstable soils and aggregate foundations. The Company's LANDLOK(R) erosion control products are used in water runoff channels and in areas of exposed soil and shoreline erosion. These products hold the soil in place, while allowing and supporting vegetative growth. LANDLOK(R) products are an environmentally friendly and aesthetically pleasing alternative to rock or concrete erosion control methods.

     The Company has developed a strong market position in environmental/geotextile products on the basis of sales growth and engineering strengths. The Company believes it is now the fastest growing supplier of geotextiles to this market, and has the broadest environmental/geotextile product line in North America.

     Environmental and economic concerns have contributed to an increase in government mandates as well as industry practices to control surface runoff and soil erosion and improve water quality. Geotextiles tend to be more durable, easier to use, and more cost effective as compared to similar products made of conventional materials. In highly populated urban areas with high concentrations of roads and buildings the need for good conservation practices is becoming increasingly acute. The Company believes that this market will continue to expand as environmental concerns continue to grow, thereby increasing demand for the Company's products. The Company believes its strength as a cost-effective manufacturer of geotextiles will allow it to continue to increase sales of current products, and introduce new products to this market.

     Concrete Reinforcement. The Company pioneered the concept of using polypropylene fibers as a secondary reinforcement for concrete and developed and introduced Fibermesh(R) to the concrete industry in 1983. The Company believes that its Fibermesh(R) products have a 70% share of the fiber treated segment of the concrete industry. All concrete reinforcement fibers, including Fibermesh(R), have only approximately 9% penetration of the total concrete industry. Growth in this market will be based on increased acceptance of the use of synthetic fibers for concrete reinforcement as a replacement for conventional wire mesh. The Company estimates that 250 million cubic yards of concrete poured annually in the United States could potentially benefit from the use of Fibermesh(R) fibers.

     The addition of Fibermesh polypropylene fibers to the concrete mixture gives the concrete greater crack resistance and improved impact strength. Primary applications for fiber reinforced concrete are commercial and residential slabs, precast pipe and other products, shotcrete installations, and whitetopped highways. In 1994, the Company started marketing Fibermesh(R) fibers containing an antibacterial additive. This niche product is available for use in concrete where bacteria growth is a concern. Primary targets are hospitals, clinics, food processing facilities, and veterinary facilities. Fibermesh(R) provides a cost-effective replacement for the nonstructural wire mesh traditionally used in concrete construction and improves the concrete's durability. Fibermesh(R) complies with construction guidelines and specifications issued by all of the national building code associations. Of the three synthetic fiber types used in fiber reinforced concrete, polypropylene is recognized for its superior properties over nylon and polyester. Fibermesh(R) is sold in fibrillated, monofilament and multi-denier designs, the latter of which is protected by a U.S. patent.

     TECHNICAL TEXTILES

     Technical textiles produced by the Company are products and systems that offer high performance solutions for niche markets. Technical textiles represented approximately 26.7%, 20.6% and 20.4%, or $56.2 million, $48.5 million and $55.5 million, of the Company's fiscal 1993, 1994 and 1995 net sales, respectively. Technical textiles are sold to several niche markets, including the furniture, filtration, agricultural and recreational industries, and each product in those markets generally accounts for $10 to $12 million or less in sales. The Company's technical textile products are generally differentiated on the basis of product uniqueness, quality and service rather than price.

     The Company's technical textiles consist of specialty fabrics, industrial yarns and fibers. The specialty fabrics are manufactured in a variety of widths, weights, permeability ranges and dimensional configurations primarily from polypropylene and, to a minor extent, other synthetic fibers. Customers use these fabrics to manufacture products used in diverse applications such as filtration (e.g., bauxite mining, wastewater treatment, electrostatic-air filters and chemical separation), agriculture (e.g., shade for foliage protection and environmental screening), and recreation (e.g., swimming pool covers and trampoline mats).

     The Company also sells its industrial yarns and fibers directly to weavers, knitters, and non-woven manufacturers who produce niche market products, such as automobile upholstery, coat linings, geotextiles, air filters and water filtration media.

     Recent product line repackaging has created new business programs for the Company, which programs are currently in the new product launch phase. These programs include professional landscaping products, livestock maintenance fabrics, antibacterial products and building product components.

MARKETING AND SALES

     Carpet Backing. The Company sells its carpet backing products to 91 customers in the carpet industry, most of whom are carpet manufacturers located in the United States. In fiscal 1995, the Company's ten largest carpet backing customers accounted for approximately 77% of its total net sales to the carpet industry. In fiscal 1995, sales to Shaw, the Company's largest customer, accounted for approximately 37% of net carpet backing sales and approximately 18% of the Company's total net sales. Shaw is estimated to have 27% of the United States carpet market.

     The Company's carpet backing products are sold primarily through the Company's sales force that is directed from a central sales office in Calhoun, Georgia. All of the sales managers have significant industry experience and monitor ongoing product requirements, styling changes and competitive trends affecting their customers.

     Construction and Civil Engineering. The Company's geosynthetic products are sold primarily in North America to regional and national distributors, installers of landfill liners and various governmental transportation departments, port authorities and waterway commissions. In fiscal 1995, the ten largest geosynthetic product customers accounted for approximately 28% of the Company's total net sales in this product line.

     The Company's geosynthetic products are marketed by full-time salespeople with expertise in civil engineering and agronomy who are directed from a central office in Chattanooga, Tennessee. These salespeople, along with a technical support staff at Company headquarters, provide design and field engineering services to customers. They also are integral to the process of obtaining required governmental permits for use of the products by end-users. In addition, the Company has an ongoing marketing communications program to build awareness of product capabilities and expand interest in and use of geotextiles.

     Fibermesh(R) is sold through a direct sales force to ready-mix concrete companies and precast concrete product manufacturers located primarily in the United States and the United Kingdom. The Fibermesh(R) sales force operates out of divisional offices in Austin, Texas, Denver, Colorado, Chattanooga, Tennessee and Chesterfield, England. In addition, Fibermesh(R) is sold through a contract with Master Builders, Inc., a construction industry product distributor. Other construction industry product distributors market Fibermesh(R) in over 50 foreign countries. In fiscal 1995, the ten largest Fibermesh(R) customers accounted for approximately 12% of the Company's total net sales of Fibermesh(R).

     Technical Textiles. The Company sells its specialty fabrics to a diverse group of approximately 400 manufacturers located primarily in North and Central America and the Pacific Rim countries. The Company sells its industrial yarns and fibers to a diverse group of approximately 100 manufacturers located in North America and Europe. In fiscal 1995, the Company's ten largest technical textile customers accounted for approximately 29% of the Company's total net sales of technical textiles. The Company's technical textiles are marketed by salespersons through sales offices in Gainesville, Ringgold and Calhoun, Georgia and Chesterfield, England.

COMPETITION

     The markets for the Company's products are highly competitive. In the manufacture and sale of carpet backing, which represented in excess of 50% and 49% of the Company's total net sales for the nine months ended June 30, 1996 and for fiscal 1995, respectively, the Company competes primarily with Amoco, and, to a lesser extent, Wayn-Tex Inc. and certain other companies. Amoco has the dominant position in the carpet backing market worldwide. In the United States, only the Company and Amoco produce a broad range of primary and secondary carpet backing in a variety of styles and widths. The Company competes in the carpet backing market primarily on the basis of quality, availability, service, price and product line variety, providing carpet manufacturers with a reliable alternative source of supply to Amoco.

     In the manufacture and sale of the Company's other products, the Company generally competes with a number of other companies, some of which are significantly larger and have substantially greater resources than the Company. The Company's primary competitors in the construction and civil engineering market are Amoco and Nicolon Corporation with respect to geotextiles, North American Green, Inc. with respect to environmental and erosion control products, and W.R. Grace & Co., which markets but does not manufacture concrete reinforcement fibers, with respect to concrete reinforcement. The Company competes in the concrete reinforcement fiber market primarily on the basis of product design and technical service. In some applications, Fibermesh(R) also competes with welded wire fabric on the basis of product performance and cost. The Company competes in the construction and civil engineering market on the basis of product line breadth and quality, price, and the custom design, engineering and other services it provides to customers. With respect to technical textiles, competitors vary depending upon the specific market niche. The Company competes in each segment of the technical textiles market primarily on the basis of service, quality, innovation and product line variety.

     The pricing policies of the Company's competitors have at certain times in the past limited the Company's ability to increase the prices or caused the Company to lower the prices of certain of its products. See "-- Products,"
"-- Marketing and Sales" and "-- Raw Materials".

MANUFACTURING PROCESS

     Polypropylene, a chemically inert plastic derived from petroleum, is the basic raw material used in the manufacture of substantially all of the Company's products. SI believes it is a technological leader in the conversion of polypropylene into woven and nonwoven polypropylene products. The expertise of the Company's research and development and marketing staff has enabled the Company to develop innovative products, frequently in response to specific customer needs.

     Woven fabrics are produced by interlacing thousands of strands of extruded yarn at right angles to one another. The manner in which the yarn is interlaced determines the type of weave. Woven fabrics are characterized by strength and dimensional stability. The Company's woven fabric products include primary and secondary carpet backing, geotextiles, erosion control fabrics, and specialty fabrics for the filtration, recreational, construction and agricultural markets.

     Nonwoven fabrics are produced by first stacking several layers of webbed short length fibers and then entangling the layers by punching barbed needles through the layers. Nonwoven fabrics provide extensibility without rupture and dimensionality. The Company's nonwoven fabric products include geotextiles, erosion control fabrics, furniture and bedding construction fabrics, and spill control fabrics.

     The Company believes that it has state-of-the-art manufacturing capability in both its woven and nonwoven product lines and is one of the most cost-efficient producers in the markets in which it participates. The Company's three primary manufacturing processes are extrusion, weaving and needlepunching.

     Extrusion. Much of the Company's expertise has been developed in its extrusion processes. Many of the product's specification properties are created by engineering the polymeric raw materials during the extrusion process. In addition to yarns and fibers for conventional end-uses, the Company has also developed value-added products through the use of additives including those which resist sunlight degradation or provide resistance to bacteria. The Company owns and operates one of the world's largest polypropylene staple fiber lines. Most of the Company's extruded products are consumed internally and become value-added woven and nonwoven fabrics, but some are sold to weavers, knitters, nonwovens producers and convertors.

     Weaving. The yarns produced in the Company's extrusion and yarn spinning operations are woven on looms to produce the wide variety of fabrics that the Company sells through all of its marketing divisions. Fabric properties are engineered to industry specifications by altering constituent yarns and weave patterns. Looms are generally interchangeable to weave carpet backing, geotextiles and certain agricultural fabrics. The breadth of the Company's woven product offerings was enhanced by the Chicopee Acquisition.

     Needlepunching. In 1993, the Company constructed a state-of-the-art needlepunched nonwovens fabric facility. This modern plant produces a new generation of engineered cost-effective fabrics for the geotextile, furniture construction and chemical spill cleanup markets.

     The Company maintains a complete rigorous quality control program centered around statistical process control and customer key measures. Each stage of the process from the raw material to the final product is monitored using standard procedures and test methods which satisfy the quality control standards established by ISO. The Company's Chickamauga, Chattanooga, Ringgold and Gainesville manufacturing facilities have been granted ISO-9002 certification for their systematic approach to quality in all areas of operation.

     The Company's production equipment is capable of manufacturing a variety of woven and nonwoven polypropylene products. This versatility enables the Company to alter the product mix within its woven and nonwoven product lines in response to market demand or to take advantage of specific profit opportunities.

     The Company's plants are run on a continuous 24-hour per day basis, seven days a week, 350 days per year. Orders are typically filled from inventory.

RESEARCH AND DEVELOPMENT

     The Company's research and development is focused primarily on development and as such the Company engages in product design, development and performance validation to improve existing products and to create new products. The Company expended approximately $1.9 million (approximately 0.7% of sales) on Company-sponsored research and development activities in fiscal 1995 and anticipates spending approximately the same amount in fiscal 1996. As part of a recently completed strategic review, the Company expects to increase research and development expenses beginning in fiscal 1997 to approximately 1.0% of sales.

INTERNATIONAL OPERATIONS

     The Company conducts its foreign sales operations through subsidiaries in Europe and a network of distributors worldwide. In fiscal 1995, the aggregate sales (principally of construction and civil engineering products) by such foreign subsidiaries and marketing divisions were approximately $5.3 million. International sales from United States operations in fiscal 1995 were $28.5 million, or 11% of net sales.

RAW MATERIALS

     Polypropylene, which is a petroleum derivative, is the basic raw material used in the manufacture of substantially all of the Company's products. The Company currently purchases polypropylene in pellet form principally from four suppliers, with Fina Oil & Chemical Company being the Company's largest supplier of polypropylene. These purchases are generally made pursuant to long-standing arrangements.

     Polypropylene purchases account for approximately 50% of the Company's cost of sales. Increases in the price of polypropylene without offsetting increases in selling prices could have a significant negative effect on the Company's results of operations and financial condition. The Company believes that the sales prices of its products will adjust over time to reflect changes in polypropylene costs. The Company did not experience production curtailment due to shortages of polypropylene supply during the very tight market in fiscal 1995.

REGULATION

     The Company is subject to federal, state and local laws and regulations affecting its business, including those promulgated under the Occupational Safety and Health Act and by the Environmental Protection Agency or similar state agencies. Many of the Company's construction and civil engineering products have applications that are subject to building code association guidelines and specifications and highway department guidelines. Obtaining the necessary approvals can delay new product introductions in some areas. Moreover, the enactment of new legislation or the issuance of new guidelines may require the Company to modify its existing geotextile and erosion control fabric products and may also delay the Company's introduction of new geotextiles and erosion control fabric products.

     The Company's expenditures to date in connection with such federal, state and local laws and regulations have not been material to its operations. The Company believes it is currently in substantial compliance with applicable governmental regulations.

ENVIRONMENTAL COMPLIANCE

     The Company is subject to a broad range of federal, foreign, state and local laws and regulations relating to the pollution and protection of the environment. Among the many environmental requirements applicable to the Company are laws relating to air emissions, wastewater discharges and the handling, disposal or release of solid and hazardous substances and wastes. Based on continuing internal review and advice from independent consultants, the Company believes that it is currently in substantial compliance with applicable environmental requirements. A cease-and-desist order was issued by the U.S. Army Corps of Engineers on June 13, 1996, concerning the Chickamauga, Georgia facility and the deposit of filling material into wetlands without a permit. The Company is working with the Army Corps of Engineers to create an equivalent wetland area. The Company does not anticipate that such order will have a material adverse effect on its operations.

     The Company is also subject to laws, such as the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"), that may impose liability retroactively and without fault for releases or threatened releases of hazardous substances at on-site or off-site locations. The Company is not aware of any releases for which it may be liable under CERCLA or any analogous provision.

     Actions by federal, state and local governments in the United States and abroad concerning environmental matters could result in laws or regulations that could increase the cost of producing the products manufactured by the Company or otherwise adversely affect demand for its products. For example, certain local governments have adopted ordinances prohibiting or restricting the use or disposal of certain polypropylene products. Widespread adoption of such prohibitions or restrictions could adversely affect demand for the Company's products and thereby have a material adverse effect upon the Company. In addition, a decline in consumer preference for polypropylene products due to environmental considerations could have a material adverse effect upon the Company.

     Most of the Company's manufacturing processes are mechanical and are therefore considered to be environmentally benign. Polypropylene resins are readily recyclable, and the Company maintains a network of recyclers to receive post-industrial waste for certain of the Company's products. In addition, each of the Company's manufacturing sites has equipment and procedures for reclaiming a majority of internally generated scrap, thus reducing the amount of waste sent to local landfills. As a result, the Company does not currently anticipate any material adverse effect on its operations, financial condition or competitive position as a result of its efforts to comply with environmental requirements. Some risk of environmental liability is inherent, however, in the nature of the Company's business, and there can be no assurance that material environmental liabilities will not arise. It is also possible that future developments in environmental regulation could lead to material environmental compliance or cleanup costs.

PROPERTIES

     The Company operates the following principal domestic manufacturing and distribution facilities. All of the Company's owned properties are subject to liens in favor of the lenders under the Credit Facility.

                                                                             APPROXIMATE
                                                                               SQUARE
                                                                               FOOTAGE       OWNED OR
               LOCATION                        PRINCIPAL FUNCTION            OF FACILITY      LEASED
--------------------------------------  ---------------------------------    -----------     --------
Chickamauga, Georgia..................  Manufacturing of carpet backing,        738,800       Owned
                                          geotextiles and fibers

Dalton, Georgia.......................  Distribution center and multi-          216,000       Owned
                                          product warehouse

Ringgold, Georgia.....................  Manufacturing of geotextiles            183,750       Owned

Chattanooga, Tennessee................  Manufacturing of specialty yarns        126,432       Owned

Alto, Georgia.........................  Manufacturing of certain yarns           92,400       Owned

Dalton, Georgia.......................  Needlepunching of carpet backing         44,945       Owned

Gainesville, Georgia..................  Manufacturing of certain fabrics        200,000       Leased

Dalton, Georgia.......................  Woven, nonwoven and geotextile          185,000       Leased
  124 Keene Street                      warehouse

Dalton, Georgia.......................  Geosynthetic products and fiber         168,000       Leased
  120 Keene Street                      warehouse

Chickamauga, Georgia..................  Manufacturing of carpet backing,        143,736       Leased
                                          geotextiles and fibers
Dalton, Georgia.......................  Specialty yarn warehouse                104,827       Leased
  Cleveland Highway

Cornelia, Georgia.....................  Assembly of certain fabrics             100,000       Leased

Westside, Georgia.....................  Carpet backing warehouse                 86,440       Leased

Dalton, Georgia.......................  Carpet backing warehouse                 85,000       Leased
  North Dug Gap

Dalton, Georgia.......................  Geosynthetic products warehouse          36,000       Leased
  Florence

Dalton, Georgia.......................  Geosynthetic products warehouse          31,500       Leased
  1408 Coronet

Claremont, North Carolina.............  Nonwoven fabrics warehouse               14,000       Leased

Tupelo, Mississippi...................  Nonwoven fabrics warehouse               13,500       Leased

Chattanooga, Tennessee................  Corporate support offices                 4,800       Leased
                                                                             -----------
  Total...............................                                        2,575,130
                                                                              =========

ORDER BACKLOG

     The Company generally sells its products pursuant to customer orders which are satisfied either out of inventory or by the manufacture and shipment of the product promptly following receipt of an order. Accordingly, the dollar amount of backlog orders believed to be firm is not significant or indicative of the Company's future sales and earnings.

EMPLOYEES

     As of June 30, 1996, the Company employed 2,071 persons in the United States, of whom 446 were salaried employees and the remainder were hourly employees. None of the Company's employees are unionized. The Company has never experienced any strikes and believes its relations with employees to be satisfactory. The Company employs 13 persons in the United Kingdom.

PATENTS AND TRADEMARKS

     The Company owns or is licensed under several United States and foreign patents. While these patents are helpful to the Company's business, it is believed that a loss of patent exclusivity would not be materially adverse to the Company's business.

     The Company has registered several of its trademarks, including FIBERGRIDS(R), FIBERMESH(R) and LANDLOK(R), with the United States Patent and Trademark office and with several foreign trademark offices.

CLAIMS AND LEGAL PROCEEDINGS

     In January 1995, an arbitration proceeding was initiated by Fibermesh (Suisse), S.A. against the Company in the United States, alleging a breach by the Company of an exclusive distribution agreement for the distribution of Fibermesh(R) in Switzerland and claiming actual damages of 6,104,000 Swiss Francs ($4.9 million at June 30, 1996) and punitive damages of $20 million. On September 20, 1996, the arbitrator issued a decision finding for the Company against Fibermesh (Suisse), S.A. on all issues and claims presented. Accordingly, the Company was found not to be liable for any actual or punitive damages in connection with this action. Fibermesh (Suisse), S.A. has limited rights of appeal.


     In August 1996, two related products liability lawsuits were filed in Texas against 182 defendants, including the Company, engaged in the production, transportation and use of cement and cement additives, claiming personal injury caused by the allegedly toxic substances contained in the cement. The amount of damages sought to be recovered has not yet been specified. The Company believes that all claims against the Company in these actions are without merit and that the ultimate resolution will not have a materially adverse effect on the Company's financial position or results of operations.



     The Company and its subsidiaries are parties to litigation arising out of their business operations. Most of such litigation involves claims for personal injury, property damage, breach of contract and claims involving employee relations and certain administrative proceedings. The Company believes such claims are adequately covered by insurance or do not involve a risk of material loss to the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

     The following table sets forth certain information concerning each of the executive officers and directors of the Company:

                     NAME                    AGE          POSITION AND OFFICES HELD
    ---------------------------------------  ---   ---------------------------------------
    Leonard Chill..........................  64    President, Chief Executive Officer and
                                                     Director
    W. Wayne Freed.........................  60    Vice President -- Market Development
    Ralph Kenner...........................  52    Vice President -- Manufacturing
    William Gardner Wright, Jr. ...........  67    Vice President -- General Manager
                                                   Carpet Backing Division
    Robert J. Breyley......................  67    Vice President -- Fibermesh(R) Division
    W.O. Falkenberry.......................  54    Vice President -- Human Resources
    C. Ted Koerner.........................  47    Vice President -- General Manager
                                                     Construction/Civil Engineering
                                                     Products Group
    John Michael Long......................  53    Vice President -- General Manager
                                                     Technical Textiles Group
    Joseph Sinicropi.......................  42    Chief Financial Officer and Secretary
    Bobby Callahan.........................  54    Controller
    Joseph F. Dana(1)......................  49    Director
    Lee J. Seidler(1)......................  61    Director
    William J. Shortt(1)...................  71    Director
    Robert L. Voigt(1).....................  78    Director

---------------

     (1) Member of Compensation Committee and Audit Committee.

     Directors of the Company are elected each year at the annual meeting of stockholders. The Company's officers serve at the discretion of the Board.

     Leonard Chill joined the Company in December 1973 as President and was appointed Chief Executive Officer in 1986. He has been a director since 1986. From 1967 until joining the Company, he held a number of positions with Thiokol Corporation in its Fibers Division, including that of General Manager. Mr. Chill is also the sole director and sole stockholder of one of the general partners of Synthetic Management G.P., the entity which is the sole general partner of the general partner of the Partnership. See "The Company".

     W. Wayne Freed joined the Company in 1981 and became Vice
President -- Market Development in 1987. Prior thereto, he had 28 years experience in the textile industry. Mr. Freed is also the sole director and sole stockholder of one of the general partners of Synthetic Management G.P.

     Ralph Kenner has been Vice President -- Manufacturing since 1984. He joined the Company in 1974 as Director, Industrial Relations and served in that capacity until 1976. In 1976, he was appointed Plant Manager and served in that capacity until 1984. Mr. Kenner is also the sole director and sole stockholder of one of the general partners of Synthetic Management G.P.

     William Gardner Wright, Jr. was Vice President -- Marketing and Sales from 1983 to 1996 at which time he was named Vice President-General Manager of the Carpet Backing Division. From 1977 until 1983, he was President of Synca Marketing Corp., a textile sales agency which served as a sales agent for the Company's primary carpet backing, as well as the products of other manufacturers. Mr. Wright is a Director of the Sun Trust Bank of Northwest Georgia. Mr. Wright is also the sole director and sole stockholder of one of the general partners of Synthetic Management G.P.

     Robert J. Breyley joined the Company in 1984 and became Vice
President -- Fibermesh Division in December 1984. Prior thereto, he held a variety of managerial positions with Master Builders, Inc., a leading concrete admixtures supplier. During his last six years with Master Builders, he was Senior Vice President of Sales and Marketing.

     W.O. Falkenberry joined the Company in 1993 as Vice President of Human Resources. Prior thereto, he was Director of Human Resources with the Champion Products Division of the Sara Lee Corporation from 1989 to 1993.

     C. Ted Koerner joined the Company in 1990 and became Vice
President -- Construction Products Division in 1993. He was named Vice President and General Manager -- Construction/Civil Engineering Products Division in 1995. Prior thereto, Mr. Koerner was an Engineer with the Ohio Department of Transportation; a Sales Engineer, Product Supervisor and Regional Engineer with Armco Steel Corporation; and a Sales Manager with National Seal Corporation.

     John Michael Long was Vice President -- Nonwoven Fabrics from 1991 to 1996 at which time he was named Vice President -- General Manager of the Technical Textiles Division. Prior thereto, he held a variety of managerial positions with Spartan Mills, a manufacturer of nonwoven geotextile fabrics. During his last five years at Spartan, he was Vice President and General Manager.

     Joseph Sinicropi joined the Company in 1995 as Chief Accounting Officer. He was named Chief Financial Officer and Secretary in February 1996. Prior to joining the Company, he was an audit senior manager in the international accounting firm of Deloitte & Touche LLP from 1985 to 1995.

     Bobby Callahan joined the Company in 1977 and has been Controller since 1980. Prior thereto, he held a variety of financial management positions in the carpet industry.

     Joseph F. Dana has been engaged in the private practice of law for over twenty years and has been a member of the law firm Watson & Dana, LaFayette, Georgia, since its formation in 1978. Mr. Dana has served as general counsel to the Company since 1987 and has been a Director since 1993.

     Lee J. Seidler was Senior Managing Director at Bear, Stearns & Co. Inc. from 1981 to 1989. He is presently associated with Bear, Stearns & Co. Inc. as Managing Director Emeritus. Mr. Seidler is a director of the Shubert Foundation, The Shubert Organization, and Players International, Inc. and has been a director of SafeCard Services, Inc. and Eastbank, N.A. He has been a Director since 1993.

     William J. Shortt retired from Johnson & Johnson in 1989. From 1977 to 1989, he was Director of Government and Trade Relations, Southeast at Johnson & Johnson. Mr. Shortt is also a director of Standard Telephone Company and Standard Group Inc., and has been a director of First National Bank of Habersham. He has been a Director since 1993.

     Robert L. Voigt served as a consultant to Dixie Yarns Inc. from 1985 until his retirement at the end of 1991. Mr. Voigt also served as a director of Dixie Yarns, Inc., from 1981 to 1987. He has been a Director since 1993.

     Each of the executive officers, except Mr. Breyley, has an Employment Agreement with the Company. There are no family relationships between any of the above officers or directors of the Company.

DIRECTORS' COMPENSATION

     Outside directors receive $15,000 per annum for services as a director and $800 per meeting attended. Directors who are members of management do not receive any meeting attendance fees or additional compensation for service as a director or service on committees of the Board. All directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the Board and its committees on which they serve.

     Under the Company's 1994 Stock Option Plan for Non-Employee Directors (the "Directors' Plan"), Messrs. Dana, Seidler, Shortt and Voigt were granted non-qualified stock options (the "Directors' Options") to purchase 28,906, 57,813, 19,271 and 19,271 shares of Common Stock, respectively. The Directors' Plan does not provide for any further grants of options thereunder.

     The purchase price of the shares of Common Stock subject to the Directors' Options was determined by reference to the fair market value of the Common Stock, as determined by the Compensation Committee, at the time Messrs. Dana, Seidler, Shortt and Voigt became members of the Board. As of October 1, 1996, 100% of the number of shares of Common Stock subject to each Director Option are vested and are exercisable. As a Company employee, Mr. Chill is not eligible to participate in the Directors' Plan. In the event that the outstanding shares of Common Stock are changed by reason of reorganization, merger, consolidation, recapitalization, reclassification, stock split, combination or exchange of shares and the like, or dividends payable in Common Stock, an appropriate adjustment shall be made by the Committee in the aggregate number of shares of Common Stock available under the Directors' Plan and in the number of shares and price per share subject to outstanding Directors' Options. The term of each Directors' Option is ten years from the date of grant.

BOARD COMMITTEES

     The Board has established a Compensation Committee, composed of Messrs. Dana, Seidler, Shortt and Voigt, which establishes salary, incentives and other forms of compensation and administers the Company's 1994 Stock Option Plan and 1996 Stock Option Plan and other incentive compensation and benefit plans applicable to the Company's officers. The Board has also established an Audit Committee, composed of Messrs. Dana, Seidler, Shortt and Voigt, which recommends to the Board the selection of independent auditors, and reviews the scope and results of the audit and other services provided by the independent auditors.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

     The following table sets forth information regarding the compensation paid during each of the Company's last three completed fiscal years to the Chief Executive Officer of the Company and each of the other four most highly compensated executive officers of the Company as of September 30, 1996 (collectively, the "Named Executive Officers").

                                                                                  LONG-TERM
                                                                                 COMPENSATION
                                                   ANNUAL COMPENSATION              AWARDS
                                FISCAL     -----------------------------------   ------------
                                 YEAR                             OTHER ANNUAL    SECURITIES
           NAME AND              ENDED                            COMPENSATION    UNDERLYING       ALL OTHER
      PRINCIPAL POSITION       SEPT. 30,   SALARY($)   BONUS($)       ($)         OPTIONS(#)    COMPENSATION($)
------------------------------ ---------   ---------   --------   ------------   ------------   ---------------
Leonard Chill                     1996      254,871      (1)             --           --              9,924(2)
Chief Executive Officer and       1995      254,871     89,939        4,668           --             10,044(2)
President                         1994      247,447    127,260        3,989           --              9,921(2)

Ralph Kenner                      1996      145,973      (1)             --           --              4,170(3)
Vice President --                 1995      145,973     41,926        2,344           --              4,482(3)
Manufacturing                     1994      125,973     66,660        2,300           --              4,497(3)

William Gardner Wright, Jr.       1996      235,664      (1)             --           --              4,170(3)
Vice President -- General         1995      235,664     70,238          304           --              4,005(3)
Manager -- Carpet Backing         1994      235,664     99,384          339           --              4,497(3)
Division

Robert J. Breyley                 1996      141,720      (1)             --           --              4,170(3)
Vice President --                 1995      141,720     49,500           --           --              3,329(3)
Fibermesh(R) Division             1994      141,720     72,000           --           --              4,198(3)

W. Wayne Freed                    1996      152,400      (1)             --           --              4,170(3)
Vice President -- Market          1995      142,000     28,267        1,808           --              4,090(3)
Development                       1994      128,544     29,969        2,109           --              3,808(3)

---------------

(1) Bonus payments with respect to the annual incentive plan for fiscal 1996 have yet to be determined and such payments will be made in fiscal 1997.

(2) These amounts consist of $5,424 of insurance premiums paid by the Company under a term life insurance policy in each of 1996, 1995 and 1994, and $4,500, $4,620 and $4,497 contributed by the Company under its 401(k) plan in 1996, 1995 and 1994, respectively.

(3) These amounts represent the annual contribution made by the Company under its 401(k) plan in the respective year.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth options granted to the Named Executive Officers during fiscal 1996:

                                                                                              POTENTIAL
                                                   INDIVIDUAL GRANTS                     REALIZABLE VALUE AT
                                  ----------------------------------------------------     ASSUMED ANNUAL
                                  NUMBER OF     % OF TOTAL                                 RATES OF STOCK
                                  SECURITIES     OPTIONS                                 PRICE APPRECIATION
                                  UNDERLYING    GRANTED TO    EXERCISE OR                FOR OPTION TERM(1)
                                   OPTIONS     EMPLOYEES IN   BASE PRICE    EXPIRATION   -------------------
              NAME                GRANTED(#)   FISCAL YEAR      ($/SH)         DATE         5%        10%
--------------------------------  ----------   ------------   -----------   ----------   --------   --------
Leonard Chill...................     34,875        17.8%        $ 10.72       12/09/05   $235,058   $595,665
Ralph Kenner....................     20,458        10.4           10.72       12/09/05    137,887    349,423
William Gardner Wright, Jr. ....     20,458        10.4           10.72       12/09/05    137,887    349,423
Robert J. Breyley...............         --          --              --         --             --         --
W. Wayne Freed..................     20,458        10.4           10.72       12/09/05    137,887    349,423

---------------

(1) These gains are based on arbitrary compounded rates of growth of stock prices mandated by the Securities and Exchange Commission of 5% and 10% per year from the date the option was granted over the full option term. These rates do not represent the Company's estimate or projection of future prices of the Common Stock. There is no assurance that the values that may be realized by any Named Executive Officer upon exercise of his options will be at or near the value estimated in the foregoing table.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth option exercises by and the value of the in-the-money unexercised options held at September 30, 1996:

                                                             NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                SHARES                      UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                               ACQUIRED                      OPTIONS AT FY-END(1)              AT FY-END(2)
                                  ON           VALUE      ---------------------------   ---------------------------
            NAME              EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----------------------------- -----------   -----------   -----------   -------------   -----------   -------------
Leonard Chill................      --            --          27,602        117,680       $ 145,739      $ 621,350
Ralph Kenner.................      --            --           8,353         45,518          44,104        240,335
William Gardner Wright,
  Jr. .......................      --            --           8,353         45,518          44,104        240,335
Robert J. Breyley............      --            --           2,421          7,264          12,783         38,354
W. Wayne Freed...............      --            --           8,353         45,518          44,104        240,335

---------------

(1) Any shares of Common Stock received upon the exercise of options will be subject to "lock-up" agreements with the Underwriters. See "Shares Eligible for Future Sale".

(2) Based on the assumed initial public offering price ($16.00 per share) less the exercise price ($10.72 per share) payable for such shares.

EMPLOYMENT AGREEMENTS

     Each of Messrs. Chill, Freed, Kenner and Wright (the "Executives") are employed by the Company pursuant to individual employment agreements effective as of September 6, 1996 (the "Effective Date"). The term of employment under these agreements is three years from the Effective Date; provided that on each anniversary of the month following the first Effective Date, and each successive month, the term is automatically extended for one successive month, providing a minimum remaining term of two years, unless either party terminates the agreement by written notice. The current annual salaries for Messrs. Chill, Freed, Kenner and Wright pursuant to these agreements are $270,163, $161,544, $154,731 and $249,803, respectively, and are subject to annual review by the Board.

     The Company has the right to terminate the Executive's employment for "cause" or "without cause", in each case as defined in the applicable employment agreement. In the event that an Executive is terminated by the Company "without cause," other than following a "Change in Control" (as defined below), the Executive is entitled to receive his base salary at the rate in effect on the date of termination of employment for a period of two years from the date of termination, any unpaid, accrued amounts under the annual incentive plan, a pro rata payment under the annual incentive plan for the termination year, a payment equal to the three year average of incentive payments received under the Company's annual incentive plan and any stock option rights due through the end of the term. Under each employment agreement, a Change in Control occurs when
(i) any person or group becomes the beneficial owner of capital stock of the Company representing 35% of all the voting stock, (ii) the members of the Board on the Effective Date cease to constitute a majority of the Board, or (iii) the Company combines with another entity and a person holds more than 35% of the voting stock of the Company or the Company's directors, as of the date immediately before such combination, constitute less than a majority of the board of directors of the combined entity.

     If the Executive is terminated by the Company "without cause" prior to the occurrence of a Change in Control and it can be shown such termination occurred in connection with, prior to or in anticipation of the Change in Control, or if the termination resulted from a Change in Control, the Executive is entitled to
(i) a lump sum payment equal to two times the Executive's annual base salary and annual incentive plan for the year in which the Change in Control occurs or the prior year, whichever is greater, (ii) unpaid, accrued amounts under the annual incentive plan and a payment that equals the average of the incentive payment received by the Executive under the annual incentive plan for the immediately preceding three years and (iii) certain other supplemental insurance coverages, for a maximum of 18 months (the "Change in Control Provision"). In the event of a Change in Control, whether or not the Executive's employment continues with the Company, all options granted to such Executive under any of the Management Plans (as defined below) shall vest immediately on the date of the Change in Control.

     In the event that an Executive's employment is terminated for disability or death, the Executive (or his estate) is to be paid (a) his base salary at the rate in effect on the date of termination until the earlier of six months from the date of termination or the date of commencement of long term disability payments, if applicable, and (b) any unpaid, accrued amounts under the annual incentive plan, and will receive any stock option rights to which such Executive would otherwise be entitled. In the case of termination by reason of death, the executive is also entitled to a payment under the annual incentive plan equal to the pro rata amount due for the termination year.

OPTION PLANS

     The Company's 1994 Stock Option Plan (the "1994 Plan") was adopted by the Board upon the recommendations of a special committee consisting of Messrs. Seidler, Shortt and Voigt, and approved by the Company's sole stockholder during the fourth quarter of fiscal 1994. The Company's 1996 Stock Option Plan (the "1996 Plan") was similarly adopted on May 15, 1996, as amended as of July 31, 1996.

     Under the 1994 Plan and 1996 Plan (collectively, the "Management Plans") incentive stock options ("ISOs"), as provided in Section 422A of the Internal Revenue Code, and non-qualified stock options may be granted to any full-time employee of the Company or its subsidiaries. The maximum aggregate number of shares of Common Stock that may be issued under the 1994 Plan and 1996 Plan is 491,413 and 289,062, respectively. As of June 30, 1996, options to purchase an aggregate of 491,413 shares of Common Stock had been granted under the 1994 Plan. Of such amount, Messrs. Chill, Wright, Freed, Kenner and other key managers hold options to purchase 145,282, 53,871, 53,871, 53,871 and 130,648 shares of Common Stock, respectively. Mr. Beckman holds options for 53,870 common shares. As of June 30, 1996, the only options granted under the 1996 Plan were options to purchase 21,723 shares of Common Stock granted to Mr. Sinicropi. Options may not be granted under the Management Plans after August 28, 2004. See "Principal Stockholders".

     The purchase price of the shares of Common Stock subject to options under the Management Plans must be no less than the fair market value of the Common Stock at the date of grant, as determined by the

Committee; provided, however, that the purchase price of shares of Common Stock subject to ISOs granted to any optionee who owns shares possessing more than 10% of the combined voting power of the Company or any parent or subsidiary of the Company ("Ten Percent Stockholder") must not be less than 110% of the fair market value of the Common Stock at the date of the grant. The maximum term of an option may not exceed ten years from the date of grant, except with respect to ISOs granted to Ten Percent Stockholders which must expire within five years of the date of grant.

     The Management Plans are administered by the Company's Compensation Committee. Subject to the express provisions of the Management Plans, the Compensation Committee has the discretion and authority to determine to whom from among the eligible employees an option may be granted, the time or times at which each option may be exercised, the number of shares of Common Stock subject to each option and the terms and conditions of each stock option agreement issued pursuant to the Management Plans; provided, however, that shares of Common Stock subject to any such agreement shall vest and become exercisable at a minimum rate of 25% per year over a four-year period.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During fiscal 1995 and the nine months ended June 30, 1996, the Company paid legal fees totaling approximately $135,000 and $93,000 to the law firm of Watson & Dana. Mr. Dana, a director of the Company and a member of the Compensation Committee, is a member of Watson & Dana.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of September 6, 1996 and as adjusted to reflect the sale of the Shares offered hereby by : (i) each stockholder known by the Company to own beneficially 5% or more of the outstanding shares of Common Stock; (ii) each director of the Company; (iii) each of the Named Executive Officers; and (iv) all executive officers and directors of the Company as a group. Unless otherwise indicated, the address for each officer, director and 5% stockholder is c/o Synthetic Industries, Inc., 309 LaFayette Road, Chickamauga, Georgia 30707.

                                            SHARES BENEFICIALLY                         SHARES BENEFICIALLY
                                                   OWNED                                       OWNED
                                             PRIOR TO OFFERING                            AFTER OFFERING
                                        --------------------------   NUMBER OF SHARES   ---------------------
                 NAME                    NUMBER            PERCENT    BEING OFFERED      NUMBER       PERCENT
--------------------------------------- ---------          -------   ----------------   ---------     -------
5% STOCKHOLDER:
Synthetic Industries, L.P. ............ 5,781,250           100%        --            5,781,250         62%
NAMED EXECUTIVE OFFICERS:
Leonard Chill..........................    37,234(1)(2)(3)   *          --               37,234          *
W. Wayne Freed.........................    17,985(1)(2)(3)   *          --               17,985          *
William Gardner Wright, Jr.............    17,985(1)(2)(3)   *          --               17,985          *
Ralph Kenner...........................    17,985(1)(2)(3)   *          --               17,985          *
Robert J. Breyley......................     3,051(2)(4)      *          --                3,051          *
DIRECTORS:
Joseph F. Dana.........................    28,906(2)         *          --               28,906          *
Lee J. Seidler.........................    57,813(2)         *          --               57,813          *
William J. Shortt......................    19,271(2)         *          --               19,271          *
Robert L. Voigt........................    19,271(2)         *          --               19,271          *
All executive officers and
  directors as a group
  (14 persons)(3)(4)(5)................   226,159          3.78%        --              226,159       2.41%

---------------

      *  Less than 1.0%.

     (1) Includes 9,632 shares as to which such person may be deemed to have beneficial ownership as a result of his indirect beneficial ownership of 0.1666% of a partnership interest in the Partnership.

     (2) Includes shares of Common Stock subject to options exercisable within 60 days, as follows: Leonard Chill -- 27,602 shares; W. Wayne
         Freed -- 8,353 shares; William Gardner Wright, Jr. -- 8,353 shares; Ralph Kenner -- 8,353 shares; Robert J. Breyley -- 2,421 shares; Joseph
         F. Dana -- 28,906 shares; Lee J. Seidler -- 57,813 shares; William J. Shortt -- 19,271 shares; Robert L. Voigt -- 19,271 shares.

     (3) Does not include 5,781,250 shares (other than the 9,632 Shares described in footnote 1 above) as to which Messrs. Chill, Wright, Kenner and Freed may be deemed to have beneficial ownership by virtue of their indirect control of the Partnership. See "Certain Relationships and Related Transactions".

     (4) Includes 630 shares as to which Mr. Breyley may be deemed to have beneficial ownership as a result of his indirect beneficial ownership of 0.0109% of a partnership interest in the Partnership.

     (5) Does not include (i) an aggregate of 17,433 shares of Common Stock subject to options exercisable within 60 days that are owned by employees of the Company other than the executive officers and (ii) an aggregate of 433,963 shares of Common Stock subject to options that are not exercisable within 60 days that are owned by directors, officers and employees of the Company. Includes an aggregate of 38,528 shares as to which Messrs. Chill, Wright, Kenner and Freed may be deemed to have beneficial ownership as a result of their indirect beneficial ownership of 0.1666% each of a partnership interest in the Partnership.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     As of June 30, 1996, all of the issued and outstanding Common Stock was owned by the Partnership. See "Principal Stockholders". SI Management L.P. (the "General Partner") is the sole general partner of the Partnership. Synthetic Management G.P. is the sole general partner of SI Management L.P. By virtue of these relationships, Synthetic Management G.P. controls the management and affairs of the Partnership and, therefore, the Company. After the Offering, the Partnership will own 5,781,250 shares of Common Stock, or approximately 63% of the issued and outstanding shares of Common Stock, and will therefore hold the voting power to determine the outcome of all matters upon which stockholders vote.

     The general partners of Synthetic Management G.P. are the following five Delaware corporations: Chill Investments, Inc., Beckman Investments, Inc., Freed Investments, Inc., Kenner Investments, Inc. and W.G. Wright Investments, Inc. Each of Messrs. Chill, Beckman, Freed, Kenner and Wright is the sole director and the sole stockholder of one of Synthetic Management G.P.'s general partners. For further information concerning Messrs. Chill, Beckman, Freed, Kenner and Wright, see "Management -- Executive Officers and Directors of the Company" and "-- Executive Compensation".

     The Company and the Partnership have entered into a Registration Rights Agreement pursuant to which the Company has agreed that upon request of the Partnership the Company will register under the Securities Act and applicable state securities laws the sale of the Common Stock owned by the Partnership and as to which registration has been requested. The Company's obligation is subject to certain limitations relating to a minimum amount required for registration, the timing of a registration and other similar matters. The Company is obligated to pay any registration expenses incidental to such registration, excluding underwriters' commissions and discounts. The above description is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which has been filed as an exhibit to the Registration Statement in the form executed or substantially in the form to be executed. The Partnership, however, is subject to a lock-up agreement with the Underwriters pursuant to which the Partnership has agreed not to offer, sell, agree to sell, grant any option for the sale of or otherwise dispose of, directly or indirectly, any shares of Common Stock (or any security convertible into, exercisable for or exchangeable for Common Stock) without the consent of Bear, Stearns & Co. Inc. for a period of 270 days after the date of this Prospectus, and thereafter, until December 31, 1997, only pursuant to an underwritten public offering. See "Shares Eligible for Future Sale".

     The General Partner has received a series of letters from a law firm purporting to represent a number of the limited partners of the Partnership who hold a minority interest therein. This law firm alleges, among other things, that the Offering is unfair to the limited partners, and by failing to stop the Company from issuing shares of its Common Stock in the Offering the General Partner is breaching its fiduciary duty to the limited partners. The law firm further has threatened to commence litigation against the General Partner relating to the Offering and undertake a proxy contest to replace the General Partner. Several members of the Company's senior management are control persons of the General Partner. The General Partner has informed the Company that it believes the allegations made by this law firm are without merit and that a proxy contest to replace the General Partner would not be successful.

     Lee J. Seidler, a director of the Company, is presently associated with Bear, Stearns & Co. Inc. as Managing Director Emeritus and from time to time receives fees in connection with consulting and referral services to Bear, Stearns & Co. Inc.

     Jon P. Beckman, a former executive officer of the Company and an affiliate of the General Partner, is being retained as a consultant to the Company. Pursuant to his consulting agreement with the Company, Mr. Beckman will receive, until January 31, 2000, or upon earlier termination of his consulting agreement, $125,000 per year and various insurance coverages, and will be authorized to exercise all stock options awarded to him, subject to applicable vesting provisions. Under this agreement, Mr. Beckman is required to provide the Company with 20 hours of consultation per month, has released the Company from any liability resulting from his employment and has also agreed not to compete against the Company.

     The Company leases office space under a five-year lease with William Gardner Wright, Jr., one of the Company's executive officers. The term of the lease expires on September 30, 1998 and the rent is approximately $4,000 per month, which the Company believes is within prevailing market rates.

     See also the information and the transactions described under "Management -- Compensation Committee Interlocks and Insider Participation".

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

THE CREDIT FACILITY

     On October 20, 1995, as subsequently amended, the Company entered into the Credit Facility with the Lenders and The First National Bank of Boston, as agent. The Credit Facility provides for a revolving credit line, a term loan facility and a letter of credit facility pursuant to which the Company may borrow up to an aggregate of $85 million.

     At June 30, 1996, $45 million was borrowed under the term loan facility and approximately $13.0 million was outstanding under the revolving credit loan portion of the Credit Facility (the "Revolver") and approximately $25.7 million was available for additional borrowing thereunder. The Revolver provides for availability based on a borrowing formula consisting of 85% of eligible receivables and 50% of eligible inventory, subject to certain limitations. The entire amount outstanding under the Revolver matures on October 1, 2001. Of the $45 million due under the term loan, $10 million is payable in 1999 and $17.5 million is payable in each of 2000 and 2001.

     The Credit Facility permits borrowings which bear interest, at the Company's option, (i) for domestic borrowings, based on the lender's base rate plus 0.75% or 1.00% for revolver or term loan advances, respectively (9.0% to 9.25% at June 30, 1996) or (ii) for Eurodollar borrowings, based on the Interbank Eurodollar rate at the time of conversion plus 2.75% or 2.50% for revolver or term loan advances, respectively (8.19% to 7.94% at June 30, 1996).

     The Credit Facility provides for borrowings under a letter of credit facility up to $3 million, which borrowings reduce amounts available under the Revolver. As of June 30, 1996, approximately $1.3 million was outstanding under the letter of credit facility.

     The Credit Facility contains a number of covenants, including, among others, covenants restricting the Company and its subsidiaries with respect to the incurrence of indebtedness, limitations on sales of substantial assets, mergers or consolidations and capital expenditures. The Company is also required to comply with certain financial tests and maintain certain financial ratios. Additionally, the Credit Facility and the Debentures contain restrictions on the Company's ability to declare and pay dividends. Based on such restrictions and financial covenants, the Company was prohibited from paying dividends at June 30, 1996.

THE DEBENTURES

     On December 14, 1992, the Company issued the Debentures, which represent unsecured obligations of the Company. The Debentures are redeemable at the option of the Company at any time on or after December 1, 1997, initially at 106.375% of their principal amount, together with accrued interest, with declining redemption prices thereafter. Interest on the Debentures is payable semi-annually on June 1 and December 1.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company currently consists of 5,000 shares of Common Stock, par value $1.00 per share, of which 49.95 Shares are issued and outstanding. All of the issued and outstanding shares of Common Stock are owned by the Partnership. Immediately prior to the Offering, the Company's Certificate of Incorporation (the "Certificate of Incorporation"), as amended in December 1994, will be amended and restated to increase the authorized capital stock of the Company to 25,000,000 shares of Common Stock and the Stock Split will occur which will increase the number of shares of Common Stock issued and outstanding to 5,781,250 shares. The information below assumes that the amendment of the Certificate of Incorporation and the Stock Split have occurred.

COMMON STOCK

     Each share of Common Stock is entitled to share equally in dividends if, as, and when declared by the Board and, upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company available for distribution to the holders of the Common Stock. Each holder of Common Stock is entitled to one vote per share for all purposes. The holders of Common Stock have no preemptive rights and there is no cumulative voting, redemption right or right of conversion with respect to the Common Stock. All outstanding shares of Common Stock and all shares to be sold and issued by the Company pursuant to the Offering will be fully paid and nonassessable. The Board is authorized to issue additional shares of Common Stock within the limits authorized by the Certificate of Incorporation and without stockholder action.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Certificate of Incorporation contains provisions to indemnify the Company's directors and officers to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL"), including payment in advance of a final disposition of a director's or officers' expenses and attorneys' fees incurred in defending any action, suit or proceeding. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION

     The Certificate of Incorporation requires that any action required or permitted to be taken by the Company's stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by consent in writing. The provisions requiring stockholders to take action only at a duly called annual or special meeting may be amended, altered or repealed only upon the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of voting stock of the Company.

SECTION 203 OF THE DGCL

     Generally, Section 203 of the DGCL prohibits certain Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time of the transaction in which the person became an interested stockholder, unless (i) prior to the time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (iii) at or after such time the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. A Delaware corporation may "opt out" from the application of Section 203 of the DGCL through a provision in its certificate of incorporation or by-laws. The Company has not opted out of Section 203 of the DGCL and thus is subject to this provision which could render more difficult or discourage a merger, tender offer or other similar transaction.

REGISTRATION RIGHTS

     The Company and the Partnership have entered into a Registration Rights Agreement pursuant to which the Company has agreed that upon request of the Partnership the Company will register under the Securities Act and applicable state securities laws the sale of the Common Stock owned by the Partnership and as to which registration has been requested. The Company's obligation is subject to certain limitations relating to a minimum amount required for registration, the timing of a registration and other similar matters. The Company is obligated to pay any registration expenses incidental to such registration, excluding underwriters' commissions and discounts. The above description is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which has been filed as an exhibit to the Registration Statement in the form executed or substantially in the form to be executed. The Partnership, however, is subject to a lock-up agreement with the Underwriters pursuant to which the Partnership has agreed not to offer, sell, agree to sell, grant any option for the sale of or otherwise dispose of, directly or indirectly, any shares of Common Stock (or any security convertible into, exercisable for or exchangeable for Common Stock) without the consent of Bear, Stearns & Co. Inc. for a period of 270 days after the date of this Prospectus, and thereafter, until December 1, 1997, only pursuant to an underwritten public offering. See "Shares Eligible for Future Sale".

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is The First National Bank of Boston.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have outstanding 9,181,250 shares of Common Stock. Of these shares, the 3,400,000 shares of Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, except for any shares owned by an "affiliate" of the Company, which will be subject to the limitations of Rule 144 under the Securities Act ("Rule 144").

     The shares of Common Stock issued and outstanding prior to the Offering were acquired by the Partnership without registration under the Securities Act in reliance upon exemptions from registration and are "restricted securities" for purposes of the Securities Act. These shares may not be sold unless their offer and sale are registered under the Securities Act or unless an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act, is available. Each of the Company, its executive officers, senior management and directors and the Partnership have entered into certain "lock-up" agreements with the Underwriters with respect to the sale of shares of Common Stock. Under these "lock-up" agreements, (i) the Company has agreed not to offer, sell, agree to sell, grant any option for the sale of or otherwise dispose of, directly or indirectly, any shares of Common Stock (or any security convertible into, exercisable for or exchangeable for Common Stock) without the consent of Bear, Stearns & Co. Inc. for a period of 270 days after the date of this Prospectus, and (ii) the Partnership and the executive officers, senior management and directors of the Company have agreed not to offer, sell, agree to sell, grant any option for the sale of or otherwise dispose of, directly or indirectly, any shares of Common Stock (or any security convertible into, exercisable for or exchangeable for Common Stock) without the consent of Bear, Stearns & Co. Inc. for a period of 270 days after the date of this Prospectus, and thereafter, until December 31, 1997, only pursuant to an underwritten public offering, except with respect to transfers made by officers or directors as gifts, provided that the donee agrees to be bound by the foregoing restrictions, and except that the Company may issue shares of Common Stock upon the exercise of options granted under its stock option plans. After the expiration of the "lock-up" agreements, such persons will be entitled to sell, distribute or otherwise dispose of the Common Stock that they hold subject to the provisions of applicable securities laws.

     Executive officers and directors of the Company are generally permitted to sell Common Stock in accordance with Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least two years from the date such securities were acquired from the Company or an affiliate of the Company is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock and (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding a sale by such person. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. Under Rule 144, however, a person who has held shares for a minimum of three years from the later of the date such securities were acquired from the Company or an affiliate of the Company and who is not, and for the three months prior to the sale of such shares has not been, an affiliate of the Company, is free to sell such shares without regard to the volume, manner-of-sale and certain other limitations contained in Rule 144.

     Following expiration of the applicable "lock-up" agreements with the Underwriters described above, all outstanding shares of Common Stock held by the Partnership or the Company's officers and directors will be immediately eligible for sale, subject to applicable volume limitations and other provisions of Rule 144.

     The Partnership also has the benefit of a Registration Rights Agreement which provides the Partnership with certain rights to registration under the Securities Act, subject to certain conditions. See "Description of Capital Stock -- Registration Rights".

     There can be no certainty as to the effect, if any, that market sales of shares of Common Stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market may have an adverse impact on the market for the Shares.

                                  UNDERWRITING


     The Underwriters named below (the "Underwriters"), for whom Bear, Stearns & Co. Inc. and Furman Selz LLC are acting as Representatives (the
"Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the aggregate number of shares of Common Stock set forth opposite their names below:



                                                                            NUMBER OF
                                                                           SHARES TO BE
                                  UNDERWRITERS                              PURCHASED
        -----------------------------------------------------------------  ------------
        Bear, Stearns & Co. Inc. ........................................
        Furman Selz LLC..................................................
                                                                             ---------
                  Total..................................................    3,400,000
                                                                             =========


     The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to approval of certain legal matters by their counsel and to various other conditions. The nature of the obligations of the Underwriters is such that they are committed to purchase all of the shares of Common Stock offered hereby if any are purchased.

     The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Common Stock offered hereby directly to the public at the public offering price set forth on the cover page of this Prospectus. The Underwriters may allow a selected dealer concession of not more
than $          per share, and the Underwriters may allow, and such dealers may
reallow, concessions not in excess of $          per share to certain other
dealers. After the initial public offering, the public offering price and concessions and reallowances to dealers may be changed by the Representatives.

     The Company has granted an option to the Underwriters, exercisable at any time during the 30-day period after the date of this Prospectus, to purchase from the Company up to an additional 510,000 shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the sale of the shares of Common Stock offered hereby. To the extent that the Underwriters exercise this option, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's purchase obligations set forth in the foregoing table.

     The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or will contribute to payments the Underwriters may be required to make in respect thereof.

     Each of the Company, its executive officers, senior management and directors and the Partnership have entered into certain "lock-up" agreements with the Underwriters with respect to the sale of shares of Common Stock. Under these "lock-up" agreements, (i) the Company has agreed not to offer, sell, agree to sell, grant any option for the sale of or otherwise dispose of, directly or indirectly, any shares of Common Stock (or any security convertible into, exercisable for or exchangeable for Common Stock) without the consent of Bear, Stearns & Co. Inc. for a period of 270 days after the date of this Prospectus, and (ii) the Partnership and the executive officers, senior management and directors of the Company have agreed not to offer, sell, agree to sell, grant any option for the sale of or otherwise dispose of, directly or indirectly, any shares of Common Stock (or any security convertible into, exercisable for or exchangeable for Common Stock) without the consent of Bear, Stearns & Co. Inc. for a period of 270 days after the date of this Prospectus, and thereafter, until December 31, 1997, only pursuant to an underwritten public offering, except with respect to transfers made by officers or directors as gifts, provided that the donee agrees to be bound by the foregoing restrictions, and except that the Company may issue shares of Common Stock upon the exercise of options granted under its stock option plans. After the expiration of the "lock-up" agreements, such persons will be entitled to sell, distribute or otherwise dispose of the Common Stock that they hold subject to the provisions of applicable securities laws.

     The Representatives have advised the Company that the Underwriters do not expect to confirm sales to discretionary accounts.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiation between the Company and the Representatives. Among the factors which will be considered in such negotiations are the Company's history, capital structure and financial condition, its past and present earnings and the trend of such earnings, prospects for the Company and its industry, the present state of the Company's development, the recent market prices of publicly-held companies that the Company and the Representatives believe to be comparable to the Company and general conditions prevailing in the securities markets at the time of this Offering.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Shares are being passed upon for the Company by Andrews & Kurth L.L.P., New York, New York. Paul, Hastings, Janofsky & Walker LLP (a limited liability partnership including professional corporations), New York, New York, has acted as counsel to the Underwriters in connection with the Offering.

                                    EXPERTS

     The Consolidated Financial Statements as of September 30, 1995 and 1994 and for each of the three fiscal years in the period ended September 30, 1995, appearing in this Prospectus and Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports thereon appearing herein and elsewhere in the Registration Statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information as filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and the following Regional Offices of the Commission: Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048, and Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such reports, proxy statements and other information may be electronically accessed at the Commission's site on the World Wide Web located at http://www.sec.gov. Such reports, proxy statements and other information concerning the Company may also be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-1, of which this Prospectus forms a part (together with any amendments thereto, the "Registration Statement"), under the Securities Act in respect of the Shares offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. Such additional information, exhibits and undertakings may be inspected at and obtained from the Commission's principal office in Washington, D.C. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                           SYNTHETIC INDUSTRIES, INC.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS:

(1) Consolidated Financial Statements as of September 30, 1994 and 1995 and for each of the three years in the period ended September 30, 1995.

                                                                                        PAGE
                                                                                        ----
     Independent Auditors' Report.....................................................   F-2
     Consolidated Balance Sheets......................................................   F-3
     Consolidated Statements of Operations............................................   F-4
     Consolidated Statements of Changes in Stockholder's Equity.......................   F-5
     Consolidated Statements of Cash Flows............................................   F-6
     Notes to Consolidated Financial Statements.......................................   F-7

(2) Unaudited Consolidated Financial Statements as of June 30, 1995 and 1996 and for the three and nine month periods then ended.

     Consolidated Balance Sheets......................................................  F-16
     Consolidated Statements of Operations............................................  F-17
     Consolidated Statements of Cash Flows............................................  F-18
     Notes to Consolidated Financial Statements.......................................  F-19

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Synthetic Industries, Inc.
Chickamauga, Georgia

     We have audited the accompanying consolidated balance sheets of Synthetic Industries, Inc. (a wholly owned subsidiary of Synthetic Industries, L.P.) and its subsidiaries as of September 30, 1994 and 1995, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Synthetic Industries, Inc. and subsidiaries at September 30, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995 in conformity with generally accepted accounting principles.

     As discussed in Note 11 to the consolidated financial statements, the Company changed its method of accounting for income taxes during the year ended September 30, 1993.

DELOITTE & TOUCHE LLP

New York, New York
November 17, 1995 (September 20, 1996 as to Notes 10.c. and 15)

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
         (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                             SEPTEMBER 30,
                                                                         ---------------------
                                ASSETS                                     1994         1995
                                                                         --------     --------
CURRENT ASSETS:
  Cash.................................................................  $    117     $    108
  Accounts receivable, net (Note 3)....................................    39,094       47,947
  Inventory (Note 4)...................................................    32,520       45,597
  Other current assets (Note 5)........................................    10,859       14,708
                                                                         --------     --------
          TOTAL CURRENT ASSETS.........................................    82,590      108,360
PROPERTY, PLANT AND EQUIPMENT, net (Note 6)............................   115,050      116,729
OTHER ASSETS (Note 7)..................................................    90,293       87,211
                                                                         --------     --------
                                                                         $287,933     $312,300
                                                                         ========     ========
                 LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
  Accounts payable.....................................................  $ 18,767     $ 24,021
  Accrued expenses and other current liabilities.......................     6,944        7,378
  Income taxes payable (Note 11).......................................       482        1,455
  Interest payable.....................................................     6,247        6,427
  Current maturities of long-term debt (Note 8)........................     6,036           40
                                                                         --------     --------
          TOTAL CURRENT LIABILITIES....................................    38,476       39,321
LONG-TERM DEBT (Note 8)................................................   172,490      192,048
DEFERRED INCOME TAXES (Note 11)........................................    21,150       23,175
COMMITMENTS AND CONTINGENCIES (Notes 10 and 11)
STOCKHOLDER'S EQUITY (Notes 14 and 15):
  Common stock.........................................................        --           --
  Additional paid-in capital...........................................    69,300       69,300
  Cumulative translation adjustments...................................        26           29
  Deficit..............................................................   (13,509)     (11,573)
                                                                         --------     --------
          TOTAL STOCKHOLDER'S EQUITY...................................    55,817       57,756
                                                                         --------     --------
                                                                         $287,933     $312,300
                                                                         ========     ========

                See Notes to Consolidated Financial Statements.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
         (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                FISCAL YEAR ENDED SEPTEMBER 30,
                                                               ---------------------------------
                                                                 1993        1994        1995
                                                               --------    --------    ---------
Net sales....................................................  $210,516    $234,977    $ 271,427
                                                               --------    --------    ---------
Costs and expenses:
  Costs of sales.............................................   142,181     152,305      194,706
  Selling expenses...........................................    19,395      21,815       24,273
  General and administrative expenses........................    16,404      17,588       21,195
  Amortization of excess of purchase price over net assets
     acquired and other intangibles..........................     2,615       2,499        2,566
                                                               --------    --------    ---------
                                                                180,595     194,207      242,740
                                                               --------    --------    ---------
     Operating income........................................    29,921      40,770       28,687
                                                               --------    --------    ---------
Other expenses:
  Interest expense...........................................    20,854      20,011       22,514
  Amortization of deferred financing costs...................       933         739          737
                                                               --------    --------    ---------
                                                                 21,787      20,750       23,251
                                                               --------    --------    ---------
Income from continuing operations before provision for income
  taxes......................................................     8,134      20,020        5,436
Provision for income taxes (Note 11).........................     4,472       8,600        3,500
                                                               --------    --------    ---------
Income from continuing operations............................     3,662      11,420        1,936
Reversal of provision for discontinued operations (Note
  12)........................................................     1,420          --           --
                                                               --------    --------    ---------
Income before extraordinary item and cumulative effect of
  change in accounting principle.............................     5,082      11,420        1,936
Extraordinary item -- loss from early extinguishment of debt
  (Note 9)...................................................    (8,892)         --           --
Cumulative effect on prior years of change in accounting for
  income taxes (Note 11).....................................    (8,500)         --           --
                                                               --------    --------    ---------
NET INCOME (LOSS)............................................  $(12,310)   $ 11,420    $   1,936
                                                               ========    ========    =========
Pro Forma Financial Data (Unaudited):
  Pro forma net income.......................................                          $   4,676
                                                                                       =========
  Weighted average shares outstanding used in computing pro
     forma net income per share..............................                          9,422,214
                                                                                       =========
  Pro forma net income per share.............................                          $    0.50
                                                                                       =========

                See Notes to Consolidated Financial Statements.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                           (IN THOUSANDS OF DOLLARS)

                                                     ADDITIONAL    CUMULATIVE
                                           COMMON     PAID-IN      TRANSLATION
                                           STOCK      CAPITAL      ADJUSTMENTS    DEFICIT      TOTAL
                                           ------    ----------    -----------    --------    --------
Balance, October 1, 1992.................   $ --      $ 69,300        $  19       $(12,619)   $ 56,700
Net loss.................................     --            --           --        (12,310)    (12,310)
Foreign currency translation.............     --            --           33             --          33
                                            ----       -------         ----       --------    --------
Balance, September 30, 1993..............     --        69,300           52        (24,929)     44,423
Net income...............................     --            --           --         11,420      11,420
Foreign currency translation.............     --            --          (26)            --         (26)
                                            ----       -------         ----       --------    --------
Balance, September 30, 1994                   --        69,300           26        (13,509)     55,817
Net income...............................     --            --           --          1,936       1,936
Foreign currency translation.............     --            --            3             --           3
                                            ----       -------         ----       --------    --------
Balance, September 30, 1995..............   $ --      $ 69,300        $  29       $(11,573)   $ 57,756
                                            ====       =======         ====       ========    ========

                See Notes to Consolidated Financial Statements.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)

                                                               FISCAL YEAR ENDED SEPTEMBER 30,
                                                              ---------------------------------
                                                                1993         1994        1995
                                                              ---------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Income before extraordinary item and cumulative effect of
     change in accounting principle.........................  $   5,082    $ 11,420    $  1,936
  Adjustments to reconcile net income to net cash provided
     by operations:
       Depreciation.........................................      8,515       9,152      11,634
       Amortization of intangibles and deferred financing
          costs.............................................      3,558       3,238       3,303
       Deferred income taxes................................      5,489       3,830        (355)
       Provision for bad debts..............................        383         217       3,363
       Loss on disposal of equipment........................        751         266          --
       Reversal of provision for loss on disposal of
          discontinued operations (net of tax)..............     (1,420)         --          --
     Changes in assets and liabilities:
       Increase in accounts receivable......................     (5,335)     (2,861)    (12,212)
       Decrease (increase) in inventory.....................      1,758      (7,255)    (13,076)
       Increase in other current assets.....................       (647)       (632)     (1,469)
       (Decrease) increase in accounts payable..............     (1,700)      5,348       5,254
       Increase in accrued expenses and other current
          liabilities.......................................      2,499         533         434
       (Decrease) increase in income taxes payable..........       (356)        482         973
       Increase in interest payable.........................      5,757         224         180
                                                              ---------    --------    --------
          Cash provided by (used in) operating activities...     24,334      23,962         (35)
                                                              ---------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, plant and equipment................    (11,759)    (31,866)    (13,313)
                                                              ---------    --------    --------
     Cash used in investing activities......................    (11,759)    (31,866)    (13,313)
                                                              ---------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under term loan................................     30,000          --      11,000
  Repayments under term loan................................    (19,303)     (6,000)     (6,000)
  Issuance of 12 3/4% senior subordinated debentures........    140,000          --          --
  Redemption of 11 1/2% senior subordinated debentures......   (116,344)         --          --
  Repayment costs on early extinguishment of debt...........       (720)         --          --
  Repayment of junior subordinated debentures...............    (17,093)         --          --
  Net repayment (borrowings) under revolving credit line....    (23,298)     13,802       8,598
  Repayments of other long term debt........................        (28)        (31)        (36)
  Deferred financing costs..................................     (5,784)         --        (221)
                                                              ---------    --------    --------
     Cash (used in) provided by financing activities........    (12,570)      7,771      13,341
     Effect of exchange rate changes on cash................         (1)         (3)         (2)
                                                              ---------    --------    --------
  NET INCREASE (DECREASE) IN CASH...........................          4        (136)         (9)
  CASH AT BEGINNING OF YEAR.................................        249         253         117
                                                              ---------    --------    --------
  CASH AT END OF YEAR.......................................  $     253    $    117    $    108
                                                              =========    ========    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the year for:
     Interest...............................................  $  14,913    $ 19,787    $ 22,334
     Income taxes...........................................         --       3,901       2,882

                See Notes to Consolidated Financial Statements.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1. ORGANIZATION

     Synthetic Industries, Inc., a Delaware corporation (the "Company"), manufactures and markets a wide range of polypropylene-based fabric and fiber products designed for industrial applications. The Company's diverse mix of products are marketed to the floor covering, construction and technical textile markets for such end-use applications as carpet backing, geotextiles, erosion control, concrete reinforcement and furniture construction fabrics. The Company is a wholly-owned subsidiary of Synthetic Industries, L.P., a Delaware limited partnership.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions and balances have been eliminated.

REVENUE RECOGNITION

     Revenue from product sales is recognized at the time of shipment.

FOREIGN CURRENCY TRANSLATION

     The assets and liabilities of foreign subsidiaries are translated at the fiscal year-end rates of exchange, and the results of operations are translated at the average rates of exchange for the years presented. Gains or losses resulting from translating foreign currency financial statements are accumulated in the cumulative translation adjustments account in the stockholder's equity section of the accompanying consolidated balance sheets.

INVENTORY

     Inventory is stated at the lower of cost, determined using the first-in, first-out method, or market.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is provided on the straight-line method based on estimated useful lives, as follows:

            Building and improvements..................................  25 years
            Machinery and equipment....................................  14 years

Leasehold improvements are amortized over the shorter of the useful life of the asset or the term of the lease. Expenses for repairs, maintenance and renewals are charged to operations as incurred. Expenditures which improve an asset or extend its useful life are capitalized. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in the results of operations.

     The Company had capitalized interest costs of $283, $729 and $255 in fiscal 1993, 1994 and 1995, respectively.

INCOME TAXES

     The Company accounts for income taxes using an asset and liability approach in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred income taxes are recognized for the

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

EXCESS OF PURCHASE PRICE OVER NET ASSETS ACQUIRED

     The excess of purchase price over net assets acquired is amortized on a straight-line basis over a period of 40 years. Excess of purchase price over net assets acquired is assessed for recoverability on a regular basis. In evaluating the value and future benefits of goodwill, its carrying value would be reduced by the excess, if any, of the balance over management's best estimate of undiscounted future operating income before amortization of the related intangible assets over the remaining amortization period.

DEFERRED FINANCING COSTS AND INTANGIBLE ASSETS

     Deferred financing costs are amortized over periods from 5 to 12 years. Intangible assets consist primarily of trademarks and patent on Fibermesh(R) which are amortized on a straight-line basis over 40 and 5 years, respectively.

COMPUTATION OF PRO FORMA NET INCOME PER SHARE

     The Company has presented pro forma net income per share for the year ended September 30, 1995 in lieu of historical net income per share. Historical per share information is not meaningful as the Company is owned by one shareholder. The pro forma net income per share has been computed assuming (a) proceeds of the initial public offering (Note 15) were used to repay indebtedness resulting in interest savings and (b) the weighted average number of common shares and common share equivalents outstanding have been adjusted to give effect to the stock split authorized in July 1996 (Note 15). Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 55, common share equivalents attributable to stock options granted within one year of an initial public offering have been included in the calculation of weighted average shares outstanding.

RECLASSIFICATION OF PRIOR FINANCIAL STATEMENTS

     Certain reclassifications have been made to previous years' financial statements to conform with 1995 classifications.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. SFAS No. 121 is effective for financial statements for fiscal years beginning after December 15, 1995; therefore, the Company will adopt SFAS

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES

No. 121 in the first quarter of fiscal 1997 and, based on current circumstances, does not believe the effect of adoption will be material.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" which will be effective for the Company beginning October 1, 1996. SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. The Company will account for stock-based compensation awards under the provisions of Accounting Principles Board Opinion No. 25, as permitted by SFAS No. 123. In accordance with SFAS No. 123, beginning in the fiscal year ended September 30, 1997, the Company will make pro forma disclosures relative to stock-based compensation as part of the accompanying footnotes to the consolidated financial statements.

3. ACCOUNTS RECEIVABLE

     Accounts receivable are presented net of the allowances for doubtful accounts of $1,201 and $4,053 as of September 30, 1994 and 1995, respectively. During fiscal 1995, the Company recorded a pre-tax charge of $2,852 to increase the allowance for doubtful accounts due to a customer who experienced severe financial difficulty. Amounts written off against established allowances were $383, $217 and $511 for the years ended September 30, 1993, 1994 and 1995, respectively.

     Most of the Company's carpet backing sales are with customers located in Georgia. Net sales to one customer represented 17%, 18% and 18%, respectively, of consolidated net sales for the fiscal years presented.

4. INVENTORY

     Inventory consists of the following:

                                                                          SEPTEMBER 30,
                                                                       -------------------
                                                                        1994        1995
                                                                       -------     -------
    Finished goods.................................................    $20,580     $27,867
    Work in progress...............................................      5,263       5,541
    Raw materials..................................................      6,677      12,189
                                                                       -------     -------
                                                                       $32,520     $45,597
                                                                       =======     =======

5. OTHER CURRENT ASSETS

     Other current assets consist of the following:

                                                                          SEPTEMBER 30,
                                                                       -------------------
                                                                        1994        1995
                                                                       -------     -------
    Prepaid supplies.................................................  $ 6,416     $ 7,192
    Deferred tax assets (Note 11)....................................    3,085       5,465
    Other............................................................    1,358       2,051
                                                                       -------     -------
                                                                       $10,859     $14,708
                                                                       =======     =======

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES

6. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                                         SEPTEMBER 30,
                                                                     ---------------------
                                                                       1994         1995
                                                                     --------     --------
    Land...........................................................  $  3,061     $  3,511
    Buildings and improvements.....................................    21,183       23,457
    Machinery and equipment and leasehold improvements.............   141,332      151,921
                                                                     --------     --------
                                                                      165,576      178,889
    Accumulated depreciation.......................................   (50,526)     (62,160)
                                                                     --------     --------
                                                                     $115,050     $116,729
                                                                     ========     ========

7. OTHER ASSETS

     Other assets consist of the following:

                                                                         SEPTEMBER 30,
                                                                     ---------------------
                                                                       1994         1995
                                                                     --------     --------
    Excess of purchase price over net assets acquired..............  $ 99,818     $ 99,818
    Intangible assets..............................................     4,485        3,546
    Deferred financing and organizational costs....................    12,034       12,230
                                                                     --------     --------
                                                                      116,337      115,594
    Accumulated amortization.......................................   (26,044)     (28,383)
                                                                     --------     --------
                                                                     $ 90,293     $ 87,211
                                                                     ========     ========

     The excess of purchase price over net assets acquired arose from the purchase of the Company's common stock in 1986.

8. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                         SEPTEMBER 30,
                                                                     ---------------------
                                                                       1994         1995
                                                                     --------     --------
    Secured Revolving Credit Facility(a):
      Secured revolving credit portion.............................  $ 16,129     $ 24,727
      Term loan portion............................................    21,000       26,000
    12 3/4% senior subordinated debentures(b)......................   140,000      140,000
    Other..........................................................     1,397        1,361
                                                                     --------     --------
                                                                      178,526      192,088
    Less current portion...........................................    (6,036)         (40)
                                                                     --------     --------
    Total long-term portion........................................  $172,490     $192,048
                                                                     ========     ========

     A. THE SECURED REVOLVING CREDIT FACILITY

     On January 13, 1995, the Company and its lenders entered into a Third Amended and Restated Revolving Credit Agreement (as amended to date, the "Credit Facility"). The Company's term loan portion of the Credit Facility (the "Term Loan") increased to $30,000 from $19,000. Prior to the execution of the Fourth Amended and Restated Revolving Credit Agreement (the "Amended Credit Facility") on October 20, 1995, the Term Loan was payable in equal monthly installments of $500, plus interest beginning on

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES

February 1, 1995. The Company entered into the Amended Credit Facility, with a termination date of October 1, 2001, which provides for Term Loan borrowings of $45,000 of which $10,000 is payable in 1999 and $17,500 is payable in each of 2000 and 2001. Accordingly, at September 30, 1995, all term loan borrowings are classified as long term.

     The revolving credit loan portion of the Amended Credit Facility (the "Revolver") provides for availability based on a borrowing formula consisting of 85% of eligible accounts receivable and 50% of eligible inventory, subject to certain limitations. At September 30, 1995, the Company had $9,173 available under the Revolver. Under the Amended Credit Facility, the maximum amount available for borrowing under the Revolver is increased to $40,000.

     The Amended Credit Facility permits borrowings which bear interest, at the Company's option, (i) for domestic borrowings based on the lender's base rate plus .75% (9.5% at September 30, 1995) or (ii) for Eurodollar borrowings based on the Interbank Eurodollar rate at the time of conversion plus 2.5% or 2.75% for Term Loan or Revolver advances, respectively (8.5% to 8.625% at September 30, 1995). The Credit Facility contained similar provisions for payment of interests thereunder.

     The Amended Credit Facility provides for borrowings under letters of credit of up to $3,000, which borrowings reduce amounts available under the Revolver. The Company is required to pay a .375% fee on the unused portion of the commitment.

     The Company considers the carrying values of amounts outstanding under the Credit Facility to approximate fair value because they reprice frequently at market rates.

     The Amended Credit Facility is collateralized by substantially all of the Company's assets and contains covenants related to the maintenance of certain operating and working capital levels and limitations as to the amount of capital expenditures. The Credit Facility was similarly collateralized and contained like limitations and restrictions. The Company's ability to pay dividends on its Common Stock is restricted by both the Amended Credit Facility and the indenture relating to the Debentures discussed below. Based on such restrictions and financial covenants, the Company was prohibited from paying dividends at September 30, 1995.

     B. SENIOR SUBORDINATED DEBENTURES

     On December 14, 1992, the Company issued $140,000 of 12 3/4% Senior Subordinated Debentures due 2002 (the "Debentures"), which represent unsecured obligations of the Company. The Debentures are redeemable at the option of the Company at any time on or after December 1, 1997, initially at 106.375% of their principal amount, together with accrued interest, with declining redemption prices thereafter. Interest on the Debentures is payable semi-annually on June 1 and December 1.

     The fair value of the Company's Debentures is estimated based on quoted market prices for the Debentures in the over-the-counter market. The estimated fair value of the Debentures at September 30, 1995 is 97.5% of their face amount, or $136,500.

     Approximate aggregate minimum annual payments due on long term debt, inclusive of additional borrowings pursuant to the Amended Credit Facility, for the subsequent five years are as follows: 1996, $40; 1997, $45; 1998, $50; 1999, $10,057; 2000, $42,291; and thereafter, $158,605.

9. EXTINGUISHMENT OF DEBT

     On January 13, 1993, the Company's 11 1/2% Senior Subordinated Debentures due 1999 (the "Old Debentures"), with a principal amount of $110,000, were redeemed at 105.11% of the principal amount thereof. On April 22, 1993, the Company redeemed a $40,000 maturity value zero coupon junior subordinated debenture scheduled to mature on December 1, 1999, for $17,488. Also in fiscal 1993, deferred financing fees

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES and prepayment costs associated with a prior credit facility were written off. The principal amounts, related prepayment costs and unamortized issuance costs resulted in an extraordinary loss of $8,892 (net of tax benefit of $5,392).

10. COMMITMENTS AND CONTINGENCIES

  A. LEASE COMMITMENTS

     The Company leases certain factory and warehouse buildings and equipment under long-term operating leases expiring through 2009. Future minimum lease payments under noncancellable operating leases at September 30, 1995 are as follows:

                                      YEAR                           AMOUNT
                -------------------------------------------------    -------
                1996.............................................    $ 3,755
                1997.............................................      2,637
                1998.............................................      1,707
                1999.............................................      1,248
                2000.............................................      1,080
                Thereafter.......................................      1,461
                                                                     -------
                          Total..................................    $11,888
                                                                     =======

     Total rental expense for the above operating leases and other short-term leases for the fiscal years 1993, 1994 and 1995 was $4,340, $4,684 and $3,731, respectively.

  B. CAPITAL EXPENDITURES

     In fiscal 1996, the Company plans a $35,000 expansion of its manufacturing facilities, of which $3,028 is committed at September 30, 1995.

  C. CONTINGENCIES

     In January 1995, an arbitration proceeding was initiated by Fibermesh (Suisse), S.A. against the Company, in the United States, alleging a breach by the Company of an exclusive distribution agreement for the distribution of Fibermesh(R) in Switzerland and claiming actual damages of 6,104,000 Swiss Francs ($4.9 million at June 30, 1996) and punitive damages of $20 million. On September 20, 1996, the arbitrator issued a decision finding for the Company against Fibermesh (Suisse), S.A. on all issues and claims presented. Accordingly, the Company was found not to be liable for any actual or punitive damages in connection with this action. Fibermesh (Suisse), S.A. has limited rights of appeal.

     The Company and its subsidiaries are parties to litigation arising out of their business operations. Most of such litigation involves claims for personal injury, property damage, breach of contract and claims involving employee relations and certain administrative proceedings. The Company believes such claims are adequately covered by insurance or do not involve a risk of material loss to the Company.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES

11. INCOME TAXES

     Income tax expense for each of the years presented is determined in accordance with SFAS No. 109. The Company adopted SFAS No. 109 as of October 1, 1992, and reflected a charge of $8,500 representing the cumulative effect of this accounting change on net income.

     The provision (benefit) for income taxes is as follows:

                                                                  YEAR ENDED SEPTEMBER 30,
                                                                  -------------------------
                                                                  1993      1994      1995
                                                                  -----    ------    ------
    Current:
      Federal...................................................  $(764)   $3,770    $3,180
      State.....................................................   (200)    1,000       400
      Foreign...................................................     --        --       275
                                                                  -----    ------    ------
                                                                   (964)    4,770     3,855
                                                                  -----    ------    ------
    Deferred:
      Federal...................................................    795     3,405      (218)
      State.....................................................     49       425      (137)
                                                                  -----    ------    ------
                                                                    844     3,830      (355)
                                                                  -----    ------    ------
    Total taxes on income.......................................  $(120)   $8,600    $3,500
                                                                  =====    ======    ======

     The Omnibus Budget Reconciliation Act of 1993 (the "Tax Act"), enacted in August 1993, increased the statutory corporate income tax 1% (to 35%) and made other changes concerning the deductibility of certain costs in determining taxable income. Provisions of the Tax Act were effective retroactive to January 1, 1993. As a result and in accordance with SFAS No. 109, deferred federal income tax expense was increased by $423 in the quarter ended September 30, 1993.

     A reconciliation of income taxes from continuing operations computed at the statutory rate and actual tax expense is as follows:

                                                                  YEAR ENDED SEPTEMBER 30,
                                                                 --------------------------
                                                                  1993      1994      1995
                                                                 ------    ------    ------
    Amount computed at statutory rate..........................  $2,522    $7,007    $1,900
    State and local taxes less applicable federal income tax...     289       747       270
    Amortization of goodwill...................................     915       871       873
    Other nondeductible expenses...............................     142       348       210
    Effect of federal tax rate increase........................     423        --        --
    Other, net.................................................     181      (373)      247
                                                                 ------    ------    ------
                                                                 $4,472    $8,600    $3,500
                                                                 ======    ======    ======

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES

     The tax effects of significant items comprising the Company's net deferred tax liability are as follows:

                                                                          SEPTEMBER 30,
                                                                       -------------------
                                                                        1994        1995
                                                                       -------     -------
    Property, plant and equipment....................................  $20,058     $22,121
    Trademarks and patents...........................................    1,092       1,054
                                                                       -------     -------
    Total deferred income tax liabilities............................   21,150      23,175
                                                                       -------     -------
    Receivables......................................................      480       1,609
    Inventory........................................................      397         628
    Accrued expenses.................................................      691       1,581
    AMT credit carryforward..........................................    1,517       1,647
                                                                       -------     -------
    Total deferred income tax assets.................................    3,085       5,465
                                                                       -------     -------
    Net deferred income tax liability................................  $18,065     $17,710
                                                                       =======     =======

     United States income tax returns for fiscal years 1992 and 1993 are currently under examination by the Internal Revenue Service. In the opinion of management, adjustments resulting from the examination will not have a material adverse effect on the Company's consolidated financial position or results of operations.

12. DISCONTINUED OPERATIONS

     On March 15, 1993, the Company completed the disposal of its Irish manufacturing operations, which had been accounted for as a discontinued operation. In fiscal 1993, the Company reduced amounts previously provided for the loss on disposal by $1,420 (net of income taxes of $800).

13. RETIREMENT PROGRAMS

     For United States employees, the Company maintains a trustee profit-sharing plan (the "Plan") which is qualified under Section 401(k) of the Internal Revenue Code. All full-time employees over the age of 21 who have been employed continuously for at least one year are eligible for participation in the Plan. The Company may, but has not elected to, contribute a portion of its profits to the Plan, as determined by the Board. Employer contributions vest over 3 to 7 years. The Company has elected to match employee contributions to the Plan on a 50% basis but not to exceed 6% of the employee's annual compensation. During fiscal years 1993, 1994 and 1995, the Company contributed $813, $891 and $921, respectively. The Plan provides for the Company to bear the expense of the administration of the Plan. Pension expense on the foreign plans is not significant.

14. STOCKHOLDER'S EQUITY

     A. COMMON STOCK

     The authorized capital stock of the Company consisted of 5,000 shares of common stock, par value $1.00 per share (the "Common Stock"), of which 49.95 shares were outstanding at September 30, 1995 and 1994. All of the issued and outstanding shares of Common Stock are owned by Synthetic Industries, L.P. In connection with the Recapitalization in July 1996 (Note 15.b), the Company increased the authorized number of shares to 25,000,000 and approved a 115,740.74-for-1 stock split of the issued and outstanding shares. All share and per share information have been adjusted to give retroactive recognition to the stock split.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES

  B. STOCK OPTIONS

     In August 1994, the Company adopted a stock option plan (the "Directors' Plan"), pursuant to which non-qualified stock options to purchase an aggregate of 125,261 shares of Common Stock were granted to the four non-employee Directors of the Company at an exercise price of $6.83 per share which was determined by reference to the fair market value of the Company's equity at the time such Directors joined the Board. The stock options will be fully vested by October 1, 1996 and have a term which expires on August 4, 2004. The Directors' Plan does not provide for any further grants of options thereunder.

     In August 1994, the Company adopted a stock option plan (the "1994 Plan") for its key employees which provides for the grant of incentive stock options, within the meaning of Section 422A of the Internal Revenue Code, and non-qualified stock options. The maximum aggregate number of shares of Common Stock that may be issued under the 1994 Plan is 491,413 shares. In December 1995, stock options to purchase an aggregate of 316,697 shares of Common Stock were granted at an exercise price of $10.72 per share. The stock options vest and become exercisable at a rate of 25% per year over a four-year period and expire ten years from the date of grant. As of September 30, 1995, no options were exercisable under the 1994 Plan.

     The purchase price of the shares of Common Stock subject to options under the 1994 Plan must be no less than the fair market value of the Common Stock at the date of grant, provided, however, that the purchase price of shares of Common Stock subject to ISOs granted to any optionee who owns shares possessing more than 10% of the combined voting power of the Company ("Ten Percent Stockholder") must not be less than 110% of the fair market value of the Common Stock at the date of the grant. The maximum term of an option may not exceed ten years from the date of grant, except with respect to ISOs granted to Ten Percent Stockholders which must expire within five years of the date of grant.

15. SUBSEQUENT EVENTS

     A. STOCK OPTIONS

     In December 1995, stock options for 174,716 shares of Common Stock were granted to various employees under the 1994 Plan at an exercise price of $10.72 per share. The stock options vest and become exercisable at a rate of 25% per year over a four-year period and expire ten years from the date of grant. As of September 6, 1996, options to purchase an aggregate of 491,413 shares of Common Stock had been granted under the 1994 Plan. As of September 6, 1996, 79,173 stock options were exercisable under the 1994 Plan.

     In May 1996, the Company adopted a stock option plan (the "1996 Plan"), which provides for the grant of incentive stock options and nonqualified stock options to any full time employee of the Company under terms substantially the same as the 1994 Plan. The maximum number of shares of Common Stock that may be issued under the 1996 Plan is 57,812 shares. Options to purchase an aggregate of 21,723 shares have been granted at an exercise price of $10.72 per share.

     B. RECAPITALIZATION

     On July 31, 1996, the Board of Directors approved an amendment to the Company's Certificate of Incorporation to effect a recapitalization of the Company's Common Stock, pursuant to which the number of authorized shares of the Company's Common Stock was increased to 25,000,000 shares (the "Recapitalization"). As part of the Recapitalization, the Board approved a 115,740.74-for-1 stock split of the issued and outstanding shares of Common Stock. The Recapitalization, including the stock split, will be effective immediately prior to a contemplated initial public offering. All share and per share information included in the accompanying consolidated financial statements and notes have been adjusted to give retroactive recognition to the stock split.

     In addition, on July 31, 1996, the Board of Directors authorized an increase to the number of available shares of Common Stock that may be issued under the 1996 Plan by 231,250 to 289,062.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
         (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                      SEPTEMBER 30,     JUNE 30,
                                                                          1995            1996
                                                                      -------------     --------
                               ASSETS
CURRENT ASSETS
  Cash..............................................................     $    108       $    165
  Accounts receivable, net of allowance for doubtful accounts of
     $4,053 and $4,050, respectively................................       47,947         50,809
  Inventory (Note 3)................................................       45,597         37,668
  Other current assets..............................................       14,708         14,812
                                                                         --------       --------
  TOTAL CURRENT ASSETS..............................................      108,360        103,454
PROPERTY, PLANT AND EQUIPMENT, net (Note 4).........................      116,729        137,237
OTHER ASSETS........................................................       87,211         84,841
                                                                         --------       --------
                                                                         $312,300       $325,532
                                                                         ========       ========
LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
  Accounts payable..................................................     $ 24,021       $ 23,600
  Accrued expenses and other current liabilities....................        7,378          8,235
  Income taxes payable (Note 6).....................................        1,455          2,204
  Interest payable..................................................        6,427          2,555
  Current maturities of long-term debt (Note 5).....................           40             60
                                                                         --------       --------
  TOTAL CURRENT LIABILITIES.........................................       39,321         36,654
LONG-TERM DEBT (Note 5).............................................      192,048        204,145
DEFERRED INCOME TAXES (Note 6)......................................       23,175         24,225
COMMITMENTS AND CONTINGENCIES (Note 7)
STOCKHOLDER'S EQUITY (Note 8):
  Common stock......................................................           --             --
  Additional paid-in capital........................................       69,300         69,300
  Cumulative translation adjustments................................           29             (5)
  Deficit...........................................................      (11,573)        (8,787)
                                                                         --------       --------
  TOTAL STOCKHOLDER'S EQUITY........................................       57,756         60,508
                                                                         --------       --------
                                                                         $312,300       $325,532
                                                                         ========       ========

                See Notes to Consolidated Financial Statements.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
         (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                      THREE MONTHS ENDED       NINE MONTHS ENDED
                                                           JUNE 30,                JUNE 30,
                                                     --------------------    ---------------------
                                                      1995        1996         1995        1996
                                                     -------    ---------    --------    ---------
Net sales..........................................  $72,767    $  82,843    $194,349    $ 212,060
                                                     -------    ---------    --------    ---------
Costs and expenses:
  Costs of sales...................................   50,867       55,134     136,950      151,221
  Selling expenses.................................    6,627        7,307      17,591       19,259
  General and administrative expenses..............    4,943        5,233      14,453       16,024
  Amortization of excess of purchase price over net
     assets acquired and other intangibles.........      648          648       1,918        1,944
                                                     -------    ---------    --------    ---------
                                                      63,085       68,322     170,912      188,448
                                                     -------    ---------    --------    ---------
     Operating income..............................    9,682       14,521      23,437       23,612
                                                     -------    ---------    --------    ---------
Other expenses:
  Interest expense.................................    5,846        5,863      17,027       17,253
  Amortization of deferred financing costs.........      186          175         555          523
                                                     -------    ---------    --------    ---------
                                                       6,032        6,038      17,582       17,776
                                                     -------    ---------    --------    ---------
Income before provision for income taxes...........    3,650        8,483       5,855        5,836
Provision for income taxes (Note 6)................    1,771        3,390       3,300        3,050
                                                     -------    ---------    --------    ---------
NET INCOME.........................................  $ 1,879    $   5,093    $  2,555    $   2,786
                                                     =======    =========    ========    =========
Pro Forma Financial Data (Note 8):
  Pro forma net income.............................             $   5,716                $   4,654
                                                                =========                =========
  Weighted average shares outstanding used in
     computing pro forma net income per share......             9,422,214                9,422,214
                                                                =========                =========
  Pro forma net income per share...................             $    0.61                $    0.49
                                                                =========                =========

                See Notes to Consolidated Financial Statements.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)
                                  (UNAUDITED)

                                                                         NINE MONTHS ENDED
                                                                              JUNE 30,
                                                                       -----------------------
                                                                         1995           1996
                                                                       --------       --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.........................................................  $  2,555       $  2,786
  Adjustments to reconcile net income to net cash provided by (used
     in) operations:
     Depreciation....................................................     8,605          9,774
     Amortization of deferred financing costs and intangibles........     2,473          2,467
     Provision for bad debts.........................................       580             23
     Deferred income taxes...........................................     1,130          1,280
  Change in assets and liabilities:
     Increase in accounts receivable.................................    (9,814)        (2,885)
     (Increase) decrease in inventory................................   (18,205)         7,929
     Increase in other current assets................................      (117)          (334)
     Increase (decrease) in accounts payable.........................     4,917           (421)
     (Decrease) increase in accrued expenses and other current
      liabilities....................................................      (194)           857
     Increase in income taxes payable................................       188            749
     Decrease in interest payable....................................    (4,052)        (3,872)
                                                                       --------       --------
       Cash provided by (used in) operating activities...............   (11,934)        18,353
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, plant and equipment.........................   (12,169)       (25,439)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under term loan.........................................    11,000         19,500
  Repayments under term loan.........................................    (4,500)          (500)
  Net borrowings (repayments) under revolving credit line............    17,800        (11,713)
  Deferred financing costs...........................................      (201)           (97)
  Repayments of other long term obligations..........................       (27)           (13)
                                                                       --------       --------
     Cash provided by financing activities...........................    24,072          7,177
     Effect of exchange rate changes on cash.........................        17            (34)
                                                                       --------       --------
NET (DECREASE) INCREASE IN CASH......................................       (14)            57
CASH AT BEGINNING OF PERIOD..........................................       117            108
                                                                       --------       --------
CASH AT END OF PERIOD................................................  $    103       $    165
                                                                       ========       ========
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
  Cash paid during the year for:
     Interest........................................................  $ 21,079       $ 21,125
     Income taxes....................................................     1,832          1,387
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITY:
  Capital lease obligations incurred for purchase of equipment.......  $     --       $  5,000

                See Notes to Consolidated Financial Statements.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1996
         (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)

1. ORGANIZATION

     Synthetic Industries, Inc., a Delaware corporation (the "Company"), manufactures and markets a wide range of polypropylene-based fabric and fiber products designed for industrial applications. The Company's diverse mix of products are marketed to the floor covering, construction and technical textile markets for such end-use applications as carpet backing, geotextiles and erosion control, concrete reinforcement and furniture construction fabrics. The Company is a wholly-owned subsidiary of Synthetic Industries, L.P., a Delaware limited partnership.

2. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The consolidated financial statements as of June 30, 1996 and for the three and nine month periods ended June 30, 1995 and 1996 included herein have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the financial position at June 30, 1995 and 1996, and the results of operations for the three and nine months ended June 30, 1995 and 1996 have been made on a consistent basis. It is suggested that these consolidated financial statements be read in conjunction with management's discussion and analysis of financial condition and results of operations and the audited consolidated financial statements and footnotes thereto included elsewhere in this Prospectus. Operating results for the three and nine months ended June 30, 1996 may not necessarily be indicative of the results that may be expected for the full year.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INVENTORY

     Inventory consists of the following:

                                                                 SEPTEMBER 30,       JUNE 30,
                                                                     1995              1996
                                                                 -------------       --------
    Finished goods.............................................     $27,867          $ 23,358
    Work in process............................................       5,541             7,227
    Raw materials..............................................      12,189             7,083
                                                                    -------          --------
                                                                    $45,597          $ 37,668
                                                                    =======          ========

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES

4. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                                                  SEPTEMBER 30,     JUNE 30,
                                                                      1995            1996
                                                                  -------------     --------
    Land........................................................     $  3,511       $  3,511
    Buildings and improvements..................................       23,457         28,650
    Machinery and equipment and leasehold improvements..........      151,921        177,010
                                                                     --------       --------
                                                                      178,889        209,171
    Accumulated depreciation....................................      (62,160)       (71,934)
                                                                     --------       --------
                                                                     $116,729       $137,237
                                                                     ========       ========

5. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                  SEPTEMBER 30,     JUNE 30,
                                                                      1995            1996
                                                                  -------------     --------
    Secured revolving credit facility ("Amended Credit
      Facility"):
      Secured revolving credit portion ("Revolver").............     $ 24,727       $ 13,014
      Term loan portion.........................................       26,000         45,000
    12 3/4% Senior subordinated debentures......................      140,000        140,000
    Capitalized lease obligation................................           --          4,843
    Other.......................................................        1,361          1,348
                                                                     --------       --------
                                                                      192,088        204,205
              Less current portion..............................          (40)           (60)
                                                                     --------       --------
              Total long-term portion...........................     $192,048       $204,145
                                                                     ========       ========

     The Amended Credit Facility, with termination date of October 1, 2001, provides for term loan borrowings of $45,000, of which $10,000 is payable in 1999 and $17,500 is payable in each of 2000 and 2001.

     The Revolver provides for availability based on a borrowing formula consisting of 85% of eligible accounts receivable and 50% of eligible inventory, subject to certain limitations. Under the Amended Credit Facility, the maximum amount available for borrowing under the Revolver is increased to $40,000. At June 30, 1996, the Company had $25,691 available for borrowings under the Revolver.

     The Company considers the carrying values for the amounts outstanding under the Credit Facility to approximate fair value because they reprice frequently at market rates.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES

6. INCOME TAXES

     The provision (benefit) for income taxes is as follows:

                                                        THREE MONTHS
                                                            ENDED           NINE MONTHS ENDED
                                                          JUNE 30,              JUNE 30,
                                                      -----------------     -----------------
                                                       1995       1996       1995       1996
                                                      ------     ------     ------     ------
    Current:
      Federal......................................   $  768     $1,320     $1,820     $1,320
      State........................................      170        190        350        190
      Foreign......................................       --        110         --        260
                                                      ------     ------     ------     ------
                                                         938      1,620      2,170      1,770
                                                      ------     ------     ------     ------
    Deferred:
      Federal......................................      805      1,640      1,308      1,180
      State........................................       28        130       (178)       100
                                                      ------     ------     ------     ------
                                                         833      1,770      1,130      1,280
                                                      ------     ------     ------     ------
    Total taxes on income..........................   $1,771     $3,390     $3,300     $3,050
                                                      ======     ======     ======     ======

     The federal income tax provision for the three and nine months ended June 30, 1995 and 1996 reflects the non-deductibility of certain expenses for income tax purposes such as amortization of goodwill. Deferred income taxes result from temporary differences between tax bases of assets and liabilities and their reported amounts in the financial statements. The Company's United States income tax returns for the fiscal years 1992 and 1993 have been examined and settled without material adjustment.

7. CONTINGENCY

     In January 1995, an arbitration proceeding was initiated by Fibermesh (Suisse), S.A. against the Company, in the United States, alleging a breach by the Company of an exclusive distribution agreement for the distribution of Fibermesh(R) in Switzerland and claiming actual damages of 6,104,000 Swiss Francs ($4.9 million at June 30, 1996) and punitive damages of $20 million. On September 20, 1996, the arbitrator issued a decision finding for the Company against Fibermesh (Suisse), S.A. on all issues and claims presented. Accordingly, the Company was found not to be liable for any actual or punitive damages in connection with this action. Fibermesh (Suisse), S.A. has limited rights of appeal.

8. PRO FORMA NET INCOME PER SHARE

     The Company has presented pro forma net income per share for the three and nine month periods ended June 30, 1996 in lieu of historical net income per share. Historical information is not meaningful as the Company is owned by one shareholder. The pro forma net income per share has been computed assuming (a) proceeds of the initial public offering (Note 10) were used to repay indebtedness resulting in interest savings and (b) the weighted average number of common shares and common shares equivalents outstanding have been adjusted to give effect to the stock split authorized in July 1996 (Note 10). Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 55, common share equivalents attributable to stock options granted within one year of an initial public offering have been included in the calculation of weighted average shares outstanding.

9. STOCK OPTIONS

     In December 1995, stock options for 174,716 shares of Common Stock were granted to various employees under the 1994 Plan at an exercise price of $10.72 per share. The stock options vest and become exercisable at a rate of 25% per year over a four-year period and expire ten years from the date of grant. As of

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES

September 6, 1996, options to purchase an aggregate of 491,413 shares of Common Stock had been granted under the 1994 Plan. As of September 6, 1996, 79,173 stock options were exercisable under the 1994 Plan.

     In May 1996, the Company adopted a stock option plan (the "1996 Plan"), which provides for the grant of incentive stock options and nonqualified stock options to any full time employee of the Company under terms substantially the same as the 1994 Plan. The maximum number of shares of Common Stock that may be issued under the 1996 Plan is 57,812 shares. Options to purchase an aggregate of 21,723 shares have been granted at an exercise price of $10.72 per share.

10. SUBSEQUENT EVENTS

     On July 31, 1996, the Board of Directors approved an amendment to the Company's Certificate of Incorporation to effect a recapitalization of the Company's Common Stock, pursuant to which the number of authorized shares of the Company's Common Stock will be increased to 25,000,000 shares (the "Recapitalization"). As part of the Recapitalization, the Board approved a 115,740.74-for-1 stock split of the issued and outstanding shares of Common Stock. The Recapitalization, including the stock split, will be effective immediately prior to a contemplated initial public offering. All share and per share information included in the accompanying consolidated financial statements and notes have been adjusted to give retroactive recognition to the stock split.

     In addition, on July 31, 1996, the Board of Directors authorized an increase to the number of available shares of Common Stock that may be issued under the Amended 1996 Plan by 231,250 to 289,062.

===============================================================================

  NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK TO ANY PERSON IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Prospectus Summary...................   3
Risk Factors.........................   8
The Company..........................  12
Use of Proceeds......................  13
Dividend Policy......................  13
Capitalization.......................  14
Dilution.............................  15
Selected Consolidated Financial
  Information........................  16
Management's Discussion and Analysis
  of Financial Condition
  and Results of Operations..........  18
Business.............................  25
Management...........................  38
Principal Stockholders...............  45
Certain Relationships and Related
  Transactions.......................  46
Description of Certain Indebtedness..  48
Description of Capital Stock.........  49
Shares Eligible for Future Sale......  50
Underwriting.........................  52
Legal Matters........................  53
Experts..............................  53
Available Information................  53
Index to Consolidated Financial
  Statements......................... F-1

    UNTIL               , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN SHARES OF THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

===============================================================================


===============================================================================

                                3,400,000 SHARES

                                      LOGO

                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                            BEAR, STEARNS & CO. INC.

                                  FURMAN SELZ

                                              , 1996

===============================================================================

                      [Alternative Prospectus Cover Page]


                           SYNTHETIC INDUSTRIES, L.P.


                               309 LAFAYETTE ROAD


                             CHICKAMAUGA, GA 30707


                                 (706) 375-3121



Dear Limited Partner:



     We are happy to report to you that the public offering of newly-issued shares of Synthetic Industries, Inc. is now in the marketing stage. The preliminary prospectus accompanies this letter. We have worked hard over the past several months toward this public offering and we believe that the offering will strengthen Synthetic's balance sheet and support its ongoing operations. All of the net proceeds of the offering will go to Synthetic for use in its business. The public offering will also establish a market value for the holdings in Synthetic underlying your partner interest. This will allow us to offer you in the future an option to dispose of your partner interest for a price that is based upon the underlying public market value of Synthetic.



     Our highest priority is to provide you with liquidity by giving you the opportunity to choose either to participate in a future secondary public sale of Synthetic Common Stock held by the Partnership or to receive shares of Synthetic Common Stock in a distribution. Please rest assured that any proposal will be submitted for your vote. We expect to prepare and file a proxy statement and other documents related to such a proposal with the Securities and Exchange Commission in the near future.



     Assuming the required number of limited partners approve the plan we present, we hope to be able to conduct a secondary offering sometime in 1997. Of course, the timing of the offering and the number of shares we will be able to sell at an attractive price will depend upon market conditions. The consent of the underwriters in the current offering would be required if Synthetic were to register a sale of Common Stock in less than 270 days from the closing of that offering. We expect that if the market is strong enough to warrant a sale before the expiration of such restricted period, the underwriters will work with us to bring about another offering.



     For those of you who decide to receive shares of Synthetic, we plan to distribute Common Stock to limited partners in one or more liquidating distributions, depending upon market conditions and the method of distribution. We currently anticipate that such a distribution or distributions will occur in the beginning of 1998. Any such distribution will be subject to filings with the Securities and Exchange Commission and restrictions, if any, imposed by the underwriters.



     Although no assurances can be made that the current offering of newly issued Synthetic Common Stock will ultimately be consummated, we are enthusiastic about the prospect that the Partnership's investment in Synthetic will be valued in the public market. We believe that the receipt of new equity capital will be beneficial to Synthetic and we look forward to offering you in the near future the opportunity to choose whether to retain or liquidate your investment in the Partnership. We invite you to call Leonard Chill at (706) 375-3121 if you have any questions regarding these matters.



                                               Sincerely,



                                               SI MANAGEMENT LP


                                               General Partner



                                               SYNTHETIC MANAGEMENT G.P.


                                               General Partner



                                               CHILL INVESTMENTS, INC.


                                               Managing General Partner



                                               By:  Leonard Chill

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of the Common Stock being registered, all of which will be paid by the Registrant. All amounts are estimates except the registration fee and the NASD filing fee.

    Registration fee........................................................    $ 50,561
    NASD filing fee.........................................................      15,163
    Nasdaq National Market listing fee......................................      39,063
    Blue Sky fees and expenses..............................................      10,000
    Accounting fees and expenses............................................     100,000
    Legal fees and expenses.................................................     350,000
    Transfer agent and registrar fees.......................................      10,000
    Printing and engraving expenses.........................................      50,000
    Miscellaneous expenses..................................................     125,213
                                                                                --------
              Total.........................................................    $750,000
                                                                                ========

---------------

* To be completed by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys' fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's by-laws, agreement, vote or otherwise.

     In accordance with Section 145 of the DGCL, Article Eleventh of the Registrant's Certificate of Incorporation, as amended and restated (the "Amended Certificate") provides that the Registrant shall indemnify each person who is or was a director, officer, employee or agent of the Registrant (including the heirs, executors, administrators or estate of such person) or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted under Section 145 of the DGCL, as the same may be amended or supplemented. The indemnification provided by the Amended Certificate shall not be deemed exclusive of any other rights to which any of those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     The foregoing statements are subject to the detailed provisions of Section 145 of the DGCL and Article Eleventh of the Amended Certificate.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Not applicable

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

        1            -- Form of Underwriting Agreement++
        2.1          -- Acquisition Agreement dated November 21, 1986 between Synthetic
                        Industries, Inc., Synthetic Industries Limited, Polyweave
                        Corporation, the stockholders of Synthetic Industries, Inc.,
                        Synthetic Industries Limited and SI Holding Inc., including exhibits thereto+
        2.2          -- Plan and Agreement of Merger dated December 4, 1986+
        2.3          -- Asset Purchase Agreement dated October 12, 1990 between Synthetic
                        Industries, Inc. and Chicopee+
        3.1          -- Certificate of Incorporation of Synthetic Industries, Inc. (including all amendments to date) filed with the Secretary of the State of
                        Delaware+
        3.2          -- Amended and Restated By-Laws of Synthetic Industries, Inc. (including all amendments to date)+
        4.1          -- Specimen of Common Stock Certificate++
        4.2          -- Form of Indenture between Synthetic Industries, Inc. and United
                        States Trust Company of New York, Trustee, in respect to the 12 3/4%
                        Senior Subordinated Debentures due 2002+
        4.3          -- Supplemental Form of Indenture between Synthetic Industries, Inc. and
                        United States Trust Company of New York, Trustee, in respect to the
                        12 3/4% Senior Subordinated Debentures due 2002+
        5.1          -- Opinion of Andrews & Kurth L.L.P. regarding the legality of Common
                        Stock being registered+
       10.1          -- Fourth Amended and Restated Revolving Credit and Security Agreement
                        dated as of October 20, 1995 among Synthetic Industries, Inc., The
                        First National Bank of Boston and other Lenders listed on Schedule 1 thereto, and The First National Bank of Boston, as agent on behalf of the Lenders+
       10.2          -- Amendment No. 1 to the Fourth Amended and Restated Revolving Credit
                        and Security Agreement dated as of December 1, 1995+
       10.3          -- Amendment No. 2 to the Fourth Amended and Restated Revolving Credit
                        and Security Agreement dated as of February 14, 1996+
       10.4          -- Amendment No. 3 to the Fourth Amended and Restated Revolving Credit
                        and Security Agreement dated as of March 15, 1996+
       10.5          -- US Patent No. 4,867,614, Reinforced Soil and Method (Exp. December
                        13, 2003)+
       10.6          -- US Patent No. 4,790,691, Fiber Reinforced Soil and Method (Exp.
                        December 13, 2003)+
       10.7          -- US Patent No. 5,007,766, Shaped Barrier for Erosion Control and
                        Sediment Collection (Exp. April 16, 2008)+

       10.8          -- Lease agreement dated November 22, 1971 between Murray Sobel and
                        Synthetic Industries, Inc. (including all amendments to date)+
       10.9          -- Lease agreement dated February 13, 1969, between Murray Sobel and wife, Marcella S. Sobel, and Joseph F. Decosimo, Frank M. Thompson
                        and Murray Sobel, Trustees, Synthetic Industries, Inc. (including all amendments to date)+
       10.10         -- Lease agreement dated December 17, 1990 between Chicopee and
                        Synthetic Industries, Inc.+
       10.11         -- Lease agreement dated January 17, 1991 between Herchel L. Webster and
                        Allie Ree Webster and Synthetic Industries, Inc. (the "Lumite
                        Lease")+
       10.12         -- Amendment to the Lumite Lease dated October 1, 1992+
       10.13         -- Consulting Agreement dated July 23, 1991 between Texpro Limitada y
                        Cia S.C.A. and Synthetic Industries, Limited+
       10.14         -- Supply Contract between Eastman Chemical Products, Inc. and Synthetic
                        Industries, Inc. dated December 13, 1991+
       10.15         -- Agreement dated September 6, 1996 between Leonard Chill and Synthetic
                        Industries, Inc.+
       10.16         -- Agreement dated September 6, 1996 between W. Wayne Freed and
                        Synthetic Industries, Inc.+
       10.17         -- Agreement dated September 6, 1996 between Ralph A. Kenner and
                        Synthetic Industries, Inc.+
       10.18         -- Agreement dated September 6, 1996 between William Gardner Wright, Jr.
                        and Synthetic Industries, Inc.+
       10.19         -- Agreement dated September 6, 1996 between John M. Long and Synthetic
                        Industries, Inc.+
       10.20         -- Agreement dated September 6, 1996 between Charles T. Koerner and
                        Synthetic Industries, Inc.+
       10.21         -- Agreement dated September 1, 1984 between Robert J. Breyley, Sr. and
                        Fibermesh Company+
       10.22         -- Agreement dated September 6, 1996 between Joseph Sinicropi and
                        Synthetic Industries, Inc.+
       10.23         -- Agreement dated September 6, 1996 between W.O. Falkenberry and
                        Synthetic Industries, Inc.+
       10.24         -- Agreement dated September 6, 1996 between Bobby Callahan and
                        Synthetic Industries, Inc.+
       10.25         -- 1994 Stock Option Plan for Non-Employee Directors+
       10.26         -- 1994 Stock Option Plan+
       10.27         -- 1996 Stock Option Plan+
       10.28         -- Incentive Compensation Plan Fiscal Year 1994/1995+
       10.29         -- Incentive Compensation Plan Fiscal Year 1995/1996+
       10.30         -- Form of Registration Rights Agreement+
       10.31         -- Amendment No. 4 to the Fourth Amended and Restated Revolving Credit
                        and Security Agreement dated as of September 27, 1996+
       21            -- List of Subsidiaries of Synthetic Industries, Inc.+
       23.1          -- Consent of Deloitte & Touche LLP, independent auditors*
       23.2          -- Consent of Andrews & Kurth L.L.P. (included in the opinion filed as
                        Exhibit 5)
       24            -- Power of Attorney of the Board of Directors (included in Part II of the Registration Statement)


---------------

*  Filed herewith
+  Previously filed
++ To be supplied by amendment

(b) Not applicable

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed the by final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chickamauga, State of Georgia, on October 4, 1996.


                                            SYNTHETIC INDUSTRIES, INC.

                                            By:      /s/  LEONARD CHILL
                                                        Leonard Chill
                                                          President

                               POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:



                  SIGNATURE                                TITLE                     DATE
---------------------------------------------  -----------------------------  ------------------
           /s/  LEONARD CHILL                  President, Chief Executive        October 4, 1996
---------------------------------------------      Officer and Director
                Leonard Chillyy                  (Principal Executive
                                                 Officer)

         /s/  JOSEPH SINICROPI                 Chief Financial Officer and       October 4, 1996
---------------------------------------------    Secretary (Principal
              Joseph Sinicropi                   Accounting Officer)

         */s/  JOSEPH F. DANA                  Director                          October 4, 1996
---------------------------------------------
               Joseph F. Dana

         */s/  LEE J. SEIDLER                  Director                          October 4, 1996
---------------------------------------------
               Lee J. Seidler

        */s/  WILLIAM J. SHORTT                Director                          October 4, 1996
---------------------------------------------
              William J. Shortt

        */s/  ROBERT L. VOIGT                  Director                          October 4, 1996
---------------------------------------------
              Robert L. Voight

*By:     /s/  JOSEPH SINICROPI                                                   October 4, 1996
---------------------------------------------
              Joseph Sinicropi
              Attorney-in-Fact

                               INDEX TO EXHIBITS

      EXHIBITS
--------------------
        1            -- Form of Underwriting Agreement++
        2.1          -- Acquisition Agreement dated November 21, 1986 between Synthetic
                        Industries, Inc., Synthetic Industries Limited, Polyweave
                        Corporation, the stockholders of Synthetic Industries, Inc.,
                        Synthetic Industries Limited and SI Holding Inc., including exhibits thereto+
        2.2          -- Plan and Agreement of Merger dated December 4, 1986+
        2.3          -- Asset Purchase Agreement dated October 12, 1990 between Synthetic
                        Industries, Inc. and Chicopee+
        3.1          -- Certificate of Incorporation of Synthetic Industries, Inc. (including all amendments to date) filed with the Secretary of the State of
                        Delaware+
        3.2          -- Amended and Restated By-Laws of Synthetic Industries, Inc. (including all amendments to date)+
        4.1          -- Specimen of Common Stock Certificate++
        4.2          -- Form of Indenture between Synthetic Industries, Inc. and United
                        States Trust Company of New York, Trustee, in respect to the 12 3/4%
                        Senior Subordinated Debentures due 2002+
        4.3          -- Supplemental Form of Indenture between Synthetic Industries, Inc. and
                        United States Trust Company of New York, Trustee, in respect to the
                        12 3/4% Senior Subordinated Debentures due 2002+
        5.1          -- Opinion of Andrews & Kurth L.L.P. regarding the legality of Common
                        Stock being registered+
       10.1          -- Fourth Amended and Restated Revolving Credit and Security Agreement
                        dated as of October 20, 1995 among Synthetic Industries, Inc., The
                        First National Bank of Boston and other Lenders listed on Schedule 1 thereto, and The First National Bank of Boston, as agent on behalf of the Lenders+
       10.2          -- Amendment No. 1 to the Fourth Amended and Restated Revolving Credit
                        and Security Agreement dated as of December 1, 1995+
       10.3          -- Amendment No. 2 to the Fourth Amended and Restated Revolving Credit
                        and Security Agreement dated as of February 14, 1996+
       10.4          -- Amendment No. 3 to the Fourth Amended and Restated Revolving Credit
                        and Security Agreement dated as of March 15, 1996+
       10.5          -- US Patent No. 4,867,614, Reinforced Soil and Method (Exp. December
                        13, 2003)+
       10.6          -- US Patent No. 4,790,691, Fiber Reinforced Soil and Method (Exp.
                        December 13, 2003)+
       10.7          -- US Patent No. 5,007,766, Shaped Barrier for Erosion Control and
                        Sediment Collection (Exp. April 16, 2008)+
       10.8          -- Lease agreement dated November 22, 1971 between Murray Sobel and
                        Synthetic Industries, Inc. (including all amendments to date)+
       10.9          -- Lease agreement dated February 13, 1969, between Murray Sobel and wife, Marcella S. Sobel, and Joseph F. Decosimo, Frank M. Thompson
                        and Murray Sobel, Trustees, Synthetic Industries, Inc. (including all amendments to date)+
       10.10         -- Lease agreement dated December 17, 1990 between Chicopee and
                        Synthetic Industries, Inc.+
       10.11         -- Lease agreement dated January 17, 1991 between Herchel L. Webster and
                        Allie Ree Webster and Synthetic Industries, Inc. (the "Lumite
                        Lease")+
       10.12         -- Amendment to the Lumite Lease dated October 1, 1992+
       10.13         -- Consulting Agreement dated July 23, 1991 between Texpro Limitada y
                        Cia S.C.A. and Synthetic Industries, Limited+

      EXHIBITS
--------------------
       10.14         -- Supply Contract between Eastman Chemical Products, Inc. and Synthetic
                        Industries, Inc. dated December 13, 1991+
       10.15         -- Agreement dated September 6, 1996 between Leonard Chill and Synthetic
                        Industries, Inc.+
       10.16         -- Agreement dated September 6, 1996 between W. Wayne Freed and
                        Synthetic Industries, Inc.+
       10.17         -- Agreement dated September 6, 1996 between Ralph A. Kenner and
                        Synthetic Industries, Inc.+
       10.18         -- Agreement dated September 6, 1996 between William Gardner Wright, Jr.
                        and Synthetic Industries, Inc.+
       10.19         -- Agreement dated September 6, 1996 between John M. Long and Synthetic
                        Industries, Inc.+
       10.20         -- Agreement dated September 6, 1996 between Charles T. Koerner and
                        Synthetic Industries, Inc.+
       10.21         -- Agreement dated September 1, 1984 between Robert J. Breyley, Sr. and
                        Fibermesh Company+
       10.22         -- Agreement dated September 6, 1996 between Joseph Sinicropi and
                        Synthetic Industries, Inc.+
       10.23         -- Agreement dated September 6, 1996 between W.O. Falkenberry and
                        Synthetic Industries, Inc.+
       10.24         -- Agreement dated September 6, 1996 between Bobby Callahan and
                        Synthetic Industries, Inc.+
       10.25         -- 1994 Stock Option Plan for Non-Employee Directors+
       10.26         -- 1994 Stock Option Pla+
       10.27         -- 1996 Stock Option Plan+
       10.28         -- Incentive Compensation Plan Fiscal Year 1994/1995+
       10.29         -- Incentive Compensation Plan Fiscal Year 1995/1996+
       10.30         -- Form of Registration Rights Agreement+
       10.31         -- Amendment No. 4 to the Fourth Amended and Restated Revolving Credit
                        and Security Agreement dated as of September 27, 1996+
       21            -- List of Subsidiaries of Synthetic Industries, Inc.+
       23.1          -- Consent of Deloitte & Touche LLP, independent auditors*
       23.2          -- Consent of Andrews & Kurth L.L.P. (included in the opinion filed as
                        Exhibit 5)
       24            -- Power of Attorney of the Board of Directors (included in Part II of the Registration Statement)


---------------

*  Filed herewith
+  Previously filed
++ To be supplied by amendment

(b) Not applicable